.44

07022226

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Westjet

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 1 6 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34992

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/5/07

82-34992

WESTJET 2006

An Overview

AR/S
12-31-06



ANNUAL REPORT 2006

WESTJET

UPLIFTING

2006 WAS A BIG YEAR FOR US in terms of both earnings and growth.

TABLE OF CONTENTS

WESTJET IS CANADA'S LEADING LOW-FARE AIRLINE and is based in Calgary, Alberta. At year-end 2006, WestJet employed 5,990 people, and carried 11.2 million guests to its 23 Canadian destinations of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Charlottetown, Halifax and St. John's, its 11 American destinations of Honolulu (seasonal), Maui (seasonal), Los Angeles, Palm Springs (seasonal), Las Vegas, Phoenix (seasonal), Tampa, Orlando, Fort Myers, Fort Lauderdale and West Palm Beach, and its first international destination of Nassau, Bahamas. As at December 31, 2006, WestJet's fleet consisted of 63 Boeing 737 aircraft. WestJet is publicly traded on the Toronto Stock Exchange under the symbols WJA and WJA.A.


SUNNY

THE FUTURE BECAME DISTINCTLY BRIGHTER for both WestJet and the airline industry.

WestJet welcomes you aboard. We are happy to serve you our 2006 results, activities, financials and forecasts today. Especially after a year of record-breaking profits.



ALICIA BURTON | **YANICK HARRISON**
Flight Attendant | Flight Attendant

WELCOME ABOARD

We would also like to take this opportunity to showcase our friendly and diligent people whose accomplishments have given us an extraordinary story to tell.

If at any time during your read you wish to simply relax and enjoy the scenery, we encourage you to take in the view on your left. There you will get a breathtaking snapshot of how things appear from our vantage point at 40,000 feet.

For a closer view, please turn your attention to the task at hand: the discussion and in-depth analysis of our achievements and success in 2006.

Both offer an impressive overview of an airline that is spreading its wings and poised to increase its value in the years to come.

Once again, we thank you for investing or considering to invest in WestJet and we hope you have a pleasant read.


FERTILE

AT THE END OF 2006, our net earnings grew by 378 per cent to $114.7 million.

FINANCIAL OVERVIEW

WestJet Airlines Ltd.

Selected Consolidated Financial Data (in Thousands of Dollars, Except Per Share Data)

	2006	2005	2004	2003	2002
Consolidated Operating Statistics					
Revenue	$ 1,773,686	$ 1,392,762	$ 1,057,213	$ 863,323	$ 683,388
Earnings before income taxes	$ 164,481	$ 51,975	$ (15,976)	$ 97,395	$ 82,844
Net earnings (loss)	$ 114,676	$ 24,001	$ (17,168)	$ 60,539	$ 51,780
Earnings (loss) per share					
Basic	$ 0.88	$ 0.19	$ (0.14)	$ 0.52	$ 0.47
Diluted	$ 0.88	$ 0.19	$ (0.14)	$ 0.52	$ 0.46

	2006	2005	2004	2003	2002
Consolidated Operating Statistics					
Revenue Passenger Miles (RPM)	9,791,878,403	7,957,738,384	6,277,332,668	4,852,506,652	3,406,663,632
Available Seat Miles (ASM)	12,524,379,943	10,672,983,797	8,963,103,389	6,871,715,636	4,650,990,031
Load Factor	78%	75%	70%	71%	73%
Yield (¢)	18.1	17.5	16.8	17.8	20.1
Revenue per ASM (¢)	14.2	13.0	11.8	12.6	14.7
Operating cost per ASM (¢)	12.6	12.5	11.4	10.9	12.6
Average stage length (miles)	833	802	758	659	552
Cost per passenger mile (¢)	16.1	16.8	16.2	15.4	17.2
Segment guests	11,168,027	9,423,279	7,835,677	6,978,815	5,861,068
Fuel consumption (litres)	617,963,429	552,382,525	490,782,605	397,613,173	305,600,565
Fuel cost per litre (¢)	68.9	64.1	49.2	39.2	36.6
Number of full-time-equivalent employees at year-end	4,974	4,285	4,024	3,396	2,710
Fleet size at year-end	63	56	54	44	35

Note 1: For comparative purposes, impairment loss of $47,577,000 included in depreciation and amortization expense has been excluded from unit cost calculations for 2004.

OPERATIONAL TERMS EXPLAINED:

REVENUE PASSENGER MILES: A measure of passenger traffic, calculated as the number of revenue passengers, multiplied by the total distance flown.

AVAILABLE SEAT MILES: A measure of total passenger capacity, calculated by multiplying the total number of seats available for sale by the total distance flown.

LOAD FACTOR: A measure of total capacity utilization, calculated as the proportion of total available seat miles occupied by revenue passengers.

YIELD (REVENUE PER REVENUE PASSENGER MILE): A measure of unit revenue, calculated as the gross revenue generated per revenue passenger mile.

CASM (COST PER AVAILABLE SEAT MILE): Operating expenses divided by available seat miles.

RASM (REVENUE PER AVAILABLE SEAT MILE): Total revenue divided by available seat miles.

Revenue (MILLIONS OF DOLLARS)



2,000
1,500
1,000
500
0
683
863
1,057
1,393
1,774
2002
2003
2004
2005
2006

Available Seat Miles (MILLIONS)



15,000
12,000
9,000
6,000
3,000
0
4,651
6,872
8,963
10,673
12,524
2002
2003
2004
2005
2006

RASM vs. CASM



RASM
CASM
30
25
20
15
10
5
0
14.7
12.6
11.8
13.0
14.2
12.6
10.9
11.4
12.5
12.6
2002
2003
2004
2005
2006


BREATHTAKING

IT WAS A YEAR OF MILESTONES. We recorded four record quarters of profit, and we went international, adding the Bahamas to our growing list of destinations.

Hi, I'm Sean Durfy, President of WestJet. We're expecting sunny skies this year. Perfect for enjoying views like the one on your left. And if you think that's breathtaking, wait till you see our business landscape. Allow me to give you a quick overview.



SEAN DURFY
President

PRESIDENT'S MESSAGE TO SHAREHOLDERS

As president, to reflect on WestJet's performance throughout 2006 is a privilege. This was a momentous year for our airline, highlighted by significant growth, record earnings, industry-leading performance and award-winning standards.

This 12-month journey began with the cost-conscious retirement of our last 200-series aircraft and ended with record net earnings and fourth quarter results. Through a focused and collective commitment, we controlled costs and improved profitability, increasing shareholder value for all WestJet owners, with earnings increasing to 88 cents a share in 2006, a notable improvement compared to 19 cents in 2005.

We took to the skies in 1996, with 200 employees and three aircraft. After a decade of flight, our business landscape is breathtaking. Our domestic market share increased to 35 per cent, measured in revenue passenger miles, by the end of 2006, and is expected to reach 37 per cent in 2007. Having entered the transborder market in 2004 and now the international market in 2006, both continue to develop as important and profitable aspects of our business with enormous growth potential. As we establish our name in the U.S. and build a scheduled network that meets the demands of our guests, we are seeing an excellent return on that investment.

Along with our aggressive growth, we have maintained our commitment to providing an exceptional guest experience, as delivered by our 5,990 WestJetters. In addition to our focus on guest experience, we are also committed to industry-leading operational performance. In fact, at the end of 2006, out of the airlines that report operational performance, WestJet was one of only two North American airlines to rank in the top five on key performance measures of on-time performance, completion rate and baggage.

Throughout 2006, we looked for ways to improve our product and launch sustainable initiatives for future profitability; one such initiative was WestJet Vacations. Much like our transborder service, which started to prosper in its second year, we expect to see great things from WestJet Vacations in 2007 and beyond.

A vacation company is a logical product expansion for WestJet. With the cost of air travel and the ability to produce high margins being the biggest struggle for Canadian tour operators, WestJet Vacations has a clear advantage. Leveraging WestJet's aircraft, network, loyal guest base and exceptional guest service, while operating with the same low-cost model, WestJet Vacations has the potential to become the premier vacation provider for Canadians and our U.S. friends coming to Canada.

The addition of Nassau, Bahamas to our network brought WestJet to the international market, benefiting our seasonal business and enhancing WestJet Vacations. Sun destinations will continue to be part of our network growth, with the launch of Nassau and West Palm Beach bringing our total number of transborder and international destinations to 12. This is also part of our fleet deployment strategy to fit the travel demands of our guests – flying where they want to go when they want to go there. These vacation spots lessen our costs through the increased utilization of our aircraft, as they fly at alternate hours to our domestic routes and spread costs over greater distances.

After a decade of leadership that created a strong and vibrant company, 2006 was an appropriate time for transition at the executive level. Most notable was the retirement of Sandy Campbell, CFO, and the transition of Clive Beddoe to Chairman and Chief Executive Officer. I accepted the role of President in September 2006, having previously held the position of Executive Vice-President, Marketing, Sales and Airports. When it came time to add to our executive team, we didn't have to look beyond the walls of WestJet. Three of our newest Executive Vice-Presidents, Bob Cummings, Hugh Dunleavy and Ken McKenzie, represent our culture, which is embraced at all levels of the organization, as well as possess the knowledge and business savvy required for our growing business. Our CFO left big shoes to fill, and we took the time necessary to find the right replacement; I am pleased to welcome Vito Culmone to the role of Chief Financial Officer and Executive Vice-President, Finance. We were fortunate in the interim to have two exceptional individuals, Derek Payne and Janice Paget, valued contributors to our organization for many years, to share the role of CFO.

We have identified a corporate vision that by 2016 WestJet will be one of the five most successful international airlines in the world providing our guests with a friendly and caring experience that will change air travel forever.

We are searching for our new Executive Vice-President for our People department. We believe this position will be easily filled as our culture puts a tremendous emphasis on people, giving a human resources professional an opportunity to truly shine.

In 2006, Don MacDonald, a long-time member of our Board of Directors, stepped down. Brett Godfrey, CEO, Virgin Blue Airlines of Australia, joined the group. Mr. Godfrey has over 10 years of airline experience, specifically in the low-cost sector and is a welcome addition to the team. I would like to thank Don for his valued contribution to the Board of Directors over the past several years.

Our success throughout 2006 was not without turbulence. We were reminded of the difficulties of our industry when another competitor withdrew scheduled service in the face of rising costs and other airlines experienced the threat of bankruptcy.

Fluctuations in fuel prices were a challenge for all industries that have a large portion of their costs rooted in the price of oil. We are fortunate that our low-cost structure and our fuel-efficient fleet offset the instability of jet fuel costs throughout the year.

We settled our dispute with Air Canada, ending all legal proceedings between the companies. The settlement resulted in $5 million in legal fees and $10 million being donated, in the name of WestJet and Air Canada, to children's charities across the country.

Throughout 2006, we continued work on our new reservation system. Following the difficult decision, in early 2007, to suspend implementation, we will take part of this year to renegotiate the terms of our agreement. Creating a seamless guest experience is a vital part of our business, one that we will not compromise as we upgrade to a newer version of Open Skies. Our business plan is, and will remain, on track as we add functionality to the system we are currently using.

When I first assumed the role of president, I was most commonly asked, what challenges do you see WestJet facing in the future? My response was that I don't see challenges, I see opportunities. We have the opportunity to define our strategies and remain steadfast in our commitment to creating shareholder value. We have the opportunity to grow and develop exciting new markets and products. And we have the opportunity to attract and retain the best and brightest people through empowerment, accountability and ownership.

We have identified a corporate vision that by 2016 WestJet will be one of the five most successful international airlines in the world providing our guests with a friendly and caring experience that will change air travel forever.

We plan to deliver this vision by focusing on the four most fundamental pillars of our business: revenue, cost, guests and people.

- Our revenue strategy relies on financial performance and growth. We will achieve an average annual compound growth rate in available seat miles of at least 10 per cent, through continued fleet expansion; commercialization of our schedule; expansion of domestic, transborder and international destinations; WestJet Vacations and selling ancillary products and services.
- Our cost strategy is to maintain our low-cost model and grow our margins, having the lowest equivalent sustainable cost per available seat mile, excluding fuel, in North America. We will achieve this through a sustained focus on cost control, cost reduction and increased fleet utilization.
- Our ability to deliver an amazing guest experience is achieved through our industry-leading performance. We will continue to achieve top five North American on-time performance, completion and baggage rates. Moreover, our differentiating service, delivered by our friendly and caring front-line WestJetters, will be nurtured and sustained.
- We will build our unique corporate culture by investing and fostering the growth, development and commitment of our people by providing the proper training and tools and creating a fun and positive work environment. Our competitive compensation plan includes employee profit share and participation in employee share purchase plan.

We look forward to delivering on these objectives throughout 2007.

Looking back on our journey through 2006, I am proud of all we have accomplished. We celebrated 10 years in business and looked back at a decade of service that truly changed Canadian air travel forever. The next 10 years will be just as exciting as we offer our award-winning services in new markets with new products.



PATTI FOWLER | Sales Super Agent
BRAD FOWLER | Sales Super Agent

With a commitment to operational improvements, lowering costs and improving profitability, we are striving for financial stability through smooth and turbulent market conditions. We are setting standards that will benefit our shareholders, our people and our guests.

Our 2006 results are a testament to the hard work and dedication of our 5,990 people across Canada. Our company was founded on the principal "take care of the people and they will take care of the guest." Eleven years later, we still find this to be true. We were honoured to be recognized as Canada's Most Admired Corporate Culture for the second year in a row and thank our dedicated WestJetters for their continued commitment.

We would not be where we are today without our shareholders believing in us, our guests choosing to fly with us and our people giving both a reason to do so.

Thank you for your continued support.

SEAN DURFY

President
WestJet Airlines

March 9, 2007


COMMUNITY-SPIRITED

OUR CARING SPIRIT SHONE THROUGH IN 2006. We donated time, money and flights to numerous charities and communities.

If you need assistance, we will be there to help you and not just with blankets and headsets. In 2006, WestJet supported over 800 community initiatives across the country. As usual, we brought caring from 40,000 feet right down to the communities we serve.



LACEY TAYLOR Property Coordinator | **VERN ADAMS** Building Operator

SUPPORTING OUR COMMUNITIES

Financial success is only one leg of WestJet's 2006 journey; the complete picture comes down to people: our WestJetters, our guests and our communities. WestJet's giving is about building partnerships that make an impact on our communities; it is an extension of our brand and representative of our culture and, within it, our commitment to caring.

Our 2006 story would not be complete without a look at our presence in the community and the spirited WestJetters who are giving back.

WestJet's giving first took shape in 1996, providing the gift of flight to various community projects in our five origin cities. Throughout 2006, we supported the fundraising efforts of our 23 Canadian cities by giving the gift of flight to over 700 charities and non-profit organizations.



CHERILYN BELLAMY-FAUCHER
Specialty Sales Agent

TREENA KLAGENBERG
Specialty Sales Agent

Throughout 2006, we supported the fundraising efforts of our 23 Canadian cities by giving the gift of flight to over 700 charities and non-profit organizations.

SUPPORTING CHILDREN'S HEALTH

In 2006, kids and kids' health was identified as the key strategic focus for our community investment program. In 2007, this initiative is growing into a company-wide commitment. Recently re-branded WestJet Cares for Kids, this program supports charities and non-profit organizations that make life easier for seriously ill children and their families; or promote and advocate safe and healthy lifestyles for children and their families. Throughout 2006, WestJet supported organizations such as Hope Air, the Missing Children Society of Canada, CNIB, Shriners Hospital for Children and other children's hospitals.

SUPPORTING OUR PEOPLE

Since the beginning, WestJetters have been carving out their own initiatives. It should come as no surprise that our people, who embody our unique caring spirit, use that same compassion in their community involvement. WestJet's spirit of giving is best exemplified by the hundreds of employee initiatives that support fundraising efforts and local events in their home communities. With such a motivated and generous team of people, WestJet's employee-driven initiatives include: adopting inner-city schools, Big Brothers Big Sisters of Canada, the Boys and Girls Clubs of Canada, CIBC Run for the Cure, the Canadian Red Cross, Kidsport Canada, Relay For Life, food and clothing drives and meals for the homeless.

As our WestJet family continues to grow, so does the diversity of causes in which we get involved. Our people's dedication to spread the WestJet culture has a profound impact on these communities as well as our airline.

SUPPORTING CHILDREN AND YOUTH ACROSS CANADA

In 2006, 178 charitable organizations received a one-time combined total of $10 million for the benefit of children and youth across Canada.

The main recipients of the donations were the Children's Miracle Network, benefiting 14 pediatric hospitals, the Boys and Girls Clubs of Canada Foundation, and the Breakfast Clubs of Canada. A total of 175 other charities also received donations, 86 of which were nominated by WestJetters.

SPONSORSHIPS

WestJet's sponsorships also play an important role in reinforcing our brand, perpetuating our culture and building relationships with our communities. Throughout 2006, we took on some new initiatives.



LEFT TO RIGHT: Teresa DeMarc, David Nolsoe, Don Bell, Laurie Yerxa, Jeremiah Gillett, Greg Hunter and Richard Bartrem deliver toys to the Alberta Children's Hospital in Calgary.

SUPPORTING AMATEUR SPORT

Young and proudly Canadian with a dream to succeed, WestJet felt a natural alignment with Canadian amateur sport. We believe the dreams of our Canadian athletes deserve to be supported. Through our partnership with Alpine Canada Alpin and each of Canada's provincial ski organizations, we are the official airline in support of Canada's competitive alpine skiing program through to the 2010 ski season.

SUPPORTING COMMUNITY ARTS & CULTURE

Our Canadian cities play an important role in our airline's success. By supporting some of the premier festivals across Canada, WestJet is sharing its spirit of fun and celebrating local culture that fits with our brand. Now in its second season, the WestJet Fun 'n Festival Series partnered with a number of community events throughout 2006:

- CanWest ComedyFest in Vancouver
- Just For Laughs Festival in Montréal
- Okanagan Wine Festivals
- WestJet Festival of Friends in Hamilton
- Calgary Stampede
- HubCap Comedy Festival in Moncton
- Folklorama in Winnipeg
- Halifax International Busker Festival
- Beaches International Jazz Festival in Toronto

WHAT IS ON THE HORIZON?

As WestJet grows, so will our community investment activity. As we enter new communities, we look forward to developing partnerships and finding ways to engage our people. Our communities and our people put us in the sky; we are honoured to be able to give back on the ground.


MODERN

WE UPGRADED TO NEXT-GENERATION AIRCRAFT, flying North America's most modern fleet.

We would now like to tell you about some important features of this airline. The most important one is our people (or WestJetters as we like to call them). You can easily locate them – they're the ones with the smiles. The caring treatment that WestJetters provided to our guests in 2006 goes a long way to explain the encouraging results that we will be outlining in the pages ahead.



LILLIANE HRNCIRIK | CAROL ST. AMOUR
Payroll, Manager | Payroll, Team Lead

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

2006 AT A GLANCE

WestJet's 2006 financial overview tells a compelling story. Favourable revenue growth, continued cost control and an increasing demand for our product produced consistently strong financial results throughout the year. In 2006, we generated an 11.2% operating margin, 6.8 points higher than in 2005, and one of the best operating margins in the North American airline industry.

Our strong performance began in the first quarter of 2006, with profits that surpassed any other first quarter in our history. The momentum generated from the success of this period carried through to the remaining quarters of the year where we also realized record earnings. We completed the year with net earnings of $114.7 million for the full year 2006.

FORWARD-LOOKING INFORMATION Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward looking statements typically contain the words "anticipate," "believe," "estimate," "intend," "expect," "may," "will," "should" or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com. To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles (GAAP), the Company uses various non-GAAP performance measures, including available seat mile (ASM), cost per available seat mile (CASM) defined as operating expenses divided by available seat miles, revenue per available seat mile (RASM) defined as total revenue divided by available seat miles, revenue per revenue passenger mile ("yield") defined as total revenue divided by revenue passenger miles, operating revenues defined as the total of guest revenues, charter and other revenues and interest income, operating margin defined as earnings from operations divided by total revenues, and load factor defined as revenue passenger miles divided by available seat miles. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.



CHARMAINE ARSENAULT
Aircraft Maintenance Engineer

In 2006, we generated one of the best operating margins in the North American airline industry, growing by 6.8 points from 2005. Our focus on cost control is fundamental to our success. We continuously look for ways to keep WestJet's low-cost competitive advantage.

If there's anything we can do to make your investing with us more comfortable, please don't hesitate to ask us at westjet.com.

Our successful efforts to increase value for our shareholders were realized through our improved earnings per share. For the fourth quarter of 2006, diluted earnings per share increased to a record 21 cents, compared to one cent in the same period in 2005. Diluted earnings per share for the entire year was 88 cents compared to 19 cents in 2005.

Our fourth quarter and year-end results can be attributed to a healthy RASM performance, our continuous commitment to cost control and increased productivity through efficient fleet utilization.

Revenue per ASM for the fourth quarter increased to 13.9 cents, a slight change over 2005's 13.6 cent RASM, as expected given our significant capacity increases. For the full year 2006, RASM was up to 14.2 cents from 13.0 cents in 2005. Throughout the year, we have focused on RASM as a key measure for assessing our airline's strength. Our healthy 2006 RASM is most impressive when looked at in conjunction with our full-year capacity increases of 17.3% and load factor improvements of 3.6 points.

In the fourth quarter of 2006, we increased our network capacity by 23.3% to 3.3 billion ASMs, compared to 2.7 billion ASMs in the same period in 2005. We also shifted 12% of our total capacity into our transborder routes at the same time; this was almost double the capacity shift that we performed in 2005 during the same period. Year-end capacity increased to 12.5 billion ASMs compared to 10.7 billion in 2005.

Even with 12 consecutive months of increasing seat capacity in our network, the demand for our product remained strong, as illustrated by our fourth quarter load factor increase to 75.5% from 74.7% in the same period 2005 and our highest annual load factor to date of 78.2%, up 3.6 points from 74.6% in 2005. Demand for our product was further illustrated by improvements in fourth quarter yield, showing a slight improvement of 0.5% increasing to 18.4 cents. Yield for the full-year 2006 increased to 18.1 cents, an increase of 3.4% over 17.5 cents in 2005.

During 2006, we flew 11.2 million segment guests to destinations within Canada and beyond our borders, an 18.5% increase over that of 2005. These numbers are proof of our growing guest base and the market's ability to absorb the additional supply of seats.

Our focus on cost control is fundamental to our success and is a company-wide initiative. We continuously look for ways to keep WestJet's low-cost competitive advantage. As a result of our peoples' efforts, we reduced our fourth quarter CASM by 6.1% from the same quarter in 2005 and successfully maintained our 2006 full-year CASM at 12.6 cents, a less than one per cent increase over 12.5 cents in 2005. We are particularly pleased that these full-year costs were achieved in the face of higher fuel prices that continued to place uncontrollable pressure on our operating costs. Excluding fuel, our CASM in the last quarter of 2006 decreased by 3.6% to 9.3 cents compared to 9.7 cents in the fourth quarter of 2005. For the whole of 2006, our CASM excluding fuel remained consistent with 2005, at 9.2 cents.

We began 2006 with the strategically planned retirement of our remaining 737-200 aircraft, leaving us with the youngest fleet operated by any large North American commercial airline. In January 2006, our fleet consisted of 54 aircraft. We retired our last three 200-series aircraft early in the year and continued to expand our fleet with the addition of 10 737-600s and two 737-700s, bringing our total registered fleet at year-end 2006 to 63 Next-Generation aircraft.

These aircraft allowed us to further develop our route network across Canada, the United States and to our first international destination, Nassau, Bahamas, in November 2006. By adding these aircraft into our scheduled network, we increased our capacity by 17.3%, as measured by available seat miles. Our growth strategy relies on increasing our network capacity through the addition of aircraft, as well as increasing the utilization of our aircraft on a daily basis to maximize productivity.

SELECTED ANNUAL AND QUARTERLY INFORMATION

The tables below ("Annual Audited Financial Information" and "Quarterly Unaudited Financial Information") set forth selected data derived from our consolidated financial statements for the three years ended and the eight previous quarters ended December 31, 2006. These tables have been prepared in accordance with Canadian generally accepted accounting principles and are reported in Canadian dollars. This information should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006, and related notes thereto.

Annual Audited Financial Information (IN MILLIONS EXCEPT PER SHARE DATA)

	2006	2005	2004
Total revenues	$ 1,774	$ 1,393	$ 1,057
Net earnings (loss)	$ 115	$ 24	$ (17)
Basic earnings (loss) per share	$ 0.88	$ 0.19	$ (0.14)
Diluted earnings (loss) per share	$ 0.88	$ 0.19	$ (0.14)
Total assets	$ 2,727	$ 2,213	$ 1,877
Total long-term liabilities[1]	$ 1,461	$ 1,180	$ 1,020
Shareholders' equity	$ 806	$ 670	$ 590

(1) Long-term liabilities include current and long-term portions of long-term debt and obligations under capital leases and other liabilities.

Quarterly Unaudited Financial Information (IN MILLIONS EXCEPT PER SHARE DATA)

	Three Months Ended			
	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006
Total revenues	$ 460	$ 502	$ 425	$ 387
Net earnings	$ 27	$ 53	$ 22	$ 13
Basic earnings per share	$ 0.21	$ 0.41	$ 0.17	$ 0.10
Diluted earnings per share	$ 0.21	$ 0.41	$ 0.17	$ 0.10

	Three Months Ended			
	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	Mar. 31, 2005
Total revenues	$ 367	$ 406	$ 326	$ 294
Net earnings (loss)	$ 1	$ 30	$ 2	$ (10)
Basic earnings (loss) per share	$ 0.01	$ 0.24	$ 0.02	$ (0.08)
Diluted earnings (loss) per share	$ 0.01	$ 0.23	$ 0.02	$ (0.08)

Our business is seasonal in nature with varying levels of activity throughout the year. We experience increased domestic travel in the summer months (second and third quarters) and more demand for transborder and charter sun destinations over the winter period (fourth and first quarters). With the introduction of our first transborder destination in September 2004, we have been able to somewhat alleviate the affects of seasonality on our net earnings. In 2006, we focused on allocating our network capacity to our domestic and transborder markets as appropriate based on demand in the season.

In the quarter ended March 31, 2005, we reported a net loss of $9.6 million as a result of the impact of lower fares throughout the domestic airline system driven by intense competition and extremely high fuel prices. This created a high-cost and low-yield environment. Market rationalization was reinstated at the end of March 2005 when Jetsgo ceased operations. This materially changed our operating environment and we began to witness significant improvements in our yield.

YEAR 2006 COMPARED TO YEAR 2005

REVENUE

	Three Months Ended December 31			Twelve Months Ended December 31		
RASM (in cents)	2006	2005	% Change	2006	2005	% Change
Guest revenues	12.40	12.18	1.81%	12.44	11.31	9.99%
Charter and other	1.33	1.38	(3.62%)	1.61	1.68	(4.17%)
Interest income	0.13	0.08	62.50%	0.11	0.06	83.33%
	13.86	13.64	1.61%	14.16	13.05	8.51%

Our 2006 fourth quarter operating revenues increased to $459.6 million, compared to $366.8 million in the same period 2005. Full-year operating revenues increased to $1.8 billion during 2006, a 27.4% increase over that of 2005. The increase in guest revenues was driven by a fourth quarter capacity increase of 23.3% to 3.3 billion ASMs and a full-year increase of 17.3% to 12.5 billion ASMs. Our ability to fill these seats came from marketing efforts, our ability to match our capacity to the demands of our guests and our exceptional guest service that continues to build brand loyalty and repeat business.

Our charter and other revenues per ASM decreased slightly for both the full year and quarter ended December 31, 2006, primarily due to an increase in our scheduled transborder operations during these periods relative to our charter network. We also generated non-transportation revenues from interest income. Interest income during the year and fourth quarter 2006 increased as a result of our higher cash balance.

Ancillary revenues provide an opportunity to maximize our profits through higher margin items while enhancing our overall guest experience. We generate ancillary revenue primarily from fees associated with guest itinerary changes, excess baggage fees, buy-on-board food sales and headset sales. In 2006, ancillary revenues grew by 67.6% over 2005 to $74.8 million.

A significant revenue initiative we undertook during 2006 was the launch of a wholly owned subsidiary of WestJet Airlines Ltd., WestJet Vacations Inc. offering guests packaged vacation options that may include hotels, car rentals, attractions and insurance. WestJet Vacations leverages our aircraft, schedule and renowned guest experience while operating in the same low-cost manner. Fully operational in September, WestJet Vacations surpassed forecasted expectations for 2006.

During the year, we focused our strategy around seasonal capacity adjustments. Shifting our capacity to higher-demand markets, based on the seasonal demand for those routes, has become an important part of our deployment strategy. Typically, there is a natural decline in domestic travel during the winter months, which fall within the first and fourth quarters of our fiscal year. During these slower times, we capitalize on the ability of our sunny transborder destinations to attract leisure travellers that want to escape the Canadian winter months. Our ability to maximize fleet efficiency through diligent network management has directly contributed to our noteworthy operating margin performance throughout 2006.

Along with careful planning of our routes, fleet optimization was another focus in 2006, and contributed to the overall productivity of our airline. During the year, we increased our aircraft utilization by 5.3% to 11.9 operating block hours per day compared to 11.3 operating block hours per day in 2005. Increasing the utilization of our aircraft increases our revenue-generating potential and allows us to gain cost efficiencies.

EXPENSES

Cost Per Available Seat Mile (CASM) (IN CENTS)	2006	2005	2004	2003	2002
Aircraft fuel	3.40	3.32	2.69	2.27	2.40
Airport operations	2.09	2.05	1.94	1.78	1.90
Flight operations and navigational charges	1.83	1.72	1.66	1.53	1.63
Sales and marketing	1.24	1.16	0.95	0.84	0.96
Depreciation and amortization[1]	0.89	1.00	0.88	0.92	1.13
General and administration	0.64	0.67	0.70	0.70	0.92
Aircraft leasing	0.57	0.62	0.46	0.64	0.77
Interest expense	0.56	0.52	0.49	0.36	0.16
Maintenance	0.56	0.67	0.85	1.06	1.69
Inflight	0.54	0.50	0.49	0.47	0.59
Guest services	0.25	0.26	0.26	0.32	0.43
	12.57	12.49	11.37	10.89	12.58
CASM, excluding fuel	9.17	9.17	8.68	8.62	10.18

(1) For comparative purposes, the impairment loss of $47,577,000, related to the early replacement of our 737-200 aircraft, included in depreciation and amortization expense has been excluded from unit-cost calculations for 2004.

Cost Per Available Seat Mile (IN CENTS)

	Three Months Ended December 31			Twelve Months Ended December 31		
CASM (in cents)	2006	2005	% Change	2006	2005	% Change
Aircraft fuel	3.21	3.68	(12.77%)	3.40	3.32	2.41%
Airport operations	2.14	2.10	1.90%	2.09	2.05	1.95%
Flight operations and navigational charges	1.88	1.77	6.21%	1.83	1.72	6.40%
Sales and marketing	1.26	1.38	(8.70%)	1.24	1.16	6.90%
Depreciation and amortization	0.91	1.03	(11.65%)	0.89	1.00	(11.00%)
General and administration	0.66	0.73	(9.59%)	0.64	0.67	(4.48%)
Aircraft leasing	0.53	0.72	(26.39%)	0.57	0.62	(8.06%)
Interest expense	0.58	0.55	5.45%	0.56	0.52	7.69%
Maintenance	0.53	0.59	(10.17%)	0.56	0.67	(16.42%)
Inflight	0.56	0.51	9.80%	0.54	0.50	8.00%
Guest services	0.26	0.28	(7.14%)	0.25	0.26	(3.85%)
	12.52	13.34	(6.15%)	12.57	12.49	0.64%

Keeping costs low is a key component of our business model and has played an important role in our ability to generate industry-leading operating margins during 2006. Part of our competitive advantage is our ability to operate with costs below that of our competitors. We have achieved strong bottom-line performance by continually striving for efficiencies in our operations.

Our longer average stage length, which increased to 833 miles from 802 miles in 2005, has played a role in creating cost efficiencies. Defined as the average distance of a flight between takeoff and landing, average stage length has a significant impact on our unit costs. As it increases, cost efficiencies are gained and we achieve a lower average cost per mile. This is because our fixed costs of operations are shared over an increasing number of miles flown.

On a stage length adjusted basis, we estimate our CASM should have decreased by 2.1% to 12.2 cents per ASM. Increases in costs were driven primarily by uncontrollable higher fuel costs, airport operations and increases in certain direct fixed costs impacted by new initiatives undertaken during the year. These initiatives typically are intended to enhance our long-term business objectives, such as incentive programs implemented to increase travel agent and corporate sales and an enhanced compensation structure under our new pilot agreement.



RICHARD PRIEBE
Senior Financial Accountant

THERESA NORDMARK
Financial Reporting, Administrative Assistant

We successfully managed high fuel costs through operating efficiencies inherent in our infrastructure. One of our most significant cost advantages is that we operate the youngest fleet operated by any large North American commercial airline.

AIRCRAFT FUEL

In 2006, the average price of oil increased by 17% over 2005 to WTI US $66.10 per barrel, which increased our fuel CASM by 0.2 cents during 2006. However, as a result of internal cost-saving efforts and the strengthening Canadian dollar, our realized cost of fuel per litre increased at a lower rate of 7.5%, to 68.9 cents per litre compared to 64.1 cents in 2005. Similarly, our fuel CASM increased at a slower pace, by only 2.4% to 3.4 cents from 3.3 cents in 2005.

We successfully managed high fuel costs through operating efficiencies inherent in our infrastructure. One of our most significant cost advantages is that we operate the youngest fleet of any large North American commercial airline, comprised of fuel-efficient Boeing Next-Generation aircraft. Furthermore, we have implemented fuel conservation programs throughout our operations to minimize the impact of increasing energy costs. Our larger 700-series and 800-series aircraft are all equipped with blended winglet technology that further improves the fuel efficiency of these new aircraft. Along with increasing the efficiency of our productive assets, our pilots and ground handlers contribute to daily fuel cost-saving efforts to minimize fuel consumption.

Our 3.9% longer average stage length in 2006 contributed to increased fuel efficiency. Longer-haul routes typically achieve higher fuel economy as we are able to absorb the higher costs of fuel for takeoffs and landings over a longer trip length.

While oil prices did decline in the last three months of 2006 from the elevated levels we experienced throughout the year, prices in this period remained at about the same levels as that of the fourth quarter of 2005. During the last quarter of 2006, the price of fuel was WTI US $60.09 per barrel, which is only slightly higher than the price in the same quarter of 2005 at WTI US $60.03 per barrel. However, the fourth quarter of 2005 was weathering the effects of hurricanes Rita and Katrina which impaired refinery utilization, and consequently the supply of US Gulf Coast (USGC) jet fuel. In the fourth quarter of 2005, the US-dollar price of USGC per barrel was 9.3% higher when compared to the average price in the last three months of 2006. As a result, our aircraft fuel cost per ASM was lower by 12.8% to 3.2 cents during the fourth quarter of 2006 compared to the same period in 2005. Similarly, our fuel cost per litre during the fourth quarter of 2006 decreased by 13.1% over the same period in 2005.

In 2007, we estimate our sensitivity to changes in jet fuel costs is approximately CAD $7 million for every one-cent-per-litre change in the price of jet fuel (e.g., $0.69 to $0.68).

AIRPORT OPERATIONS

Our airport operations encompass costs associated with landing and terminal fees, ground handling and onboard services, such as buy-on-board food. Airport CASM increased 2.0% in 2006 to 2.09 cents from 2.05 cents. For the three months ended December 31, 2006, the CASM for airport operations increased by 1.9% over the same period in 2005.

In 2006, costs per departure increased 6.7% over 2005's costs, primarily driven by our increased transborder flights; utilization of larger aircraft which drove higher fees; and an increased number of flights flying into one of the busiest and most costly airports in the world, Toronto's Lester B. Pearson International Airport.

Fee increases imposed by our airport and ground-handling partners impacted us on average by approximately 6%. These costs were further magnified by our expanding international charter and transborder operations, where the number of departures grew by 7.9% in 2006 over 2005 and are charged higher rates and fees compared with our domestic operations. Our cost per departure for transborder and charter operations is approximately 263% higher than that of our domestic flights.

Despite higher fees and costs per departure, our airport CASM grew at a lesser rate primarily as a consequence of the increase in our average stage length.

Airport operations make up one of our largest costs, representing approximately 17% of our total operating expenditures. As we continue to expand our transborder and international network, these expenses will continue to be significant to our operations. In order for us to properly manage these costs, generally controlled by airport authorities, we continually look for ways we can improve productivity and reduce operational costs while at the same time increasing the convenience to our guests. We do this by seeking opportunities to automate our airport operations, offering our guests convenient online check-in services for destinations within Canada, as well as equipping most of our airports with self-service kiosks.

The rise in unit costs for the quarter can be attributed to an increase in our system-wide weighted average airport rates and fees increasing by approximately 6%. Our transborder and charter activity incur higher airport fees than our Canadian operations, and the higher terminal and landing fees associated with operating our larger 700-series and 800-series aircraft also contributed to higher unit costs.

We are encouraged by the slowing pace of airport rates and fee increases that we witnessed in 2006, as well as this continuing trend in 2007 – based on the fee schedule released in January 2007.

FLIGHT OPERATIONS

Our flight operations are largely driven by the cost to compensate our pilots, including salaries, training and stock option expense. Our CASM for flight operations increased by 18.6% during the fourth quarter and 15.4% for the full year 2006, over the same periods in 2005. The increase in these costs is primarily due to a new pilot agreement designed to improve our pilots' compensation structure and increase productivity. Approved in the beginning of the year, this agreement allows our pilots to elect to receive a certain amount of cash in lieu of a selected portion of their stock options. In addition to the operational benefits we derive from this new agreement, we also benefit from the tax deductibility of the elected cash outlay, whereas we do not realize any tax benefits from stock-based compensation expense.

In the first year of this new agreement, we incurred both a cash expense, for the cash-elected portion under the new agreement, as well as stock-based compensation expense related to the options that were granted to all pilots in May of 2006 under the terms of the old pilot agreement. As a result, in addition to stock-based compensation expense, we incurred a cash expense of $10.2 million and $3.8 million at year-end and in the fourth quarter of 2006, respectively. Commencing in 2007, we expect our stock-based compensation expense to decrease as a result of the lower number of options issued due to pilots electing to receive greater cash compensation in the first year of the new agreement. In 2006, we recognized $21.2 million in stock-based compensation expense, an increase of 20.5% as compared to $17.6 million in 2005.

NAVIGATIONAL CHARGES

Air navigational charges are predominantly driven by the size of aircraft and distance flown, and are administered on a per-flight basis. On a per-departure basis, Nav Canada and FAA costs rose 3.3% in 2006 over 2005, driven by higher fees associated with operating larger Next-Generation 737 aircraft and our 3.9% increase in average stage length. On a per-ASM basis, our year-over-year navigational charges have declined by approximately 1%, primarily as a result of the growth in our network capacity outpacing the increase in our number of flights.

SALES AND MARKETING

Sales and marketing encompasses a wide variety of expenses related to advertising and promotions, travel agency commissions, corporate incentive programs, credit card fees, global distribution system costs, the AIR MILES* reward miles program costs, and live satellite television licensing fees. CASM for sales and marketing expenses increased 6.9%, from 1.16 cents in 2005 to 1.24 cents in 2006.


CONNECTED

WE BRING PEOPLE TOGETHER with our 35-city North American and Caribbean network.

In 2006, we increased our efforts to attract sales from corporate customers. Business travellers are an important guest segment for our airline as they are more likely to travel several times throughout the year, they tend to purchase fares closer to the date of travel that have higher margins and are typically less price sensitive than leisure travellers. In times of economic uncertainty or a sharp decline in consumer confidence, the amount of leisure travel typically declines while business travel remains more stable. To increase our corporate sales, we offer incentive programs that encourage corporations to reach targeted purchase volumes in order to receive discounted fares.

Sales and marketing CASM for the fourth quarter of 2006 decreased by 8.7% when compared to the last three months of 2005, resulting from a decrease in advertising and promotions costs in the current period. In the later part of 2005, we initiated our WestJet "Owners" campaign to refresh our brand awareness across Canada. We are pleased with the positive response we have received from this campaign from both our WestJetters and our guests.

DEPRECIATION AND AMORTIZATION

In 2006, our depreciation and amortization expense per unit decreased 11.0% to 0.89 cents, compared to one cent in 2005, and declined by 11.7% in the fourth quarter of 2006 compared to the same period in 2005. With the stronger Canadian dollar, our depreciation expense, which is based on a dollar rate per cycle determined using the cost of the aircraft net of residual value, has declined. In addition, we incurred one-time adjustments related to the early retirement of our 737-200 capital leases in the fourth quarter of 2005.

GENERAL AND ADMINISTRATION

General and administrative costs pertain to our accounting, treasury, audit and advisory services, information technology, legal, "people" (human resources), procurement and logistics and facilities teams. Also included in these costs are executive compensation, professional fees and insurance.

In 2006, total general and administrative costs decreased 4.5% over 2005 and declined by 9.6% during the last three months of 2006 compared to the same quarter in 2005. Unit cost reductions during these periods were driven primarily by reduced legal fees incurred from the settlement of our lawsuit with Air Canada in May 2006.

Operational Performance

Our 2006 operational performance was among the top five for North America*

- On-time Performance 81.7% – ranking second in North America
- Completion Rate 99.5% – ranking second in North America
- Baggage Handling: 4.64/1000 bags that did not arrive with the guest at their destination – ranking fourth in North America

*Out of 20 airlines in the U.S. that report.

AIRCRAFT LEASING

Our most significant infrastructure cost is our aircraft. To support our growth initiatives, we investigate various alternatives for financing, with the intention of achieving optimal balance sheet flexibility while realizing the benefits of low-cost financing. Leasing is often an attractive alternative to debt-financed aircraft for reasons such as alleviation of obsolescence risk and the significantly reduced upfront cash outlay being required to fund deposits on purchased aircraft.

Aircraft leasing costs, on a CASM basis, decreased 8.1% in 2006 compared to 2005, and also decreased by 26.4% in the fourth quarter of 2006 versus the same quarter in 2005. The decline in our aircraft leasing costs was driven primarily by the dilution of these costs over a greater number of available seat miles. In 2006, we operated the full year with 18 Next-Generation aircraft financed under operating lease arrangements, comprised of 13 737-700s and five 737-800s. In 2007 through to 2009, we have committed to lease an additional 11 737-700s and two 737-800s, for terms ranging from eight to 10 years, in US dollars.

INTEREST EXPENSE

Owning newer aircraft does carry higher ownership costs; however, the benefits gained from operating such aircraft offset these increased costs through higher productivity, improved fuel efficiency and lower maintenance costs.

On a per-ASM basis, our interest expense increased by 7.7% in 2006 to 0.56 cents for the year, compared to 0.52 cents per ASM in 2005. This increase is primarily due to the additional $418.6 million in debt that we incurred in 2006 to support the acquisition of 12 new Next-Generation aircraft. All long-term debt related to the financing of our Next-Generation aircraft, which accounts for 97% of our total long-term debt, is financed on a fixed-rate basis in Canadian dollars at an average rate of 5.3%. The fixed-rate nature of our financing eliminates the risk of interest-rate fluctuations over the life of the debt. In addition, the ability to finance the US-dollar purchase price of these aircraft with Canadian-dollar debt eliminates our foreign currency exposure over the term of the debt.

MAINTENANCE

Maintenance costs per ASM decreased 16.4% to 0.56 cents in 2006 from 0.67 cents in 2005. During the fourth quarter of 2006, our maintenance CASM decreased by 10.2% to 0.53 cents over the same period in 2005. The decrease in our unit maintenance costs can be attributed to operating an overall younger fleet of aircraft compared to 2005. In January of 2006, we retired the last of our 200-series aircraft, leaving us with a fleet comprised of only new Boeing Next-Generation aircraft. At the end of 2006, the average age of our fleet was 2.5 years compared to 4.3 years in 2005.

We realize significant unit cost reductions and increased efficiencies when operating these new aircraft compared to our older 737-200 series aircraft. As a result of the increased seat capacity of these aircraft, higher daily utilization capabilities and their ability to fly longer distances, economies of scale are realized with regards to fixed and cycle-driven maintenance costs incurred on these aircraft.

While the retirement of our older 200-series aircraft in early 2006 drove the decrease in our overall unit maintenance costs over the preceding year, we witnessed a slight increase in maintenance cost per block hour on our owned 737-700s because the warranties on some of these aircraft expired during 2006. By the end of 2006, 31% of our owned Next-Generation aircraft were no longer protected under warranty. Over the course of 2007, a further 11 aircraft will be coming off of warranty.

Although we anticipate our unit maintenance costs will increase as more aircraft come off warranty, the lower interest costs we will realize on these aircraft over the course of ownership will mitigate this increase as their debt is being paid down on a straight-line basis.

INFLIGHT

Inflight expenses consist of the wages, benefits and training for our team of flight attendants. Cost per ASM increased by 9.8% when comparing the fourth quarter of 2006 to 2005, and increased 8.0% in 2006 to 0.54 cents from 0.50 cents in 2005. Annual salary increases and the increase in our aircraft utilization, from 11.3 block hours in 2005 to 11.9 block hours in 2006, drove an increase in this cost category. Furthermore, the number of crew hours worked as a result of this greater utilization increased our inflight CASM.

GUEST SERVICES

Our commitment to guest service encompasses a strong focus on enhancing the overall experience of our guests at every point of contact, from the time of booking their flights to reaching their final destination. Guest service expenditures include the costs of our Sales Super Centre and our Customer Care team.

Our total 2006 CASM relating to guest service slightly decreased by 3.9% to 0.25 cents over the full-year 2005 and declined by 7.1% during the fourth quarter of 2006 versus the same quarter in 2005. Operating on time is a critical component to our guest experience. During 2006, we focused on implementing processes to improve our on-time performance. As a result of successful on-time performance improvement, we reduced our costs related to compensating our guests for the consequences of delayed flights, such as re-accommodations and meal-cost reimbursements.

In 2006, our number of total guests delayed by more than two hours decreased by 20% over 2005. Similarly, during the fourth quarter of 2006, 26% fewer guests were delayed on the same basis. Being able to improve these operating statistics while at the same time moving 18.5% more guests in 2006 compared to 2005 is a commendable accomplishment for our operations team.

In 2006, 81.7% of our flights arrived within 15 minutes of their scheduled time, while 81.4% arrived within the same time frame in the fourth quarter. Our performance over the previous year showed great improvement where 67.9% of our flights arrived within 15 minutes of schedule in the fourth quarter and 76.3% for the full year. While our operational team maintains a high commitment to ensure our guests reach their destinations on time, we never let this objective compromise our safety standards.

Our Sales Super Agents also strive to provide the highest standard of customer service to our guests. In 2006, our Sales Super Centre was named the Best Call Centre in the country in an airline phone survey conducted by Canadian Business Magazine's consumer reports department. The survey focused on the quality of customer service in addition to phone wait times. To support guest-focused service, we grade our agents based on friendliness, knowledge and the ability to take control of the call. We reward our agents on the quality of guest service they provide to our guests through a performance-based pay system which not only encourages excellent customer service standards but also improves productivity.

RESERVATIONS SYSTEM

In January 2007, we entered into an agreement with a service provider to suspend the current aiRES contract in order to negotiate an amendment to this contract for the successful delivery of their aiRES reservation system. As at December 31, 2006, we had $31.9 million capitalized, related solely to the aiRES project. If WestJet and the service provider can not come to an agreement by May 31, 2007, the parties will each be in a position to proceed with claims against each other, and there is the potential of a one-time write-off of this amount.

On December 22, 2006, we entered into a support agreement with a service provider, effective through December 2008. This support agreement will provide us with a supported upgraded version of our current Open Skies reservation and distribution system. Further, it will provide us with the functionality required to deliver our growth strategy and business plans during the interim period while we seek to amend our agreement with the service provider.

While we are committed to completing the aiRES project, uncertainty does remain, the outcome of which may impact the future recoverability of the project and have a significant impact on the financial statements of future periods.

COMPENSATION

Our compensation philosophy is designed to align corporate and personal success. We have implemented a compensation plan that allows expenditures associated with labour to adjust with the variability in our financial success. Our compensation strategy encourages employees to become owners in our company, which inherently creates a personal vested interest in our accomplishments. Consequently, our people have the opportunity to improve their compensation through our profit sharing and employee share purchase plan.

A significant component of our compensation structure is the employee share purchase plan (ESPP), which allows employees to participate in our company's success. Our ESPP is embraced by our people, as evidenced by 81% of our eligible employees participating in this program, at the end of 2006. WestJetters can contribute up to 20% in the ESPP, on average they currently contribute 13% of their base wage. In order to encourage WestJetters to participate, we match every dollar contributed by employees to purchase our shares. Our matching expense in 2006 was $28.2 million, a 30.1% increase from 2005's $21.7 million.

The profit share system is a variable cost that is reduced and adjusted in less profitable times. Conversely, in good years, profit share will generously reward employees. Our average WestJetter received approximately 8.2% of their base pay as profit share for 2006.



← EXIT SORTIE →

GUY CHABOT
Captain

In 2006, our Super Sales Centre was named the Best Call Centre in the country in an airline survey conducted by Canadian Business Magazine.



ALISON BRITTON
Compensation Coordinator

NANCY EATON-DOKE
Compensation Coordinator

Our compensation strategy encourages employees to become owners in our company which inherently creates for them a vested interest in our accomplishments.

The profit share provision amounted to $20.3 million in 2006, a 236.2% increase over the $6.0 million in the previous year, which was directly attributable to our increased pre-tax margin.

FOREIGN EXCHANGE

On average, the Canadian dollar was stronger during 2006 compared to 2005, ending the year at $0.86, relative to the US dollar. WestJet's exposure to the US dollar primarily relates to aircraft lease payments, jet fuel, airport operations at our U.S. destinations and certain maintenance costs.

To minimize our risk in foreign-exchange movements related to our US-dollar operating expenditures, we carry US-dollar cash and cash equivalents to meet these obligations. On average, we had a balance of approximately US $37 million in cash and cash equivalents on hand throughout the year.

We estimate that for every $0.01 movement in the Canadian dollar in relation to the US dollar (e.g., $0.86 to $0.85), our pre-tax operating expense would change by approximately $5.4 million.

INCOME TAXES

Our operations span several tax jurisdictions, which subjects our income to various rates of taxation. As such, the computation of the provision for income taxes involves judgments based on the analysis of several different pieces of legislation and regulations.

Our effective consolidated income tax rate for 2006 was approximately 30% of earnings before income taxes, which was lower than expected. During the second quarter of 2006 the federal government, along with several provincial governments, substantively enacted corporate tax rate reductions. The revaluation of our future tax liability resulted in an approximate $11.3 million recovery of future income tax expense. The federal government also eliminated the large corporations' tax, effective January 1, 2006, which helped reduce our 2006 cash tax obligation. Overall, the reductions in tax rates were offset by higher earnings which led to an increase in a total income tax expense of $21.8 million as compared to 2005.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Our notable financial performance in 2006 resulted from our ongoing efforts to build infrastructure, manage risk, prepare for opportunities and secure our competitive advantage and reputation in our industry's rapidly changing environment.

In an industry highly sensitive to unpredictable circumstances, such as increasing energy prices, maintaining a strong financial position is imperative to our long-term success. Through our cautious financial management, we have maintained one of the most favourable balance sheets in the airline industry.

We realized a significant growth in our cash position by the end of 2006, completing the year with a cash balance of $377.5 million compared to $259.6 million in 2005. At year-end 2006, our working capital ratio strengthened to 1.0 from 0.8 in 2005.

Our cash position from the previous year was boosted by a $336.2 million inflow from operations, an increase of $88.8 million over 2005. These results were driven by our strong operating margins in 2006 that were generated from our careful route planning and continued cost-containment efforts.

One of the major challenges that airlines face is the high cost of capital. Having sufficient access to capital is critical in order to facilitate our planned growth. At the same time, we require the flexibility and resources to take advantage of unforeseen opportunities as they arise. In addition to having strong cash liquidity, we have been successful in financing our growth through aircraft acquisitions financed by low-interest-rate debt supported by the Export-Import Bank of the United States (Ex-Im Bank) commitments. To secure our future growth, we have a preliminary commitment with Ex-Im Bank for US $240.2 million for the purchase of seven aircraft deliveries in 2007 and 2008.

During 2006, we acquired 12 aircraft supported by loan guarantees from Ex-Im Bank. These loan guarantees from the U.S. government represents approximately 85% of the purchase price of these aircraft. In 2005, we completed financing arrangements for the purchase of six aircraft, delivered between February and June 2006. During 2006, we completed financing arrangements for US $191.1 million supported by loan guarantees from the Ex-Im Bank. This was for the acquisition of five Boeing Next-Generation 737-600 aircraft and one 737-700 aircraft, and their related live satellite television systems. By the end of 2006, we took delivery of all 12 aircraft under these facilities and have drawn a total of CAD $409.6 million (US $360.6 million) at an average fixed rate of 5.2%. This financing activity brings the cumulative number of aircraft financed with loan guarantees to 45, with an outstanding debt balance of $1.4 billion associated with those aircraft. All of this debt has been financed in Canadian dollars at fixed rates ranging from 4.62% to 5.98%, thus eliminating all future foreign exchange and interest rate exposure on these US-dollar aircraft purchases.

To facilitate the financing of our Ex-Im Bank supported aircraft, we utilize four special-purpose entities. We have no equity ownership in the special-purpose entities; however, we are the beneficiary of the special-purpose entities' operations. The accounts of the special-purpose entities have been consolidated in the financial statements.

In 2006, we spent $480.0 million related to capital investments primarily for the planned acquisition of 12 new aircraft throughout the year, under our purchase commitment with Boeing. In addition to completed aircraft acquisitions, we have also made upfront cash deposits for progress payments on future aircraft deliveries. By the end of 2006, our total cash deposits held with Boeing totalled US $31.7 million. Other capital expenditures relate primarily to information technology and miscellaneous aircraft parts.

On February 26, 2007, we filed a notice with the Toronto Stock Exchange (the "TSX") to make a normal course issuer bid to purchase outstanding shares on the open market. As approved by the TSX, we are authorized to purchase up to 2,000,000 common voting shares or variable voting shares (collectively "shares") (representing approximately 1.5% of our currently issued and outstanding shares) during the period of February 28, 2007, to February 27, 2008, or until such earlier time as the bid is completed or terminated at the option of WestJet. Any shares we purchase under this bid will be purchased on the open market through the facilities of the TSX at the prevailing market price at the time of the transaction. Shares acquired under the bid will be cancelled. We believe that, from time to time, the market price of our shares may not reflect their underlying value. At such times, the purchase of shares for cancellation will be advantageous to shareholders by increasing the value of shares remaining. The purchase of shares will also offset the dilutive affect of the issuance of shares pursuant to the exercise of stock options.

As at February 28, 2007, we had 125,241,548 common voting shares outstanding, 4,608,800 variable voting shares outstanding and 14,189,654 stock options outstanding.

CONTRACTUAL OBLIGATIONS, OFF-BALANCE-SHEET ARRANGEMENTS AND COMMITMENTS

Our contractual obligations for each of the next five years, which do not include commitments for goods and services required in the ordinary course of business, are indicated in the table below (see "Contractual Obligations").

Contractual Obligations (THOUSANDS)

	Total	2007	2008	2009	2010	2011	Thereafter
Long-term debt repayments	$ 1,444,856	$ 153,720	$ 161,425	$ 145,593	$ 144,877	$ 157,466	$ 681,775
Capital lease obligations[1]	2,068	444	444	444	698	38	—
Operating leases[2]	1,237,791	102,375	118,338	137,906	141,627	139,453	598,092
Purchase obligations[3]	301,517	177,776	117,543	6,198	—	—	—
Total contractual obligations	$ 2,986,232	$ 434,315	$ 397,750	$ 290,141	$ 287,202	$ 296,957	$ 1,279,867

(1) Includes weighted average imputed interest at 5.29% totalling $229,000.

(2) Included in operating leases are US-dollar operating leases primarily related to aircraft. The obligations of these operating leases in US dollars are: 2007 – $76,430,000; 2008 – $92,673,000; 2009 – $114,343,000; 2010 – $119,154,000; 2011 – $119,067,000; 2012 and thereafter – $500,035,000.

(3) Relates to purchases of aircraft, live satellite television systems and winglets.

We currently have 18 Next-Generation aircraft under operating leases. We have entered into agreements with independent third parties to lease 11 additional 737-700 aircraft over eight- and 10-year terms in US dollars and two 737-800 aircraft over a 10-year term, to be delivered throughout 2007 to 2009. These amounts have been included at their Canadian-dollar equivalent in the table above. Although the current obligations related to our aircraft operating agreements agreements are not recognized on our balance sheet, we include these commitments in assessing our overall leverage. Our debt-to-equity ratio, including off-balance-sheet debt of $442.3 million, was 2.3 to 1 at the end of 2006 compared to 2.5 to 1 at the end of 2005, which is well within our self-imposed range of acceptable debt-to-equity ratios. Although we have increasing debt obligations from new aircraft purchases, we have successfully maintained an enviable debt-to-equity ratio that reflects our ability to effectively manage our balance sheet.

CONTINGENCIES

On April 4, 2004, Air Canada commenced a lawsuit against WestJet. Air Canada claimed damages in the amount of $220 million in an amendment to its statement of claim. On May 29, 2006, as a full settlement, we agreed to pay Air Canada's investigation and litigation costs incurred totalling $5.5 million, and accepted Air Canada's request that WestJet make a donation in the amount of $10 million in the name of Air Canada and WestJet to children's charities across Canada. Air Canada withdrew its claims in light of this settlement. All legal proceedings between the parties were terminated. These amounts and other settlement costs totalling $100,000 have been paid as at December 31, 2006, and have been included in non-recurring expenses.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004, against WestJet, an officer, and a former officer (the "Defendants"). The principal allegations were that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit the Company. The Plaintiff is seeking damages in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005, Jetsgo Corporation declared bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

We are party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these and any outstanding matters will not have a material effect upon our financial position, results of operations or cash flows.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are defined as those that require us to make assumptions about matters that are highly uncertain at the time the accounting estimates are made, and could potentially result in materially different results under different assumptions and conditions. For further discussion of these and other accounting policies we follow, see Note 1 to our consolidated financial statements.

We have identified the following areas that contain critical accounting estimates utilized in the preparation of our financial statements:

PROPERTY AND EQUIPMENT

We make estimates about the expected useful lives, projected residual values, lease-return conditions and the potential for impairment of our property and equipment. In estimating the lives and expected residual values of our fleet, we rely upon annual independent appraisals, recommendations from Boeing and actual experience with the same aircraft types. Revisions to the estimates for our fleet can be caused by changes in the utilization of the aircraft or changing market prices of used aircraft of the same type. We evaluate our estimates and potential impairment on all property and equipment annually and when events and circumstances indicate that the assets may be impaired.

NON-REFUNDABLE GUEST CREDITS

We also make estimates in accounting for our liability related to certain types of non-refundable guest credits. We may issue future travel credits related to guest compensation for flight delays, missing baggage and other inconveniences as a gesture of good faith. These types of credits are non-refundable and expire one year from the date of issue. We record a liability based on the estimated incremental cost of a one-way flight in the period the credit is issued. The utilization of guest credits is recorded as revenue when the guest has flown or upon expiry.

DEFERRED SALES AND MARKETING COSTS

We defer sales and marketing costs related to advanced ticket sales, we estimate the amount to defer based on the proportion of advanced ticket sales to total bookings on an annualized basis. This amount is included on our balance sheet in prepaid expenses.



RIAZ VERJEE
Customer Service Agent

Through our cautious financial management, we have maintained one of the most favourable balance sheets in the airline industry.


INVITING

WE LAUNCHED WESTJET VACATIONS, bringing our high level of service to the packaged holiday market.

FUTURE INCOME TAXES

We use the liability method of accounting for future income taxes, which requires a significant amount of judgment regarding assumptions and the use of estimates. This can create significant variances between actual results and estimates, including the scheduling of our effective tax rate and the potential realization of future tax assets and liabilities.

STOCK-BASED COMPENSATION EXPENSE

We use the fair value method for valuing stock options. Under this method, as new options are granted, the fair value of these options will be expensed on a straight-line basis over the applicable vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of short-term traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of somewhat subjective assumptions including expected stock price volatility.

FINANCIAL DERIVATIVE INSTRUMENTS

The carrying amounts of financial instruments included in the balance sheet, other than long-term debt, approximate their fair value due to their short term to maturity.

At December 31, 2006, the fair value of long-term debt was approximately $1.5 billion (2005 – $1.2 billion). The fair value of long-term debt is determined by discounting the future contractual cash flows under current financing arrangements at discount rates which represent borrowing rates presently available to us for loans with similar terms and maturity.

We are exposed to foreign currency fluctuations as certain ongoing expenses are referenced to US-dollar denominated prices. We periodically use financial instruments, including foreign exchange forward contracts and options, to manage our exposure.

We have entered into a contract to purchase US $2.5 million per month at a forward rate of 1.11 for the payment period from October 2006 to March 2007 to hedge a portion of our committed US-dollar lease payments during the same period. The estimated fair market value of the contract as at December 31, 2006, is a gain of CAD $369,000.

The CICA released new standards related to financial instruments in April 2005 – Financial Instruments – Recognition and Measurement, Section 3855, Hedges, Section 3865, Comprehensive Income, Section 1530, Financial Instruments – Disclosure and Presentation, Section 3861 and Equity, Section 3251. These sections specify when a financial instrument or non-financial derivative is to be recognized on the balance sheet. These sections will require a financial instrument or non-financial derivative to be measured at fair value or using cost-based measures; establish how gains and losses are to be recognized and presented, including introducing comprehensive income; specify how hedge accounting should be applied; establish new disclosures about an entity's accounting for designated hedging relationships and the methods and assumptions applied in determining fair values.

We will adopt these new standards commencing January 1, 2007, and as at the date of the management's discussion and analysis cannot reasonably estimate the full effect on our financial statements.

Aircraft Utilization

Throughout 2006, we increased productivity through efficient fleet utilization. Aircraft utilization increased 5.3% to 11.9 operating block hours per day in 2006 compared to 11.3 operating block hours per day in 2005. Increasing the utilization of our aircraft increases our revenue-generating potential and allows us to gain cost efficiencies.

CONTROLS AND PROCEDURES

Management is responsible for the establishment and maintenance of a system of disclosure controls and procedures. The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006, as defined under the rules of the Canadian Securities Administrators, and have concluded that our disclosure controls and procedures are effective. Management is also responsible for the establishment and maintenance of a system of internal controls over financial reporting. Management has designed internal controls over financial reporting effectively to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with Canadian GAAP. There were no changes in our internal controls over financial reporting during the most recent interim period that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.



RANDY DICKS Flight Attendant | **JILL FERRIS** Flight Attendant

Our financial achievements during 2006 are a direct result of the hard work and commitment of our exceptional WestJetters. The dedication, motivation and strong vision of our people have carried us through a decade of successful operations.

CORPORATE GOVERNANCE

During 2006, the Board of Directors continued to take steps to ensure that good corporate governance practices were employed by WestJet and the Board for the protection of all stakeholders. These changes were largely related to the ongoing review of "best practices," compliance with regulatory changes and the continued review and update of the existing governance materials.

The Board of Directors has established three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. The charters of these committees are reviewed annually by the Board of Directors. In addition, the Board has an Independent Committee of Directors to deal with the claims from Air Canada and Jetsgo. This special committee was established to deal with litigation and to separate the handling of the claims from management to avoid any potential conflicts and to allow management to concentrate its time and efforts on running the airline. Each committee reports to the Board with their recommendations for final approval.

Part of the Corporate Governance and Nominating Committee's mandate is to assess the effectiveness of committees, the composition of existing committees and the appropriateness for any new committees.

In 2006, the Board of Directors updated our Disclosure, Confidentiality and Trading Policy, based on management's recommendations. In addition, management, in consultation with external advisors, began the preparation of a mandate and procedures for a Management Disclosure Committee, which were presented to and approved by the Board of Directors at its first 2006 meeting. This committee's mandate is to provide assurance that relevant information is made known to the CEO and Co-CFOs to allow for timely decisions about disclosures. The Disclosure Committee also performs procedures and reviews to provide assurance that disclosures made to our security holders or the investment community are reliable and made on a timely basis as required by applicable laws and regulations.

OUTLOOK

Our financial achievements during 2006 are a direct result of the hard work and commitment of our exceptional WestJetters. The dedication, motivation and strong vision of our people have carried us through a decade of successful operations. In 2007, we will continue to focus on increasing shareholder value through the achievement of sustainable, capital efficient and profitable long-term growth. The strength of our balance sheet, the success of our seasonal deployment strategy and our low-cost model will continue to be the basis for our future profitable growth. Heading into our second year of our seasonal deployment strategy, first quarter gains will largely be realized through capacity increases. With planned capacity growth of 19% in the first quarter of 2007, RASM to date for this period is tracking with slight improvements over that of 2006.

March 9, 2007



RUSS McIVOR
TAC Trainer

In 2007, we will continue to focus on increasing shareholder value through the achievement of sustainable, capital-efficient and profitable long-term growth. The strength of our balance sheet, the success of our seasonal deployment strategy and our low-cost model will continue to be the basis for our future profitable growth.


SMOOTH

WE MADE A SEAMLESS TRANSITION to a new company president and a new 5-year strategic plan designed to take us to the next level.

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When a choice between accounting methods exists, management has chosen those it deems conservative and appropriate in the circumstances. Financial statements will necessarily include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects. Financial information contained in the annual report is consistent, where appropriate, with the information and data contained in the consolidated financial statements. All information in the annual report is the responsibility of management.

Management has established systems of internal control, including disclosure controls and procedures which are designed to provide reasonable assurance that financial and non-financial information that is disclosed is timely, complete, relevant and accurate. These systems of internal control also serve to safeguard the Corporation's assets. The systems of internal control are monitored by management, and further supported by an internal audit department whose functions include reviewing internal controls and their application.

The Board of Directors is responsible for the overall stewardship and governance of the Corporation, including ensuring management fulfills its responsibility for financial reporting and internal control, and reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors, comprised of non-management Directors, meets regularly with management, the internal auditors and the external auditors, to satisfy itself that each is properly discharging its responsibilities, and to review the consolidated financial statements and MD&A. The Audit Committee reports its findings to the Board of Directors prior to the approval of such statements for issuance to the shareholders. The Audit Committee also recommends, for review by the Board of Directors and approval of shareholders, the reappointment of the external auditors. The internal and external auditors have full and free access to the Audit Committee.

The consolidated financial statements have been audited by KPMG LLP, the independent external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. The auditors' report outlines the scope of their examination and sets forth their opinion.

CLIVE J. BEDDOE
Executive Chairman
and Chief Executive Officer

JANICE PAGET
Vice-President, Controller
and Co-Chief Financial Officer

DEREK PAYNE
Vice-President,
Finance and Corporate Services
and Co-Chief Financial Officer

Calgary, Alberta
February 12, 2007

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of WestJet Airlines Ltd. as at December 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
February 12, 2007

CONSOLIDATED BALANCE SHEETS

WestJet Airlines Ltd.

December 31, 2006 and 2005
(Stated in Thousands of Dollars)

	2006	2005
Assets		
Current assets:		
Cash and cash equivalents (note 9)	$ 377,517	$ 259,640
Accounts receivable	12,645	8,022
Income taxes recoverable	13,820	13,909
Assets held for sale (note 2)	13,157	—
Prepaid expenses and deposits (note 1(g))	30,727	31,746
Inventory	8,200	6,259
	456,066	319,576
Property and equipment (note 2)	2,158,746	1,803,497
Other assets (note 3)	111,715	90,019
	$ 2,726,527	$ 2,213,092
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 121,157	$ 100,052
Advance ticket sales	148,743	127,450
Non-refundable guest credits	40,508	32,814
Current portion of long-term debt (note 4)	153,720	114,115
Current portion of obligations under capital lease (note 6)	356	2,466
	464,484	376,897
Long-term debt (note 4)	1,291,136	1,044,719
Obligations under capital lease (note 6)	1,483	1,690
Other liabilities (note 5)	14,114	16,982
Future income tax (note 8)	149,283	102,651
	1,920,500	1,542,939
Shareholders' equity:		
Share capital (note 7(b))	431,248	429,613
Contributed surplus (note 7(g))	58,656	39,093
Retained earnings	316,123	201,447
	806,027	670,153
Commitments and contingencies (notes 6 and 10)		
	$ 2,726,527	$ 2,213,092

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Clive Beddoe, Director

Wilmot Matthews, Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

WestJet Airlines Ltd.

Years ended December 31, 2006 and 2005
(Stated in Thousands of Dollars, Except Per Share Amounts)

	2006	2005
Revenues:		
Guest revenues	$ 1,558,471	$ 1,207,075
Charter and other	201,400	179,379
Interest income	13,815	6,308
	1,773,686	1,392,762
Expenses:		
Aircraft fuel	425,506	354,065
Airport operations	262,310	219,144
Flight operations and navigational charges	229,821	183,463
Sales and marketing	154,734	124,154
Depreciation and amortization	111,442	106,624
General and administration	79,817	71,610
Aircraft leasing (note 11(b))	71,432	65,647
Interest expense	70,196	55,496
Maintenance	69,975	71,397
Inflight	67,220	53,005
Guest services	31,739	27,322
	1,574,192	1,331,927
Earnings from operations	199,494	60,835
Non-operating income (expense):		
Gain (loss) on foreign exchange	32	(2,729)
Gain (loss) on disposal of property and equipment	839	(98)
Non-recurring expenses (note 10(c))	(15,600)	—
	(14,729)	(2,827)
Employee profit share (note 10(b))	(20,284)	(6,033)
Earnings before income taxes	164,481	51,975
Income tax (expense) recovery (note 8):		
Current	(3,170)	7,367
Future	(46,635)	(35,341)
	(49,805)	(27,974)
Net earnings	114,676	24,001
Retained earnings, beginning of year	201,447	177,446
Retained earnings, end of year	$ 316,123	$ 201,447
Earnings per share (note 7(d)):		
Basic	$ 0.88	$ 0.19
Diluted	$ 0.88	$ 0.19

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

WestJet Airlines Ltd.

Years ended December 31, 2006 and 2005
(Stated in Thousands of Dollars)

	2006	2005
Cash provided by (used in):		
Operating activities:		
Net earnings	$ 114,676	$ 24,001
Items not involving cash:		
Depreciation and amortization	111,442	106,624
Amortization of other liabilities	(868)	(604)
Amortization of hedge settlements	1,427	1,391
(Gain) loss on disposal of property and equipment	(839)	98
Loss on disposal of aircraft parts (note 2)	(1,233)	(1,126)
Stock-based compensation expense	21,205	17,604
Issued from treasury stock	—	17,705
Future income tax expense	46,635	35,341
Decrease in non-cash working capital (note 9(a))	43,707	46,290
	336,152	247,324
Financing activities:		
Increase in long-term debt	418,581	256,385
Repayment of long-term debt	(132,559)	(100,487)
Increase in other liabilities	—	8,479
Issuance of shares	—	21,094
Share issuance costs	(10)	(215)
Increase in other assets	(28,139)	(14,350)
Decrease in obligations under capital lease	(480)	(5,846)
Increase in non-cash working capital	(1,071)	(837)
	256,322	164,223
Investing activities:		
Aircraft additions	(438,906)	(660,947)
Aircraft disposals	3,822	404,583
Other property and equipment additions	(41,124)	(44,969)
Other property and equipment disposals	1,611	894
	(474,597)	(300,439)
Increase in cash	117,877	111,108
Cash, beginning of year	259,640	148,532
Cash, end of year	$ 377,517	$ 259,640

Cash is defined as cash and cash equivalents. See note 9(b) for additional cash information.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

WestJet Airlines Ltd.

Years ended December 31, 2006 and 2005
(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

1. Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements include the accounts of WestJet Airlines Ltd. (the "Corporation") and its wholly owned subsidiaries, as well as the accounts of four special-purpose entities, which are utilized to facilitate the financing of aircraft. The Corporation has no equity ownership in the special-purpose entities; however, the Corporation is the primary beneficiary of the special-purpose entities' operations. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions, regarding significant items such as amounts relating to depreciation and amortization, non-refundable guest credits, lease return conditions, future income taxes, stock-based compensation expense, deferred sales and marketing costs, impairment assessments of property and equipment, and the valuation of derivative financial instruments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(b) Cash and cash equivalents:

Cash and cash equivalents are comprised of cash and all investments that are highly liquid in nature and have a maturity date of three months or less.

(c) Revenue recognition:

Guest and charter revenue is recognized when air transportation is provided. Tickets sold but not yet used are reported in the consolidated balance sheet as advance ticket sales.

The Corporation earns revenue from package holiday sales. Revenue from the air content is recognized when air transportation is provided. Revenue from the land content is deferred and recognized on completion of the holiday. Revenue from the land content is generated from providing agency services equal to the amount paid by the guest for products and services less payment to the travel supplier and are reported at the net amounts received, without any associated cost of revenue.

Cargo revenue is recognized when air transportation services are performed under the cargo agreement.

The Corporation earns revenue under the tri-branded credit card agreement which is included in other revenue. Net retail sales revenue is recognized at the time the transaction occurs. Revenue related to account activations is deferred and recognized when the Corporation fulfills its obligations related to the new activations.

(d) Non-refundable guest credits:

Where appropriate, the Corporation issues future travel credits related to guests for flight delays, missing baggage and other inconveniences as a gesture of good faith. These credits are non-refundable and expire one year from the date of issue. The Corporation records a liability based on the estimated incremental cost of a one-way flight in the period the credit is issued. The utilization of guest credits is recorded as revenue when the guest has flown or upon expiry.

(e) Foreign currency:

Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets and revenue and expense items are translated at rates prevailing when they were acquired or incurred. Foreign exchange gains and losses are included in earnings.

1. Significant accounting policies (continued):

(f) Inventory:

Fuel and supplies are valued at the lower cost, determined on a first-in-first-out basis, and replacement value. Aircraft expendables and consumables are expensed as acquired.

(g) Deferred costs:

Sales and marketing expenses attributed to advance ticket sales are deferred and expensed in the period the related revenue is recognized. Included in prepaid expenses and deposits are $10,878,000 (2005 – $13,236,000) of deferred costs.

(h) Property and equipment:

Property and equipment are recorded at cost and depreciated to their estimated residual values. Aircraft under capital lease are initially recorded at the present value of minimum lease payments at the inception of the lease.

Asset	Basis	Rate
Aircraft net of estimated residual value – Next-Generation	Cycles	Cycles flown
Live satellite television included in aircraft – Next-Generation	Straight-line	10 years/lease term
Aircraft net of estimated residual value – 200-series	Flight hours	Hours flown
Ground property and equipment	Straight-line	5 to 25 years
Spare engines and parts net of estimated residual value – Next-Generation	Straight-line	20 years
Spare engines and parts net of estimated residual value – 200-series	Flight hours	Fleet hours flown
Aircraft under capital lease	Straight-line	Term of lease
Other assets under capital lease	Straight-line	Term of lease
Buildings	Straight-line	40 years
Leasehold improvements	Straight-line	Term of lease

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(i) Maintenance costs:

Maintenance and repairs, including major overhauls, are charged to maintenance expense as they are incurred. Maintenance reserves related to certain aircraft leases are paid on a monthly basis over the term of the lease.

Aircraft parts that are deemed to be beyond economic repair are disposed of and the remaining net book values of these parts are included in maintenance expense.

Recovery of costs associated with parts and labour covered under warranty are recognized as an offset to maintenance expense.

(j) Capitalized costs:

Costs associated with assets under development which have probable future economic benefit, which can be clearly defined and measured and are costs incurred for the development of new products or technologies are capitalized. These costs are not amortized until the assets are substantially complete and ready for its

1. **Significant accounting policies (continued):**

(j) Capitalized costs (continued):

intended use, at which time, they are amortized over five to 10 years. Interest attributable to funds used to finance property and equipment is capitalized to the related asset. Legal and financing costs for the loan facilities are capitalized to other assets on the balance sheet and amortized on a straight-line basis over the term of the related loan.

Costs of new route development are expensed as incurred.

(k) Future income tax:

The Corporation uses the liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, calculated using the currently enacted or substantively enacted tax rates anticipated to apply in the period that the temporary differences are expected to reverse.

(l) Stock-based compensation plans:

The Corporation uses the fair value method for valuing stock options. Under this method, as new options are granted, the fair value of these options will be expensed on a straight-line basis over the applicable vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

(m) Financial instruments:

Derivative financial instruments are utilized by the Corporation from time to time in the management of its foreign currency, interest rate and fuel price exposures. The Corporation's policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. In the event that a derivative financial instrument is not designated for hedge accounting, does not qualify for hedge accounting or the event that the hedge is ineffective, changes in the fair value of derivative financial instruments are recorded in non-operating income or expense.

Gains or losses relating to derivatives that are designated as hedges are deferred in other assets and/or other liabilities and recognized in the same period and in the same financial category as the corresponding hedged transactions.

(n) Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method, which assumes that the total proceeds obtained on the exercise of options and the unamortized portion of stock based compensation would be used to purchase shares at the average price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

(o) Comparative figures:

Certain prior-period balances have been reclassified to conform to current period's presentation.

2. **Property and equipment:**

2006	Cost	Accumulated depreciation	Net book value
Aircraft – Next-Generation	$ 2,086,301	$ 185,526	$ 1,900,775
Ground property and equipment	153,896	65,854	88,042
Spare engines and parts – Next-Generation	70,459	10,145	60,314
Buildings	40,028	4,825	35,203
Leasehold improvements	6,914	4,579	2,335
Other assets under capital lease	2,481	694	1,787
	2,360,079	271,623	2,088,456
Deposits on aircraft	38,011	—	38,011
Assets under development	32,279	—	32,279
	$ 2,430,369	$ 271,623	$ 2,158,746

2005	Cost	Accumulated depreciation	Net book value
Aircraft – Next-Generation	$ 1,619,850	$ 102,914	$ 1,516,936
Ground property and equipment	135,217	52,664	82,553
Spare engines and parts – Next-Generation	67,960	8,029	59,931
Buildings	39,636	3,825	35,811
Leasehold improvements	6,302	3,992	2,310
Other assets under capital lease	2,289	198	2,091
Spare engines and parts – 200-series	12,547	11,128	1,419
Aircraft – 200-series	3,892	2,861	1,031
Aircraft under capital lease	19,475	19,475	—
	1,907,168	205,086	1,702,082
Deposits on aircraft	73,493	—	73,493
Assets under development	27,922	—	27,922
	$ 2,008,583	$ 205,086	$ 1,803,497

During the year, property and equipment was acquired at an aggregate cost of $192,000 (2005 – $2,137,000) by means of capital leases.

During the year the Corporation capitalized $6,849,000 (2005 – $3,250,000) of interest related to aircraft financing.

Subsequent to year-end the Corporation announced the suspension of the aiRES project while an amendment to the contract is negotiated. If the negotiation is unsuccessful, the parties will each be in a position to proceed with claims against each other. While the Corporation is committed to completing the aiRES project, uncertainty does remain, the outcome of which may impact the future recoverability of the project and may have a significant impact on the financial statements of future periods. As at December 31, 2006, $31,869,000 (2005 – $16,781,000) is included in assets under development for costs related to the aiRES project.

Included in aircraft costs are estimated lease return costs for Next-Generation aircraft totalling $1,107,000 (2005 – $1,107,000) and associated accumulated amortization of $329,000 (2005 – $233,000) for these aircraft under operating leases. These amounts are being amortized on a straight-line basis over the term of each lease.

During the year, the Corporation recognized $609,000 (2005 – $NIL) of costs previously capitalized for winglet certification on the 737-600 series aircraft in maintenance expense as a result of the abandonment of the winglet program on these aircraft. In addition, the Corporation expensed $1,233,000 (2005 – $1,126,000) of aircraft parts deemed to be beyond economic repair which were also included in maintenance expense.

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

2. **Property and equipment (continued):**

The Corporation has entered into agreements to sell certain spare engines and aircraft parts to an unrelated third party. At December 31, 2006, these engines and parts have been taken out of revenue generating service and are included at their net book value in current assets, as assets held for sale. These transactions were completed in early 2007.

3. **Other assets:**

	2006	2005
Financing fees	$ 65,892	$ 50,010
Security deposits and other leaseholds	43,263	31,204
Hedge settlements	19,479	19,479
Other amounts	2,097	1,899
Accumulated amortization	(19,016)	(12,573)
	$ 111,715	$ 90,019

Financing fees are related to the facilities for the purchase of the Boeing Next-Generation aircraft and hedge settlements relate to certain leased Boeing Next-Generation aircraft. Amortization of financing fees totalling $5,016,000 (2005 - $3,673,000) has been included in depreciation and amortization and amortization of hedge settlements totalling $1,427,000 (2005 - $1,391,000) has been included in aircraft leasing for the year ended December 31, 2006.

4. Long-term debt:

	2006	2005
$1,709,467,000 in 45 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal instalments ranging from $674,000 to $955,000, including fixed interest at a weighted average rate of 5.31%, maturing between 2014 and 2018. These facilities are guaranteed by the Ex-Im Bank and secured by 32 700-series aircraft and 13 600-series aircraft.	$ 1,393,439	$ 1,114,506
$35,000,000 in three individual term loans, repayable in monthly instalments ranging from $104,000 and $166,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 6.88% at December 31, 2006, maturing between 2008 and 2011, secured by three Next-Generation flight simulators.	26,223	19,615
$12,000,000 term loan, repayable in monthly instalments of $108,000 including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility.	10,426	10,767
$16,968,000 in 24 individual term loans, amortized on a straight-line basis over a five-year term, repayable in quarterly principal instalments ranging from $29,000 to $47,000 including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 4.35% at December 31, 2006, maturing between 2009 and 2011, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft.	11,699	10,462
$4,550,000 term loan, repayable in monthly instalments of $50,000, including floating interest at the bank's prime rate plus 0.50%, with an effective interest rate of 6.50% as at December 31, 2006, maturing April 2013, secured by the Calgary hangar facility.	3,069	3,484
	1,444,856	1,158,834
Less current portion	153,720	114,115
	$ 1,291,136	$ 1,044,719

The net book value of the property and equipment pledged as collateral for the Corporation's secured borrowings was $1,964,139,000 as at December 31, 2006 (2005 – $1,549,107,000).

Held within the special-purpose entities, as described in note 1, are liabilities of $1,743,984,000 (2005 – $1,392,629,000) and corresponding assets of $1,744,291,000 (2005 – $1,393,801,000), which are included in the consolidated financial statements.

Future scheduled repayments of long-term debt are as follows:

2007	$ 153,720
2008	161,425
2009	145,593
2010	144,877
2011	157,466
2012 and thereafter	681,775
	$ 1,444,856

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

4. Long-term debt (continued):

During 2006, the Corporation acquired 12 aircraft supported by loan guarantees from the Export-Import Bank of the United States (Ex-Im Bank). In 2005, the Corporation completed financing arrangements for US $386.1 million for the purchase of seven aircraft delivered in 2005 and six aircraft delivered between February and June 2006. In 2006, the Corporation completed financing arrangements for US $191.1 million to support the acquisition of six aircraft delivered between July and December 2006. As at December 31, 2006, the Corporation has accepted the 12 2006 aircraft deliveries under these facilities and drew a total of CAD $409.6 million (US $360.6 million).

These facilities were drawn in Canadian dollars, in separate instalments, with five- and 12-year terms for live satellite television equipment and new aircraft, respectively. Each loan is amortized on a straight-line basis over the respective terms in quarterly principal instalments, and interest is calculated on the outstanding balance.

As at December 31, 2006, the Corporation has an unutilized and uncancelled balance of a final commitment from Ex-Im Bank totalling US $1 million for the purchase of live satellite television systems. The Corporation also has a total preliminary commitment from Ex-Im Bank for US $240.2 million for seven aircraft to be delivered in 2007 and 2008.

The Corporation will be charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Ex-Im Bank facility, payable at specified dates and upon delivery of an aircraft, and is charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

The Corporation has available two facilities with a Canadian chartered bank totalling $15,000,000 (2005 - $8,000,000) for letters of guarantee. At December 31, 2006, letters of guarantee totalling $9,858,000 (2005 - $6,830,000) have been issued under this facility. These facilities are secured by a general security agreement, an assignment of insurance proceeds and $1,858,000 of cash.

5. Other liabilities:

Included in other liabilities is $6,000,000 (2005 - $8,000,000) of unearned revenue related to the BMO Mosaik®, AIR MILES®, Mastercard® credit card for future net retail sales and for bounty on newly activated credit cards. During the year ended December 31, 2006, the Corporation recognized $2,000,000 (2005 - $2,000,000) of this unearned revenue. The remaining unearned revenue balance will be recognized during the next two years with $3,000,000 earned in 2007 and $3,000,000 in 2008.

At December 31, 2006, included in other liabilities are deferred gains from the sale and leaseback of aircraft totalling $7,007,000 (2005 - $7,875,000), net of amortization, which are being deferred and amortized over the lease term with the amortization included in aircraft leasing. During the year ended December 31, 2006, the Corporation recognized amortization of $868,000 (2005 - $604,000).

In 2006, the Corporation has also included in other liabilities $1,107,000 (2005 - $1,107,000) pertaining to the estimated lease return costs on its Next-Generation leased aircraft.

6. Leases:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses and satellite programming, as well as capital leases relating to ground handling equipment. The obligations are as follows (see note 10 for additional commitments):

	Capital leases	Operating leases
2007	$ 444	$ 102,375
2008	444	118,338
2009	444	137,906
2010	698	141,627
2011	38	139,453
2012 and thereafter	—	598,092
Total lease payments	2,068	$ 1,237,791
Less weighted average imputed interest at 5.29%	(229)	
Net minimum lease payments	1,839	
Less current portion of obligations under capital lease	(356)	
Obligations under capital lease	$ 1,483	

The Corporation has certain operating leases primarily related to aircraft that are denominated in US dollars. The US-dollar amounts of these operating leases, which have been included at their Canadian-dollar equivalent above, are as follows:

2007	$ 76,430
2008	92,673
2009	114,343
2010	119,154
2011	119,067
2012 and thereafter	500,035
	$ 1,021,702

The Corporation has committed to lease an additional 11 737-700 aircraft and two 737-800 aircraft to be delivered between 2007 and 2009, for terms ranging between eight and 10 years, in US dollars. These amounts have been included at their Canadian- and US-dollar equivalents in the above tables.

7. Share capital:

(a) Authorized:

Unlimited number of common voting shares:

The common voting shares may be owned and controlled by Canadians only and shall confer the right to one vote per common voting share at all meetings of shareholders of the Corporation.

Each issued and outstanding common voting share shall be converted into one variable voting share automatically and without any further act of the Corporation or the holder, if such common voting share becomes owned or controlled by a person who is not a Canadian.

Unlimited number of variable voting shares:

The variable voting shares may be owned and controlled only by persons who are not Canadians and are entitled to one vote per variable voting share unless (i) the number of issued and outstanding variable voting shares exceed 25% of the total number of all issued and outstanding variable voting shares and common voting shares (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act), or (ii) the total number of votes cast by or on behalf of the holders of variable voting shares at any meeting on any matter on which a vote is to be taken exceeds 25% (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds are surpassed at any time, the vote attached to each variable voting share will decrease automatically without further act of formality. Under the circumstances described above, the variable voting shares as a class cannot carry more than 25% (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act) of the total voting rights attached to the aggregate number of issued and outstanding variable voting shares and common voting shares of the Corporation.

Under the circumstances described above, the variable voting shares as a class cannot, for a given shareholders' meeting, carry more than 25% (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act) of the total number of votes that may be cast at the meeting.

Each issued and outstanding variable voting share shall be automatically converted into one common voting share without any further intervention on the part of the Corporation or of the holder if (i) the variable voting share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in the Canada Transportation Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

Unlimited number of non-voting shares and

Unlimited number of non-voting first, second and third preferred shares:

The non-voting shares and the non-voting preferred shares are subject to limitations to be fixed by the Board of Directors.

(b) Issued and outstanding:

On August 30, 2005, the Corporation's common shares were restructured into two classes of shares: common voting shares and variable voting shares (collectively, the "voting shares" or "shares"). Each issued and outstanding common share which was not owned and controlled by a Canadian within the meaning of the Canada Transportation Act was converted into one variable voting share and the common share was cancelled. Each issued and outstanding common share which was owned and controlled by a Canadian within the meaning of the Canada Transportation Act was converted into one common voting share and the common share was cancelled.

7. Share capital (continued):

(b) Issued and outstanding (continued):

	2006		2005	
	Number	Amount	Number	Amount
Common and variable voting shares:				
Balance, beginning of year	129,575,099	$ 429,613	125,497,407	$ 390,469
Exercise of options	73,589	—	1,333,791	3,389
Stock-based compensation expense on stock options exercised	—	1,642	—	488
Issued from treasury (see note 7(e))	—	—	2,743,901	35,410
Share issuance costs	—	(10)	—	(215)
Tax benefit of issue costs	—	3	—	72
Balance, end of year	129,648,688	$ 431,248	129,575,099	$ 429,613

As at December 31, 2006, the number of common voting shares and variable voting shares amounted to 124,495,951 (2005 – 119,378,637) and 5,152,737 (2005 – 10,196,462) respectively.

(c) Stock Option Plans:

The Corporation has Stock Option Plans, whereby up to a maximum of 12,957,831 common and variable voting shares may be issued to officers and employees of the Corporation subject to the following limitations:

(i) the number of voting shares reserved for issuance to any one optionee will not exceed 5% of the issued and outstanding common and variable voting shares at any time;

(ii) the number of voting shares reserved for issuance to insiders shall not exceed 10% of the issued and outstanding common and variable voting shares; and

(iii) the number of voting shares issuable under the Stock Option Plans, which may be issued within a one-year period, shall not exceed 10% of the issued and outstanding common and variable voting shares at any time.

Stock options are granted at a price that equals the market value, have a term of four years and vest on either the first, second or third anniversary from the date of grant.

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	2006		2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock options outstanding, beginning of year	11,428,718	$ 13.94	10,682,082	$ 12.37
Granted	5,980,660	11.82	4,474,184	14.46
Exercised	(433,129)	11.21	(3,506,625)	9.82
Cancelled	(332,711)	13.19	(147,309)	14.53
Repurchased	—	—	(66,724)	11.99
Expired	(1,597,337)	13.78	(6,890)	13.79
Stock options outstanding, end of year	15,046,201	$ 13.21	11,428,718	$ 13.94
Exercisable, end of year	4,846,236	$ 13.63	3,920,623	$ 12.24

WestJet Airlines Ltd.

Years ended December 31, 2006 and 2005
(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

7. **Share capital (continued):**

(c) Stock Option Plans (continued):

The following table summarizes the options outstanding and exercisable at December 31, 2006:

	Outstanding options			Exercisable options	
Range of exercise prices	Number outstanding	Weighted average remaining life (years)	Weighted average exercise Price	Number exercisable	Weighted average exercise Price
$9.74 – $11.28	2,283,929	0.44	$ 11.19	2,222,540	$ 11.21
$11.81 – $13.80	5,944,711	3.31	11.84	69,045	12.12
$14.13 – $18.41	6,817,561	1.94	15.08	2,554,651	15.78
	15,046,201	2.25	$ 13.21	4,846,236	$ 13.63

Under the terms of the Corporation's Stock Option Plans, a cashless settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation or (b) elect to receive a number of shares equivalent to the difference between the market value of the options and the aggregate exercise price. For the year ended December 31, 2006, option holders exercised 433,129 (2005 – 3,151,923) options on a cashless settlement basis and received 73,589 (2005 – 979,089) shares.

In 2005, certain executives holding total options of 66,724, at an exercise price of $11.99, offered the Corporation an opportunity to purchase and cancel their options in consideration of payment by the Corporation in cash for a fixed price of $320,000. The agreements were accepted by the Corporation and the options were cancelled.

(d) Per share amounts:

The following table summarizes the shares used in calculating net earnings per share:

	2006	2005
Weighted average number of shares outstanding - basic	129,585,403	128,031,694
Effect of dilutive employee stock options	124,321	392,408
Weighted average number of shares outstanding – diluted	129,709,724	128,424,102

For the year ended December 31, 2006, a total of 12,823,662 (2005 – 8,672,329) options were not included in the calculation of dilutive potential shares as the result would be anti-dilutive.

(e) Employee Share Purchase Plan:

The Corporation has an Employee Share Purchase Plan (ESPP) whereby the Corporation matches every dollar contributed by each employee. Under the terms of the ESPP, employees may contribute up to a maximum of 20% of their gross pay and acquire voting shares of the Corporation at the current fair market value of such shares.

The Corporation has the option to acquire voting shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. For the period January to October 2005, shares under the ESPP were issued from treasury at the current market price. Subsequent to this period and continuing throughout 2006, the Corporation elected to purchase these shares through the open market and will continue to review this option in the future. For the year ended December 31, 2006, $NIL (2005 – $35,410,000) of voting shares were issued from treasury, of which $NIL (2005 - $17,705,000) represented the Corporation's matching contribution for employee contributions, for which no cash was exchanged.

7. Share capital (continued):

(e) Employee Share Purchase Plan: (continued):

Current market price for voting shares issued from treasury is determined based on weighted average trading price of the voting shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

Shares acquired for the ESPP are held in trust for one year. Employees may offer to sell voting shares, which have not been held for at least one year, on January 1 and July 1 of each year, to the Corporation for 50% of the then current market price.

The Corporation's share of the contributions is recorded as compensation expense and amounted to $28,209,000 (2005 - $21,690,000).

(f) Stock-based compensation:

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used to determine the fair market value of options granted during the years ended December 31:

	2006	2005
Weighted average fair market value per option	$ 4.29	$ 5.26
Average risk-free interest rate	4.2%	3.4%
Average volatility	42%	43%
Expected life (years)	3.6	3.7
Dividend per share	$ 0.00	$ 0.00

The Corporation has not incorporated an estimated forfeiture rate for stock options that will not vest. Rather, the Corporation accounts for actual forfeitures as they occur.

Employee stock option compensation expense is included in flight operations and general and administration expenses and totalled $21,205,000 (2005 – $17,604,000, net of repurchase of $320,000 as noted in 7(c)).

(g) Contributed surplus:

Changes to contributed surplus were as follows:

	2006	2005
Balance, beginning of year	$ 39,093	$ 21,977
Stock-based compensation expense	21,205	17,604
Stock options exercised	(1,642)	(488)
Balance, end of year	$ 58,656	$ 39,093

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

8. Income taxes:

The provision for income taxes differs from that which would be expected by applying the combined federal and provincial statutory rates.

A reconciliation of the difference is as follows:

	2006	2005
Earnings before income taxes	$ 164,481	$ 51,975
Income tax rate	34.21%	35.04%
Expected income tax provision	56,269	18,212
Add (deduct):		
Non-deductible expenses	1,440	1,219
Non-deductible stock-based compensation	7,249	6,208
Non-taxable portion of capital gains	(128)	(1,470)
Effect of tax rate changes	(16,901)	(1,426)
Large corporations tax and capital taxes	3,192	6,059
Other	(1,316)	(828)
	$ 49,805	$ 27,974

The Corporation has included in its reconciliation an amount of $16,901,000 (2005 – $1,426,000) that reflects the effect of tax rate changes. This balance includes a reduction to the Corporation's future tax liability totalling $11,333,000 (2005 – $NIL) as a result of the federal government and various provinces, in which the Corporation operates, enacting legislation during the second quarter of 2006 that reduced the federal and provincial statutory income tax rates. This amount also includes for 2006 $5,568,000 (2005 – $1,426,000) of tax rate changes required to reconcile the Corporations' combined current federal and provincial statutory rates to the Corporation's anticipated future federal and provincial tax rates.

The components of the net future tax liability are as follows:

	2006	2005
Future income tax asset:		
Share issue costs	$ 581	$ 1,368
Non-capital losses	89,017	44,448
Deferred partnership loss	12,466	52,831
Future income tax liability:		
Property and equipment	(251,347)	(201,298)
	$ (149,283)	$ (102,651)

The Corporation has recognized a benefit on $291.7 million of non-capital losses which are available for carry forward to reduce taxable income in future years. These losses will begin to expire in the year 2014.

The non-capital losses recognized result from tax deductions taken in excess of taxable earnings. The Corporation has the ability to adjust tax deductions to avoid losses from expiry.

9. **Cash flow information:**

(a) Change in non-cash working capital from operations:

	2006	2005
Increase (decrease) in accounts receivable	$ (4,623)	$ 4,792
Decrease (increase) income taxes recoverable	89	(11,055)
Decrease (increase) in prepaid expenses and deposits	1,019	(6,253)
Increase in inventory	(1,941)	(877)
Increase in accounts payable and accrued liabilities	21,105	8,167
Increase in advance ticket sales	21,293	45,459
Increase in non-refundable guest credits	7,694	6,110
Other non-cash items	(929)	(53)
	$ 43,707	$ 46,290

(b) Supplemental cash flow information:

As at December 31, 2006, cash and cash equivalents includes short-term investments of $316,951,000 (2005 – $219,030,000).

As at December 31, 2006, the Corporation had US-dollar cash and cash equivalents totalling US $32,019,000 (2005 – US $35,453,000).

As at December 31, 2006, cash and cash equivalents include US $5,279,000 (2005 – $6,470,000) and CAD $1,858,000 (2005 – $NIL) of restricted cash. US $186,000 (2005 – US $153,000) is cash not yet remitted for passenger facility charges.

Cash interest paid during the year was $67,077,000 (2005 – $54,688,000).

Cash taxes paid during the year were $3,081,000 (2005 – $10,151,000).

10. **Commitments and contingencies:**

(a) Aircraft:

The Corporation has remaining commitments to purchase six 737-700s and one 737-800 to be delivered over the course of 2007 and 2008.

The Corporation has an agreement with Live TV to install, maintain and operate live satellite television on all aircraft with the ability to cancel installing the system on future aircraft deliveries, subject to certain applicable penalties. This agreement contains an exclusivity clause which expires on July 1, 2009.

The Corporation has signed an agreement with Bell ExpressVu for a seven-year term to provide satellite programming. The agreement commenced in 2004 and can be renewed for an additional five years.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, live satellite television systems and winglets are as follows:

2007	$ 153,255
2008	101,330
2009	5,343
	$ 259,928

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

10. Commitments and contingencies (continued):

(b) Employee profit share:

The Corporation has an employee profit sharing plan whereby eligible employees participate in the pre-tax operating income of the Corporation. The profit share ranges from a minimum of 10% to a maximum of 20% of earnings before employee profit share and income taxes. The amounts paid under the plan are subject to prior approval by the Board of Directors.

(c) Contingencies:

On April 4, 2004, Air Canada commenced a lawsuit against the Corporation. Air Canada claimed damages in the amount of $220 million in an amendment to its Statement of Claim. On May 29, 2006, as a full settlement, the Corporation agreed to pay Air Canada's investigation and litigation costs incurred of $5.5 million and accepted Air Canada's request that the Corporation make a donation in the amount of $10 million in the name of Air Canada and the Corporation to children's charities across the country. Air Canada accepted the Corporation's apology and withdrew its claims in light of this settlement. All legal proceedings between the parties have been terminated. These amounts and other settlement costs totalling $15,600,000 have been paid as at December 31, 2006, and have been included in non-recurring expenses.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004, against the Corporation, an officer, and a former officer (the "Defendants"). The principal allegations are that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit the Corporation. The Plaintiff is seeking damages in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005, Jetsgo Corporation declared bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these and any outstanding matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

11. Financial instruments and risk management:

(a) Fuel risk management:

The Corporation periodically utilizes short-term and long-term financial and physical derivative instruments to mitigate its exposure to fluctuations in jet fuel prices and accounts for these derivatives as cash flow hedges. For the year ended December 31, 2006, the Corporation recognized a net loss of $2,223,000 (2005 – net gain of $155,000) in aircraft fuel resulting from hedging transactions. As at December 31, 2006, the Corporation has no outstanding jet fuel hedges.

(b) Foreign currency exchange risk:

The Corporation is exposed to foreign currency fluctuations as certain ongoing expenses are referenced to US-dollar denominated prices. The Corporation periodically uses financial instruments, including foreign exchange forward contracts and options, to manage its exposure.

The Corporation has entered into a contract to purchase US $2.5 million per month at a forward rate of 1.11 for the payment period from October 2006 to March 2007 to hedge a portion of the Corporation's committed US-dollar lease payments during the same period. This contract has been designated as a fair value hedge for accounting purposes. The estimated fair market value of the remaining contract as at December 31, 2006, is a gain of CAD $369,000.

(c) Interest rate risk:

The Corporation is exposed to interest rate fluctuations on variable interest rate debt (see note 4).

(d) Credit risk:

The Corporation does not believe it is subject to any significant concentration of credit risk. Most of the Corporation's receivables result from tickets sold to individual guests through the use of major credit cards and travel agents. These receivables are short term, generally being settled shortly after the sale. The Corporation manages the credit exposure related to financial instruments by selecting counter parties based on credit ratings, limiting its exposure to any single counter party, and monitoring the market position of the program and its relative market position with each counter party.

(e) Fair value of financial instruments:

The carrying amounts of financial instruments included in the balance sheet, other than long-term debt, approximate their fair value due to their short term to maturity.

At December 31, 2006, the fair value of long-term debt was approximately $1.5 billion (2005 – $1.2 billion). The fair value of long-term debt is determined by discounting the future contractual cash flows under current financing arrangements at discount rates which represent borrowing rates presently available to the Corporation for loans with similar terms and maturity.


WESTJET EXECUTIVES

LEFT TO RIGHT: **Don Bell**, Executive Vice-President, Culture; **Dr. Hugh Dunleavy**, Executive Vice-President, Commercial Distribution; **Clive Beddoe**, Chairman and Chief Executive Officer; **Sean Durfy**, President; **Fred Ring**, Executive Vice-President, Corporate Projects; **Ken McKenzie**, Executive Vice-President, Operations; **Bob Cummings**, Executive Vice-President, Guest Experience and Marketing. NOT PICTURED IN PHOTO: **Janice Paget**, Vice-President, Controller and Co-Chief Financial Officer; **Derek Payne**, Vice-President, Finance and Corporate Services and Co-Chief Financial Officer

BOARD OF DIRECTORS



CLIVE BEDDOE
Executive Chairman and CEO
WestJet Airlines Ltd.

JAMES HOMENIUK
Aircraft Maintenance Engineer
P.A.C.T. Representative
WestJet

RONALD GREENE
Lead Director
President and CEO
Tortuga Investment Corp.

ARTHUR SCACE
Non-Executive Chairman
The Bank of Nova Scotia

BRETT GODFREY
CEO
Virgin Blue Airlines



MURPH HANNON
President
Murcon Development Ltd.

HUGH BOLTON
Non-Executive Chairman
EPCOR Utilities Inc.
Lead Director
Matrikon Inc.

WILMOT MATTHEWS
President
Marjad Inc.

ALLAN JACKSON
President and CEO
Arci Ltd.
President and CEO
Jackson Enterprises Inc.

LARRY POLLOCK
President and CEO
Canadian Western Bank and Canadian Western Trust

Transfer Agent and Registrar:
CIBC Mellon Trust Company
Toll Free Phone Number:
North America: 1-800-387-0825
Outside North America: (416) 643-5500
Website: www.cibcmellon.com

Auditors:
KPMG LLP, Calgary, AB
Legal Counsel:
Burnet, Duckworth and Palmer LLP, Calgary, AB

Stock Exchange Listing:
Shares in WestJet stock are publicly traded on the Toronto Stock Exchange under the symbols WJA and WJA.A.
Investor Relations Contact Information:
Phone: 1-877-493-7853 or 444-2252 in Calgary
E-mail: investor_relations@westjet.com

WestJet Office:
5055 11th St. NE
Calgary, AB T2E 8N4
Phone: (403) 444-2600
Fax: (403) 444-2301

We would now like to tell you about some important features of this airline. The most important one is our people (or WestJetters as we like to call them). You can easily locate them – they're the ones with the smiles. The caring treatment that WestJetters provided to our guests in 2006 goes a long way to explain the encouraging results that we will be outlining in the pages ahead.



LILLIANE HRNCIRIK Payroll, Manager | **CAROL ST. AMOUR** Payroll, Team Lead

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

2006 AT A GLANCE

WestJet's 2006 financial overview tells a compelling story. Favourable revenue growth, continued cost control and an increasing demand for our product produced consistently strong financial results throughout the year. In 2006, we generated an 11.2% operating margin, 6.8 points higher than in 2005, and one of the best operating margins in the North American airline industry.

Our strong performance began in the first quarter of 2006, with profits that surpassed any other first quarter in our history. The momentum generated from the success of this period carried through to the remaining quarters of the year where we also realized record earnings. We completed the year with net earnings of $114.7 million for the full year 2006.

FORWARD-LOOKING INFORMATION Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward looking statements typically contain the words "anticipate," "believe," "estimate," "intend," "expect," "may," "will," "should" or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com. To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles (GAAP), the Company uses various non-GAAP performance measures, including available seat mile (ASM), cost per available seat mile (CASM) defined as operating expenses divided by available seat miles, revenue per available seat mile (RASM) defined as total revenue divided by available seat miles, revenue per revenue passenger mile ("yield") defined as total revenue divided by revenue passenger miles, operating revenues defined as the total of guest revenues, charter and other revenues and interest income, operating margin defined as earnings from operations divided by total revenues, and load factor defined as revenue passenger miles divided by available seat miles. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.



CHARMAINE ARSENAULT
Aircraft Maintenance Engineer

In 2006, we generated one of the best operating margins in the North American airline industry, growing by 6.8 points from 2005. Our focus on cost control is fundamental to our success. We continuously look for ways to keep WestJet's low-cost competitive advantage.

If there's anything we can do to make your investing with us more comfortable, please don't hesitate to ask us at westjet.com.

Our successful efforts to increase value for our shareholders were realized through our improved earnings per share. For the fourth quarter of 2006, diluted earnings per share increased to a record 21 cents, compared to one cent in the same period in 2005. Diluted earnings per share for the entire year was 88 cents compared to 19 cents in 2005.

Our fourth quarter and year-end results can be attributed to a healthy RASM performance, our continuous commitment to cost control and increased productivity through efficient fleet utilization.

Revenue per ASM for the fourth quarter increased to 13.9 cents, a slight change over 2005's 13.6 cent RASM, as expected given our significant capacity increases. For the full year 2006, RASM was up to 14.2 cents from 13.0 cents in 2005. Throughout the year, we have focused on RASM as a key measure for assessing our airline's strength. Our healthy 2006 RASM is most impressive when looked at in conjunction with our full-year capacity increases of 17.3% and load factor improvements of 3.6 points.

In the fourth quarter of 2006, we increased our network capacity by 23.3% to 3.3 billion ASMs, compared to 2.7 billion ASMs in the same period in 2005. We also shifted 12% of our total capacity into our transborder routes at the same time; this was almost double the capacity shift that we performed in 2005 during the same period. Year-end capacity increased to 12.5 billion ASMs compared to 10.7 billion in 2005.

Even with 12 consecutive months of increasing seat capacity in our network, the demand for our product remained strong, as illustrated by our fourth quarter load factor increase to 75.5% from 74.7% in the same period 2005 and our highest annual load factor to date of 78.2%, up 3.6 points from 74.6% in 2005. Demand for our product was further illustrated by improvements in fourth quarter yield, showing a slight improvement of 0.5% increasing to 18.4 cents. Yield for the full-year 2006 increased to 18.1 cents, an increase of 3.4% over 17.5 cents in 2005.

During 2006, we flew 11.2 million segment guests to destinations within Canada and beyond our borders, an 18.5% increase over that of 2005. These numbers are proof of our growing guest base and the market's ability to absorb the additional supply of seats.

Our focus on cost control is fundamental to our success and is a company-wide initiative. We continuously look for ways to keep WestJet's low-cost competitive advantage. As a result of our peoples' efforts, we reduced our fourth quarter CASM by 6.1% from the same quarter in 2005 and successfully maintained our 2006 full-year CASM at 12.6 cents, a less than one per cent increase over 12.5 cents in 2005. We are particularly pleased that these full-year costs were achieved in the face of higher fuel prices that continued to place uncontrollable pressure on our operating costs. Excluding fuel, our CASM in the last quarter of 2006 decreased by 3.6% to 9.3 cents compared to 9.7 cents in the fourth quarter of 2005. For the whole of 2006, our CASM excluding fuel remained consistent with 2005, at 9.2 cents.

We began 2006 with the strategically planned retirement of our remaining 737-200 aircraft, leaving us with the youngest fleet operated by any large North American commercial airline. In January 2006, our fleet consisted of 54 aircraft. We retired our last three 200-series aircraft early in the year and continued to expand our fleet with the addition of 10 737-600s and two 737-700s, bringing our total registered fleet at year-end 2006 to 63 Next-Generation aircraft.

These aircraft allowed us to further develop our route network across Canada, the United States and to our first international destination, Nassau, Bahamas, in November 2006. By adding these aircraft into our scheduled network, we increased our capacity by 17.3%, as measured by available seat miles. Our growth strategy relies on increasing our network capacity through the addition of aircraft, as well as increasing the utilization of our aircraft on a daily basis to maximize productivity.

SELECTED ANNUAL AND QUARTERLY INFORMATION

The tables below ("Annual Audited Financial Information" and "Quarterly Unaudited Financial Information") set forth selected data derived from our consolidated financial statements for the three years ended and the eight previous quarters ended December 31, 2006. These tables have been prepared in accordance with Canadian generally accepted accounting principles and are reported in Canadian dollars. This information should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006, and related notes thereto.

Annual Audited Financial Information (IN MILLIONS EXCEPT PER SHARE DATA)

	2006	2005	2004
Total revenues	$ 1,774	$ 1,393	$ 1,057
Net earnings (loss)	$ 115	$ 24	$ (17)
Basic earnings (loss) per share	$ 0.88	$ 0.19	$ (0.14)
Diluted earnings (loss) per share	$ 0.88	$ 0.19	$ (0.14)
Total assets	$ 2,727	$ 2,213	$ 1,877
Total long-term liabilities[1]	$ 1,461	$ 1,180	$ 1,020
Shareholders' equity	$ 806	$ 670	$ 590

(1) Long-term liabilities include current and long-term portions of long-term debt and obligations under capital leases and other liabilities.

Quarterly Unaudited Financial Information (IN MILLIONS EXCEPT PER SHARE DATA)

	Three Months Ended			
	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006
Total revenues	$ 460	$ 502	$ 425	$ 387
Net earnings	$ 27	$ 53	$ 22	$ 13
Basic earnings per share	$ 0.21	$ 0.41	$ 0.17	$ 0.10
Diluted earnings per share	$ 0.21	$ 0.41	$ 0.17	$ 0.10

	Three Months Ended			
	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	Mar. 31, 2005
Total revenues	$ 367	$ 406	$ 326	$ 294
Net earnings (loss)	$ 1	$ 30	$ 2	$ (10)
Basic earnings (loss) per share	$ 0.01	$ 0.24	$ 0.02	$ (0.08)
Diluted earnings (loss) per share	$ 0.01	$ 0.23	$ 0.02	$ (0.08)

Our business is seasonal in nature with varying levels of activity throughout the year. We experience increased domestic travel in the summer months (second and third quarters) and more demand for transborder and charter sun destinations over the winter period (fourth and first quarters). With the introduction of our first transborder destination in September 2004, we have been able to somewhat alleviate the affects of seasonality on our net earnings. In 2006, we focused on allocating our network capacity to our domestic and transborder markets as appropriate based on demand in the season.

In the quarter ended March 31, 2005, we reported a net loss of $9.6 million as a result of the impact of lower fares throughout the domestic airline system driven by intense competition and extremely high fuel prices. This created a high-cost and low-yield environment. Market rationalization was reinstated at the end of March 2005 when Jetsgo ceased operations. This materially changed our operating environment and we began to witness significant improvements in our yield.

YEAR 2006 COMPARED TO YEAR 2005

REVENUE

	Three Months Ended December 31			Twelve Months Ended December 31		
RASM (in cents)	2006	2005	% Change	2006	2005	% Change
Guest revenues	12.40	12.18	1.81%	12.44	11.31	9.99%
Charter and other	1.33	1.38	(3.62%)	1.61	1.68	(4.17%)
Interest income	0.13	0.08	62.50%	0.11	0.06	83.33%
	13.86	13.64	1.61%	14.16	13.05	8.51%

Our 2006 fourth quarter operating revenues increased to $459.6 million, compared to $366.8 million in the same period 2005. Full-year operating revenues increased to $1.8 billion during 2006, a 27.4% increase over that of 2005. The increase in guest revenues was driven by a fourth quarter capacity increase of 23.3% to 3.3 billion ASMs and a full-year increase of 17.3% to 12.5 billion ASMs. Our ability to fill these seats came from marketing efforts, our ability to match our capacity to the demands of our guests and our exceptional guest service that continues to build brand loyalty and repeat business.

Our charter and other revenues per ASM decreased slightly for both the full year and quarter ended December 31, 2006, primarily due to an increase in our scheduled transborder operations during these periods relative to our charter network. We also generated non-transportation revenues from interest income. Interest income during the year and fourth quarter 2006 increased as a result of our higher cash balance.

Ancillary revenues provide an opportunity to maximize our profits through higher margin items while enhancing our overall guest experience. We generate ancillary revenue primarily from fees associated with guest itinerary changes, excess baggage fees, buy-on-board food sales and headset sales. In 2006, ancillary revenues grew by 67.6% over 2005 to $74.8 million.

A significant revenue initiative we undertook during 2006 was the launch of a wholly owned subsidiary of WestJet Airlines Ltd., WestJet Vacations Inc. offering guests packaged vacation options that may include hotels, car rentals, attractions and insurance. WestJet Vacations leverages our aircraft, schedule and renowned guest experience while operating in the same low-cost manner. Fully operational in September, WestJet Vacations surpassed forecasted expectations for 2006.

During the year, we focused our strategy around seasonal capacity adjustments. Shifting our capacity to higher-demand markets, based on the seasonal demand for those routes, has become an important part of our deployment strategy. Typically, there is a natural decline in domestic travel during the winter months, which fall within the first and fourth quarters of our fiscal year. During these slower times, we capitalize on the ability of our sunny transborder destinations to attract leisure travellers that want to escape the Canadian winter months. Our ability to maximize fleet efficiency through diligent network management has directly contributed to our noteworthy operating margin performance throughout 2006.

Along with careful planning of our routes, fleet optimization was another focus in 2006, and contributed to the overall productivity of our airline. During the year, we increased our aircraft utilization by 5.3% to 11.9 operating block hours per day compared to 11.3 operating block hours per day in 2005. Increasing the utilization of our aircraft increases our revenue-generating potential and allows us to gain cost efficiencies.

EXPENSES

Cost Per Available Seat Mile (CASM) (IN CENTS)

	2006	2005	2004	2003	2002
Aircraft fuel	3.40	3.32	2.69	2.27	2.40
Airport operations	2.09	2.05	1.94	1.78	1.90
Flight operations and navigational charges	1.83	1.72	1.66	1.53	1.63
Sales and marketing	1.24	1.16	0.95	0.84	0.96
Depreciation and amortization[1]	0.89	1.00	0.88	0.92	1.13
General and administration	0.64	0.67	0.70	0.70	0.92
Aircraft leasing	0.57	0.62	0.46	0.64	0.77
Interest expense	0.56	0.52	0.49	0.36	0.16
Maintenance	0.56	0.67	0.85	1.06	1.69
Inflight	0.54	0.50	0.49	0.47	0.59
Guest services	0.25	0.26	0.26	0.32	0.43
	12.57	**12.49**	**11.37**	**10.89**	**12.58**
CASM, excluding fuel	9.17	9.17	8.68	8.62	10.18

(1) For comparative purposes, the impairment loss of $47,577,000, related to the early replacement of our 737-200 aircraft, included in depreciation and amortization expense has been excluded from unit-cost calculations for 2004.

Cost Per Available Seat Mile (IN CENTS)

	Three Months Ended December 31			Twelve Months Ended December 31		
CASM (in cents)	**2006**	**2005**	**% Change**	**2006**	**2005**	**% Change**
Aircraft fuel	3.21	3.68	(12.77%)	3.40	3.32	2.41%
Airport operations	2.14	2.10	1.90%	2.09	2.05	1.95%
Flight operations and navigational charges	1.88	1.77	6.21%	1.83	1.72	6.40%
Sales and marketing	1.26	1.38	(8.70%)	1.24	1.16	6.90%
Depreciation and amortization	0.91	1.03	(11.65%)	0.89	1.00	(11.00%)
General and administration	0.66	0.73	(9.59%)	0.64	0.67	(4.48%)
Aircraft leasing	0.53	0.72	(26.39%)	0.57	0.62	(8.06%)
Interest expense	0.58	0.55	5.45%	0.56	0.52	7.69%
Maintenance	0.53	0.59	(10.17%)	0.56	0.67	(16.42%)
Inflight	0.56	0.51	9.80%	0.54	0.50	8.00%
Guest services	0.26	0.28	(7.14%)	0.25	0.26	(3.85%)
	12.52	13.34	(6.15%)	12.57	12.49	0.64%

Keeping costs low is a key component of our business model and has played an important role in our ability to generate industry-leading operating margins during 2006. Part of our competitive advantage is our ability to operate with costs below that of our competitors. We have achieved strong bottom-line performance by continually striving for efficiencies in our operations.

Our longer average stage length, which increased to 833 miles from 802 miles in 2005, has played a role in creating cost efficiencies. Defined as the average distance of a flight between takeoff and landing, average stage length has a significant impact on our unit costs. As it increases, cost efficiencies are gained and we achieve a lower average cost per mile. This is because our fixed costs of operations are shared over an increasing number of miles flown.

On a stage length adjusted basis, we estimate our CASM should have decreased by 2.1% to 12.2 cents per ASM. Increases in costs were driven primarily by uncontrollable higher fuel costs, airport operations and increases in certain direct fixed costs impacted by new initiatives undertaken during the year. These initiatives typically are intended to enhance our long-term business objectives, such as incentive programs implemented to increase travel agent and corporate sales and an enhanced compensation structure under our new pilot agreement.



RICHARD PRIEBE
Senior Financial Accountant

THERESA NORDMARK
Financial Reporting, Administrative Assistant

We successfully managed high fuel costs through operating efficiencies inherent in our infrastructure. One of our most significant cost advantages is that we operate the youngest fleet operated by any large North American commercial airline.

AIRCRAFT FUEL

In 2006, the average price of oil increased by 17% over 2005 to WTI US $66.10 per barrel, which increased our fuel CASM by 0.2 cents during 2006. However, as a result of internal cost-saving efforts and the strengthening Canadian dollar, our realized cost of fuel per litre increased at a lower rate of 7.5%, to 68.9 cents per litre compared to 64.1 cents in 2005. Similarly, our fuel CASM increased at a slower pace, by only 2.4% to 3.4 cents from 3.3 cents in 2005.

We successfully managed high fuel costs through operating efficiencies inherent in our infrastructure. One of our most significant cost advantages is that we operate the youngest fleet of any large North American commercial airline, comprised of fuel-efficient Boeing Next-Generation aircraft. Furthermore, we have implemented fuel conservation programs throughout our operations to minimize the impact of increasing energy costs. Our larger 700-series and 800-series aircraft are all equipped with blended winglet technology that further improves the fuel efficiency of these new aircraft. Along with increasing the efficiency of our productive assets, our pilots and ground handlers contribute to daily fuel cost-saving efforts to minimize fuel consumption.

Our 3.9% longer average stage length in 2006 contributed to increased fuel efficiency. Longer-haul routes typically achieve higher fuel economy as we are able to absorb the higher costs of fuel for takeoffs and landings over a longer trip length.

While oil prices did decline in the last three months of 2006 from the elevated levels we experienced throughout the year, prices in this period remained at about the same levels as that of the fourth quarter of 2005. During the last quarter of 2006, the price of fuel was WTI US $60.09 per barrel, which is only slightly higher than the price in the same quarter of 2005 at WTI US $60.03 per barrel. However, the fourth quarter of 2005 was weathering the effects of hurricanes Rita and Katrina which impaired refinery utilization, and consequently the supply of US Gulf Coast (USGC) jet fuel. In the fourth quarter of 2005, the US-dollar price of USGC per barrel was 9.3% higher when compared to the average price in the last three months of 2006. As a result, our aircraft fuel cost per ASM was lower by 12.8% to 3.2 cents during the fourth quarter of 2006 compared to the same period in 2005. Similarly, our fuel cost per litre during the fourth quarter of 2006 decreased by 13.1% over the same period in 2005.

In 2007, we estimate our sensitivity to changes in jet fuel costs is approximately CAD $7 million for every one-cent-per-litre change in the price of jet fuel (e.g., $0.69 to $0.68).

AIRPORT OPERATIONS

Our airport operations encompass costs associated with landing and terminal fees, ground handling and onboard services, such as buy-on-board food. Airport CASM increased 2.0% in 2006 to 2.09 cents from 2.05 cents. For the three months ended December 31, 2006, the CASM for airport operations increased by 1.9% over the same period in 2005.

In 2006, costs per departure increased 6.7% over 2005's costs, primarily driven by our increased transborder flights; utilization of larger aircraft which drove higher fees; and an increased number of flights flying into one of the busiest and most costly airports in the world, Toronto's Lester B. Pearson International Airport.

Fee increases imposed by our airport and ground-handling partners impacted us on average by approximately 6%. These costs were further magnified by our expanding international charter and transborder operations, where the number of departures grew by 7.9% in 2006 over 2005 and are charged higher rates and fees compared with our domestic operations. Our cost per departure for transborder and charter operations is approximately 263% higher than that of our domestic flights.

Despite higher fees and costs per departure, our airport CASM grew at a lesser rate primarily as a consequence of the increase in our average stage length.

Airport operations make up one of our largest costs, representing approximately 17% of our total operating expenditures. As we continue to expand our transborder and international network, these expenses will continue to be significant to our operations. In order for us to properly manage these costs, generally controlled by airport authorities, we continually look for ways we can improve productivity and reduce operational costs while at the same time increasing the convenience to our guests. We do this by seeking opportunities to automate our airport operations, offering our guests convenient online check-in services for destinations within Canada, as well as equipping most of our airports with self-service kiosks.

The rise in unit costs for the quarter can be attributed to an increase in our system-wide weighted average airport rates and fees increasing by approximately 6%. Our transborder and charter activity incur higher airport fees than our Canadian operations, and the higher terminal and landing fees associated with operating our larger 700-series and 800-series aircraft also contributed to higher unit costs.

We are encouraged by the slowing pace of airport rates and fee increases that we witnessed in 2006, as well as this continuing trend in 2007 – based on the fee schedule released in January 2007.

FLIGHT OPERATIONS

Our flight operations are largely driven by the cost to compensate our pilots, including salaries, training and stock option expense. Our CASM for flight operations increased by 18.6% during the fourth quarter and 15.4% for the full year 2006, over the same periods in 2005. The increase in these costs is primarily due to a new pilot agreement designed to improve our pilots' compensation structure and increase productivity. Approved in the beginning of the year, this agreement allows our pilots to elect to receive a certain amount of cash in lieu of a selected portion of their stock options. In addition to the operational benefits we derive from this new agreement, we also benefit from the tax deductibility of the elected cash outlay, whereas we do not realize any tax benefits from stock-based compensation expense.

In the first year of this new agreement, we incurred both a cash expense, for the cash-elected portion under the new agreement, as well as stock-based compensation expense related to the options that were granted to all pilots in May of 2006 under the terms of the old pilot agreement. As a result, in addition to stock-based compensation expense, we incurred a cash expense of $10.2 million and $3.8 million at year-end and in the fourth quarter of 2006, respectively. Commencing in 2007, we expect our stock-based compensation expense to decrease as a result of the lower number of options issued due to pilots electing to receive greater cash compensation in the first year of the new agreement. In 2006, we recognized $21.2 million in stock-based compensation expense, an increase of 20.5% as compared to $17.6 million in 2005.

NAVIGATIONAL CHARGES

Air navigational charges are predominantly driven by the size of aircraft and distance flown, and are administered on a per-flight basis. On a per-departure basis, Nav Canada and FAA costs rose 3.3% in 2006 over 2005, driven by higher fees associated with operating larger Next-Generation 737 aircraft and our 3.9% increase in average stage length. On a per-ASM basis, our year-over-year navigational charges have declined by approximately 1%, primarily as a result of the growth in our network capacity outpacing the increase in our number of flights.

SALES AND MARKETING

Sales and marketing encompasses a wide variety of expenses related to advertising and promotions, travel agency commissions, corporate incentive programs, credit card fees, global distribution system costs, the AIR MILES* reward miles program costs, and live satellite television licensing fees. CASM for sales and marketing expenses increased 6.9%, from 1.16 cents in 2005 to 1.24 cents in 2006.


CONNECTED

WE BRING PEOPLE TOGETHER with our 35-city North American and Caribbean network.

In 2006, we increased our efforts to attract sales from corporate customers. Business travellers are an important guest segment for our airline as they are more likely to travel several times throughout the year, they tend to purchase fares closer to the date of travel that have higher margins and are typically less price sensitive than leisure travellers. In times of economic uncertainty or a sharp decline in consumer confidence, the amount of leisure travel typically declines while business travel remains more stable. To increase our corporate sales, we offer incentive programs that encourage corporations to reach targeted purchase volumes in order to receive discounted fares.

Sales and marketing CASM for the fourth quarter of 2006 decreased by 8.7% when compared to the last three months of 2005, resulting from a decrease in advertising and promotions costs in the current period. In the later part of 2005, we initiated our WestJet "Owners" campaign to refresh our brand awareness across Canada. We are pleased with the positive response we have received from this campaign from both our WestJetters and our guests.

DEPRECIATION AND AMORTIZATION

In 2006, our depreciation and amortization expense per unit decreased 11.0% to 0.89 cents, compared to one cent in 2005, and declined by 11.7% in the fourth quarter of 2006 compared to the same period in 2005. With the stronger Canadian dollar, our depreciation expense, which is based on a dollar rate per cycle determined using the cost of the aircraft net of residual value, has declined. In addition, we incurred one-time adjustments related to the early retirement of our 737-200 capital leases in the fourth quarter of 2005.

GENERAL AND ADMINISTRATION

General and administrative costs pertain to our accounting, treasury, audit and advisory services, information technology, legal, "people" (human resources), procurement and logistics and facilities teams. Also included in these costs are executive compensation, professional fees and insurance.

In 2006, total general and administrative costs decreased 4.5% over 2005 and declined by 9.6% during the last three months of 2006 compared to the same quarter in 2005. Unit cost reductions during these periods were driven primarily by reduced legal fees incurred from the settlement of our lawsuit with Air Canada in May 2006.

Operational Performance

Our 2006 operational performance was among the top five for North America*

- On-time Performance 81.7% – ranking second in North America
- Completion Rate 99.5% – ranking second in North America
- Baggage Handling: 4.64/1000 bags that did not arrive with the guest at their destination – ranking fourth in North America

*Out of 20 airlines in the U.S. that report.

AIRCRAFT LEASING

Our most significant infrastructure cost is our aircraft. To support our growth initiatives, we investigate various alternatives for financing, with the intention of achieving optimal balance sheet flexibility while realizing the benefits of low-cost financing. Leasing is often an attractive alternative to debt-financed aircraft for reasons such as alleviation of obsolescence risk and the significantly reduced upfront cash outlay being required to fund deposits on purchased aircraft.

Aircraft leasing costs, on a CASM basis, decreased 8.1% in 2006 compared to 2005, and also decreased by 26.4% in the fourth quarter of 2006 versus the same quarter in 2005. The decline in our aircraft leasing costs was driven primarily by the dilution of these costs over a greater number of available seat miles. In 2006, we operated the full year with 18 Next-Generation aircraft financed under operating lease arrangements, comprised of 13 737-700s and five 737-800s. In 2007 through to 2009, we have committed to lease an additional 11 737-700s and two 737-800s, for terms ranging from eight to 10 years, in US dollars.

INTEREST EXPENSE

Owning newer aircraft does carry higher ownership costs; however, the benefits gained from operating such aircraft offset these increased costs through higher productivity, improved fuel efficiency and lower maintenance costs.

On a per-ASM basis, our interest expense increased by 7.7% in 2006 to 0.56 cents for the year, compared to 0.52 cents per ASM in 2005. This increase is primarily due to the additional $418.6 million in debt that we incurred in 2006 to support the acquisition of 12 new Next-Generation aircraft. All long-term debt related to the financing of our Next-Generation aircraft, which accounts for 97% of our total long-term debt, is financed on a fixed-rate basis in Canadian dollars at an average rate of 5.3%. The fixed-rate nature of our financing eliminates the risk of interest-rate fluctuations over the life of the debt. In addition, the ability to finance the US-dollar purchase price of these aircraft with Canadian-dollar debt eliminates our foreign currency exposure over the term of the debt.

MAINTENANCE

Maintenance costs per ASM decreased 16.4% to 0.56 cents in 2006 from 0.67 cents in 2005. During the fourth quarter of 2006, our maintenance CASM decreased by 10.2% to 0.53 cents over the same period in 2005. The decrease in our unit maintenance costs can be attributed to operating an overall younger fleet of aircraft compared to 2005. In January of 2006, we retired the last of our 200-series aircraft, leaving us with a fleet comprised of only new Boeing Next-Generation aircraft. At the end of 2006, the average age of our fleet was 2.5 years compared to 4.3 years in 2005.

We realize significant unit cost reductions and increased efficiencies when operating these new aircraft compared to our older 737-200 series aircraft. As a result of the increased seat capacity of these aircraft, higher daily utilization capabilities and their ability to fly longer distances, economies of scale are realized with regards to fixed and cycle-driven maintenance costs incurred on these aircraft.

While the retirement of our older 200-series aircraft in early 2006 drove the decrease in our overall unit maintenance costs over the preceding year, we witnessed a slight increase in maintenance cost per block hour on our owned 737-700s because the warranties on some of these aircraft expired during 2006. By the end of 2006, 31% of our owned Next-Generation aircraft were no longer protected under warranty. Over the course of 2007, a further 11 aircraft will be coming off of warranty.

Although we anticipate our unit maintenance costs will increase as more aircraft come off warranty, the lower interest costs we will realize on these aircraft over the course of ownership will mitigate this increase as their debt is being paid down on a straight-line basis.

INFLIGHT

Inflight expenses consist of the wages, benefits and training for our team of flight attendants. Cost per ASM increased by 9.8% when comparing the fourth quarter of 2006 to 2005, and increased 8.0% in 2006 to 0.54 cents from 0.50 cents in 2005. Annual salary increases and the increase in our aircraft utilization, from 11.3 block hours in 2005 to 11.9 block hours in 2006, drove an increase in this cost category. Furthermore, the number of crew hours worked as a result of this greater utilization increased our inflight CASM.

GUEST SERVICES

Our commitment to guest service encompasses a strong focus on enhancing the overall experience of our guests at every point of contact, from the time of booking their flights to reaching their final destination. Guest service expenditures include the costs of our Sales Super Centre and our Customer Care team.

Our total 2006 CASM relating to guest service slightly decreased by 3.9% to 0.25 cents over the full-year 2005 and declined by 7.1% during the fourth quarter of 2006 versus the same quarter in 2005. Operating on time is a critical component to our guest experience. During 2006, we focused on implementing processes to improve our on-time performance. As a result of successful on-time performance improvement, we reduced our costs related to compensating our guests for the consequences of delayed flights, such as re-accommodations and meal-cost reimbursements.

In 2006, our number of total guests delayed by more than two hours decreased by 20% over 2005. Similarly, during the fourth quarter of 2006, 26% fewer guests were delayed on the same basis. Being able to improve these operating statistics while at the same time moving 18.5% more guests in 2006 compared to 2005 is a commendable accomplishment for our operations team.

In 2006, 81.7% of our flights arrived within 15 minutes of their scheduled time, while 81.4% arrived within the same time frame in the fourth quarter. Our performance over the previous year showed great improvement where 67.9% of our flights arrived within 15 minutes of schedule in the fourth quarter and 76.3% for the full year. While our operational team maintains a high commitment to ensure our guests reach their destinations on time, we never let this objective compromise our safety standards.

Our Sales Super Agents also strive to provide the highest standard of customer service to our guests. In 2006, our Sales Super Centre was named the Best Call Centre in the country in an airline phone survey conducted by Canadian Business Magazine's consumer reports department. The survey focused on the quality of customer service in addition to phone wait times. To support guest-focused service, we grade our agents based on friendliness, knowledge and the ability to take control of the call. We reward our agents on the quality of guest service they provide to our guests through a performance-based pay system which not only encourages excellent customer service standards but also improves productivity.

RESERVATIONS SYSTEM

In January 2007, we entered into an agreement with a service provider to suspend the current aiRES contract in order to negotiate an amendment to this contract for the successful delivery of their aiRES reservation system. As at December 31, 2006, we had $31.9 million capitalized, related solely to the aiRES project. If WestJet and the service provider can not come to an agreement by May 31, 2007, the parties will each be in a position to proceed with claims against each other, and there is the potential of a one-time write-off of this amount.

On December 22, 2006, we entered into a support agreement with a service provider, effective through December 2008. This support agreement will provide us with a supported upgraded version of our current Open Skies reservation and distribution system. Further, it will provide us with the functionality required to deliver our growth strategy and business plans during the interim period while we seek to amend our agreement with the service provider.

While we are committed to completing the aiRES project, uncertainty does remain, the outcome of which may impact the future recoverability of the project and have a significant impact on the financial statements of future periods.

COMPENSATION

Our compensation philosophy is designed to align corporate and personal success. We have implemented a compensation plan that allows expenditures associated with labour to adjust with the variability in our financial success. Our compensation strategy encourages employees to become owners in our company, which inherently creates a personal vested interest in our accomplishments. Consequently, our people have the opportunity to improve their compensation through our profit sharing and employee share purchase plan.

A significant component of our compensation structure is the employee share purchase plan (ESPP), which allows employees to participate in our company's success. Our ESPP is embraced by our people, as evidenced by 81% of our eligible employees participating in this program, at the end of 2006. WestJetters can contribute up to 20% in the ESPP, on average they currently contribute 13% of their base wage. In order to encourage WestJetters to participate, we match every dollar contributed by employees to purchase our shares. Our matching expense in 2006 was $28.2 million, a 30.1% increase from 2005's $21.7 million.

The profit share system is a variable cost that is reduced and adjusted in less profitable times. Conversely, in good years, profit share will generously reward employees. Our average WestJetter received approximately 8.2% of their base pay as profit share for 2006.



← EXIT SORTIE →

GUY CHABOT
Captain

In 2006, our Super Sales Centre was named the Best Call Centre in the country in an airline survey conducted by Canadian Business Magazine.



ALISON BRITTON | **NANCY EATON-DOKE**
Compensation Coordinator | Compensation Coordinator

Our compensation strategy encourages employees to become owners in our company which inherently creates for them a vested interest in our accomplishments.

The profit share provision amounted to $20.3 million in 2006, a 236.2% increase over the $6.0 million in the previous year, which was directly attributable to our increased pre-tax margin.

FOREIGN EXCHANGE

On average, the Canadian dollar was stronger during 2006 compared to 2005, ending the year at $0.86, relative to the US dollar. WestJet's exposure to the US dollar primarily relates to aircraft lease payments, jet fuel, airport operations at our U.S. destinations and certain maintenance costs.

To minimize our risk in foreign-exchange movements related to our US-dollar operating expenditures, we carry US-dollar cash and cash equivalents to meet these obligations. On average, we had a balance of approximately US $37 million in cash and cash equivalents on hand throughout the year.

We estimate that for every $0.01 movement in the Canadian dollar in relation to the US dollar (e.g., $0.86 to $0.85), our pre-tax operating expense would change by approximately $5.4 million.

INCOME TAXES

Our operations span several tax jurisdictions, which subjects our income to various rates of taxation. As such, the computation of the provision for income taxes involves judgments based on the analysis of several different pieces of legislation and regulations.

Our effective consolidated income tax rate for 2006 was approximately 30% of earnings before income taxes, which was lower than expected. During the second quarter of 2006 the federal government, along with several provincial governments, substantively enacted corporate tax rate reductions. The revaluation of our future tax liability resulted in an approximate $11.3 million recovery of future income tax expense. The federal government also eliminated the large corporations' tax, effective January 1, 2006, which helped reduce our 2006 cash tax obligation. Overall, the reductions in tax rates were offset by higher earnings which led to an increase in a total income tax expense of $21.8 million as compared to 2005.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Our notable financial performance in 2006 resulted from our ongoing efforts to build infrastructure, manage risk, prepare for opportunities and secure our competitive advantage and reputation in our industry's rapidly changing environment.

In an industry highly sensitive to unpredictable circumstances, such as increasing energy prices, maintaining a strong financial position is imperative to our long-term success. Through our cautious financial management, we have maintained one of the most favourable balance sheets in the airline industry.

We realized a significant growth in our cash position by the end of 2006, completing the year with a cash balance of $377.5 million compared to $259.6 million in 2005. At year-end 2006, our working capital ratio strengthened to 1.0 from 0.8 in 2005.

Our cash position from the previous year was boosted by a $336.2 million inflow from operations, an increase of $88.8 million over 2005. These results were driven by our strong operating margins in 2006 that were generated from our careful route planning and continued cost-containment efforts.

One of the major challenges that airlines face is the high cost of capital. Having sufficient access to capital is critical in order to facilitate our planned growth. At the same time, we require the flexibility and resources to take advantage of unforeseen opportunities as they arise. In addition to having strong cash liquidity, we have been successful in financing our growth through aircraft acquisitions financed by low-interest-rate debt supported by the Export-Import Bank of the United States (Ex-Im Bank) commitments. To secure our future growth, we have a preliminary commitment with Ex-Im Bank for US $240.2 million for the purchase of seven aircraft deliveries in 2007 and 2008.

During 2006, we acquired 12 aircraft supported by loan guarantees from Ex-Im Bank. These loan guarantees from the U.S. government represents approximately 85% of the purchase price of these aircraft. In 2005, we completed financing arrangements for the purchase of six aircraft, delivered between February and June 2006. During 2006, we completed financing arrangements for US $191.1 million supported by loan guarantees from the Ex-Im Bank. This was for the acquisition of five Boeing Next-Generation 737-600 aircraft and one 737-700 aircraft, and their related live satellite television systems. By the end of 2006, we took delivery of all 12 aircraft under these facilities and have drawn a total of CAD $409.6 million (US $360.6 million) at an average fixed rate of 5.2%. This financing activity brings the cumulative number of aircraft financed with loan guarantees to 45, with an outstanding debt balance of $1.4 billion associated with those aircraft. All of this debt has been financed in Canadian dollars at fixed rates ranging from 4.62% to 5.98%, thus eliminating all future foreign exchange and interest rate exposure on these US-dollar aircraft purchases.

To facilitate the financing of our Ex-Im Bank supported aircraft, we utilize four special-purpose entities. We have no equity ownership in the special-purpose entities; however, we are the beneficiary of the special-purpose entities' operations. The accounts of the special-purpose entities have been consolidated in the financial statements.

In 2006, we spent $480.0 million related to capital investments primarily for the planned acquisition of 12 new aircraft throughout the year, under our purchase commitment with Boeing. In addition to completed aircraft acquisitions, we have also made upfront cash deposits for progress payments on future aircraft deliveries. By the end of 2006, our total cash deposits held with Boeing totalled US $31.7 million. Other capital expenditures relate primarily to information technology and miscellaneous aircraft parts.

On February 26, 2007, we filed a notice with the Toronto Stock Exchange (the "TSX") to make a normal course issuer bid to purchase outstanding shares on the open market. As approved by the TSX, we are authorized to purchase up to 2,000,000 common voting shares or variable voting shares (collectively "shares") (representing approximately 1.5% of our currently issued and outstanding shares) during the period of February 28, 2007, to February 27, 2008, or until such earlier time as the bid is completed or terminated at the option of WestJet. Any shares we purchase under this bid will be purchased on the open market through the facilities of the TSX at the prevailing market price at the time of the transaction. Shares acquired under the bid will be cancelled. We believe that, from time to time, the market price of our shares may not reflect their underlying value. At such times, the purchase of shares for cancellation will be advantageous to shareholders by increasing the value of shares remaining. The purchase of shares will also offset the dilutive affect of the issuance of shares pursuant to the exercise of stock options.

As at February 28, 2007, we had 125,241,548 common voting shares outstanding, 4,608,800 variable voting shares outstanding and 14,189,654 stock options outstanding.

CONTRACTUAL OBLIGATIONS, OFF-BALANCE-SHEET ARRANGEMENTS AND COMMITMENTS

Our contractual obligations for each of the next five years, which do not include commitments for goods and services required in the ordinary course of business, are indicated in the table below (see "Contractual Obligations").

Contractual Obligations (THOUSANDS)

	Total	2007	2008	2009	2010	2011	Thereafter
Long-term debt repayments	$ 1,444,856	$ 153,720	$ 161,425	$ 145,593	$ 144,877	$ 157,466	$ 681,775
Capital lease obligations[1]	2,068	444	444	444	698	38	—
Operating leases[2]	1,237,791	102,375	118,338	137,906	141,627	139,453	598,092
Purchase obligations[3]	301,517	177,776	117,543	6,198	—	—	—
Total contractual obligations	$ 2,986,232	$ 434,315	$ 397,750	$ 290,141	$ 287,202	$ 296,957	$ 1,279,867

(1) Includes weighted average imputed interest at 5.29% totalling $229,000.

(2) Included in operating leases are US-dollar operating leases primarily related to aircraft. The obligations of these operating leases in US dollars are: 2007 – $76,430,000; 2008 – $92,673,000; 2009 – $114,343,000; 2010 – $119,154,000; 2011 – $119,067,000; 2012 and thereafter – $500,035,000.

(3) Relates to purchases of aircraft, live satellite television systems and winglets.

We currently have 18 Next-Generation aircraft under operating leases. We have entered into agreements with independent third parties to lease 11 additional 737-700 aircraft over eight- and 10-year terms in US dollars and two 737-800 aircraft over a 10-year term, to be delivered throughout 2007 to 2009. These amounts have been included at their Canadian-dollar equivalent in the table above. Although the current obligations related to our aircraft operating agreements agreements are not recognized on our balance sheet, we include these commitments in assessing our overall leverage. Our debt-to-equity ratio, including off-balance-sheet debt of $442.3 million, was 2.3 to 1 at the end of 2006 compared to 2.5 to 1 at the end of 2005, which is well within our self-imposed range of acceptable debt-to-equity ratios. Although we have increasing debt obligations from new aircraft purchases, we have successfully maintained an enviable debt-to-equity ratio that reflects our ability to effectively manage our balance sheet.

CONTINGENCIES

On April 4, 2004, Air Canada commenced a lawsuit against WestJet. Air Canada claimed damages in the amount of $220 million in an amendment to its statement of claim. On May 29, 2006, as a full settlement, we agreed to pay Air Canada's investigation and litigation costs incurred totalling $5.5 million, and accepted Air Canada's request that WestJet make a donation in the amount of $10 million in the name of Air Canada and WestJet to children's charities across Canada. Air Canada withdrew its claims in light of this settlement. All legal proceedings between the parties were terminated. These amounts and other settlement costs totalling $100,000 have been paid as at December 31, 2006, and have been included in non-recurring expenses.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004, against WestJet, an officer, and a former officer (the "Defendants"). The principal allegations were that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit the Company. The Plaintiff is seeking damages in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005, Jetsgo Corporation declared bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

We are party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these and any outstanding matters will not have a material effect upon our financial position, results of operations or cash flows.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are defined as those that require us to make assumptions about matters that are highly uncertain at the time the accounting estimates are made, and could potentially result in materially different results under different assumptions and conditions. For further discussion of these and other accounting policies we follow, see Note 1 to our consolidated financial statements.

We have identified the following areas that contain critical accounting estimates utilized in the preparation of our financial statements:

PROPERTY AND EQUIPMENT

We make estimates about the expected useful lives, projected residual values, lease-return conditions and the potential for impairment of our property and equipment. In estimating the lives and expected residual values of our fleet, we rely upon annual independent appraisals, recommendations from Boeing and actual experience with the same aircraft types. Revisions to the estimates for our fleet can be caused by changes in the utilization of the aircraft or changing market prices of used aircraft of the same type. We evaluate our estimates and potential impairment on all property and equipment annually and when events and circumstances indicate that the assets may be impaired.

NON-REFUNDABLE GUEST CREDITS

We also make estimates in accounting for our liability related to certain types of non-refundable guest credits. We may issue future travel credits related to guest compensation for flight delays, missing baggage and other inconveniences as a gesture of good faith. These types of credits are non-refundable and expire one year from the date of issue. We record a liability based on the estimated incremental cost of a one-way flight in the period the credit is issued. The utilization of guest credits is recorded as revenue when the guest has flown or upon expiry.

DEFERRED SALES AND MARKETING COSTS

We defer sales and marketing costs related to advanced ticket sales, we estimate the amount to defer based on the proportion of advanced ticket sales to total bookings on an annualized basis. This amount is included on our balance sheet in prepaid expenses.



RIAZ VERJEE
Customer Service Agent

Through our cautious financial management, we have maintained one of the most favourable balance sheets in the airline industry.


INVITING

WE LAUNCHED WESTJET VACATIONS, bringing our high level of service to the packaged holiday market.

FUTURE INCOME TAXES

We use the liability method of accounting for future income taxes, which requires a significant amount of judgment regarding assumptions and the use of estimates. This can create significant variances between actual results and estimates, including the scheduling of our effective tax rate and the potential realization of future tax assets and liabilities.

STOCK-BASED COMPENSATION EXPENSE

We use the fair value method for valuing stock options. Under this method, as new options are granted, the fair value of these options will be expensed on a straight-line basis over the applicable vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of short-term traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of somewhat subjective assumptions including expected stock price volatility.

FINANCIAL DERIVATIVE INSTRUMENTS

The carrying amounts of financial instruments included in the balance sheet, other than long-term debt, approximate their fair value due to their short term to maturity.

At December 31, 2006, the fair value of long-term debt was approximately $1.5 billion (2005 – $1.2 billion). The fair value of long-term debt is determined by discounting the future contractual cash flows under current financing arrangements at discount rates which represent borrowing rates presently available to us for loans with similar terms and maturity.

We are exposed to foreign currency fluctuations as certain ongoing expenses are referenced to US-dollar denominated prices. We periodically use financial instruments, including foreign exchange forward contracts and options, to manage our exposure.

We have entered into a contract to purchase US $2.5 million per month at a forward rate of 1.11 for the payment period from October 2006 to March 2007 to hedge a portion of our committed US-dollar lease payments during the same period. The estimated fair market value of the contract as at December 31, 2006, is a gain of CAD $369,000.

The CICA released new standards related to financial instruments in April 2005 – Financial Instruments – Recognition and Measurement, Section 3855, Hedges, Section 3865, Comprehensive Income, Section 1530, Financial Instruments – Disclosure and Presentation, Section 3861 and Equity, Section 3251. These sections specify when a financial instrument or non-financial derivative is to be recognized on the balance sheet. These sections will require a financial instrument or non-financial derivative to be measured at fair value or using cost-based measures; establish how gains and losses are to be recognized and presented, including introducing comprehensive income; specify how hedge accounting should be applied; establish new disclosures about an entity's accounting for designated hedging relationships and the methods and assumptions applied in determining fair values.

We will adopt these new standards commencing January 1, 2007, and as at the date of the management's discussion and analysis cannot reasonably estimate the full effect on our financial statements.

Aircraft Utilization

Throughout 2006, we increased productivity through efficient fleet utilization. Aircraft utilization increased 5.3% to 11.9 operating block hours per day in 2006 compared to 11.3 operating block hours per day in 2005. Increasing the utilization of our aircraft increases our revenue-generating potential and allows us to gain cost efficiencies.

CONTROLS AND PROCEDURES

Management is responsible for the establishment and maintenance of a system of disclosure controls and procedures. The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006, as defined under the rules of the Canadian Securities Administrators, and have concluded that our disclosure controls and procedures are effective. Management is also responsible for the establishment and maintenance of a system of internal controls over financial reporting. Management has designed internal controls over financial reporting effectively to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with Canadian GAAP. There were no changes in our internal controls over financial reporting during the most recent interim period that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.



RANDY DICKS Flight Attendant | **JILL FERRIS** Flight Attendant

Our financial achievements during 2006 are a direct result of the hard work and commitment of our exceptional WestJetters. The dedication, motivation and strong vision of our people have carried us through a decade of successful operations.

CORPORATE GOVERNANCE

During 2006, the Board of Directors continued to take steps to ensure that good corporate governance practices were employed by WestJet and the Board for the protection of all stakeholders. These changes were largely related to the ongoing review of "best practices," compliance with regulatory changes and the continued review and update of the existing governance materials.

The Board of Directors has established three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. The charters of these committees are reviewed annually by the Board of Directors. In addition, the Board has an Independent Committee of Directors to deal with the claims from Air Canada and Jetsgo. This special committee was established to deal with litigation and to separate the handling of the claims from management to avoid any potential conflicts and to allow management to concentrate its time and efforts on running the airline. Each committee reports to the Board with their recommendations for final approval.

Part of the Corporate Governance and Nominating Committee's mandate is to assess the effectiveness of committees, the composition of existing committees and the appropriateness for any new committees.

In 2006, the Board of Directors updated our Disclosure, Confidentiality and Trading Policy, based on management's recommendations. In addition, management, in consultation with external advisors, began the preparation of a mandate and procedures for a Management Disclosure Committee, which were presented to and approved by the Board of Directors at its first 2006 meeting. This committee's mandate is to provide assurance that relevant information is made known to the CEO and Co-CFOs to allow for timely decisions about disclosures. The Disclosure Committee also performs procedures and reviews to provide assurance that disclosures made to our security holders or the investment community are reliable and made on a timely basis as required by applicable laws and regulations.

OUTLOOK

Our financial achievements during 2006 are a direct result of the hard work and commitment of our exceptional WestJetters. The dedication, motivation and strong vision of our people have carried us through a decade of successful operations. In 2007, we will continue to focus on increasing shareholder value through the achievement of sustainable, capital efficient and profitable long-term growth. The strength of our balance sheet, the success of our seasonal deployment strategy and our low-cost model will continue to be the basis for our future profitable growth. Heading into our second year of our seasonal deployment strategy, first quarter gains will largely be realized through capacity increases. With planned capacity growth of 19% in the first quarter of 2007, RASM to date for this period is tracking with slight improvements over that of 2006.

March 9, 2007



RUSS McIVOR
TAC Trainer

In 2007, we will continue to focus on increasing shareholder value through the achievement of sustainable, capital-efficient and profitable long-term growth. The strength of our balance sheet, the success of our seasonal deployment strategy and our low-cost model will continue to be the basis for our future profitable growth.

82-34992

ANNUAL INFORMATION FORM

2006

March 14, 2007

OUR DESTINATIONS AT MARCH 14, 2007*



Grande Prairie
Edmonton
Fort McMurray
Calgary
Saskatoon
Regina
Winnipeg
Thunder Bay
Prince George
Comox
Vancouver
Victoria
Abbotsford
Kelowna
Deer Lake
St. John's
Moncton
Charlottetown
Halifax
Saint John
Montréal
Ottawa
Toronto
Kitchener - Waterloo
Hamilton
London
Los Angeles
Palm Springs
Honolulu
Maui
Las Vegas
Phoenix
Orlando
West Palm Beach
Tampa
Fort Myers
Fort Lauderdale
Nassau
Canada
United States/États Unis
Bahamas

* Service to Kitchener-Waterloo (Ontario), Saint John (New Brunswick), and Deer Lake (Newfoundland and Labrador), to commence in May 2007.

TABLE OF CONTENTS

EXPLANATORY NOTES

Consolidation - References to "WestJet," "our Company," "our", "we" and "us" refer to WestJet Airlines Ltd. and its subsidiaries, including the WestJet Partnership (the "Partnership") and the accounts of four special purpose entities, as a combined entity, except where the context requires otherwise. We have no equity ownership in the special purpose entities; however, our Company is the primary beneficiary of the special purpose entities' operations.

Currency – All currency amounts are stated in Canadian dollars, unless otherwise noted.

Effective Time – All information is stated as at December 31, 2006, unless otherwise indicated.

Forward-looking Statements – Forward-looking statements are inherently uncertain and cannot be relied upon. Certain statements contained in this Annual Information Form, and in certain documents incorporated by reference into this Annual Information Form, contain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate," "plan," "continue," "estimate," "expect," "may," "will," "project," "predict," "potential," "should," "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be.

In particular, this Annual Information Form and the documents incorporated by reference contain forward-looking statements pertaining to the following:

- Financial forecasts or projections; and
- Management's expectations, beliefs, intentions or future strategies.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form, and in certain documents incorporated by reference into this Annual Information Form:

- Interest rates and Canadian and United States ("U.S.") currency fluctuations;
- Performance in existing and new markets;
- Volatility in market prices for jet fuel;
- Extent and vigour of competition;
- Uncertainties associated with changes in legislation; and
- Other factors discussed under "Risk Factors."

We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of our Company.

ABOUT US

WestJet is Canada's leading low-fare airline, providing safe, friendly and affordable air transportation to and from 35 destinations across Canada, the United States and the Caribbean. We offer travellers a convenient, low-fare transportation alternative, while at the same time delivering first-rate customer service and guest satisfaction. By 2016, our vision is to be one of the five most successful international airlines in the world, providing guests a friendly and caring experience that will change air travel forever. To achieve this vision, we are committed to enhancing the lives of everyone in WestJet's world by providing safe and friendly travel, and our continued focus on our customer and employee-centric strategy.

We continue to achieve success through:

- A strong corporate culture;
- A dedicated team that is committed to providing excellent customer service;
- A high-efficiency model and affordable airfares; and
- A new fleet of Boeing Next-Generation 737 aircraft with leather seats, increased legroom and an in-seat entertainment system that provides 24 channels of live satellite television from Bell ExpressVu, and four pay-per-view movie channels on 79 per cent of our fleet.

WestJet was founded February 29, 1996 by a team of Calgary entrepreneurs headed by Clive Beddoe. We started with 220 employees and three aircraft flying to the five cities of Vancouver, Kelowna, Calgary, Edmonton and Winnipeg. Today, we serve 23 Canadian cities, 11 U.S. cities, and recently added one Caribbean destination to our network. In May 2007, we will begin seasonal non-stop service to three new destinations in Eastern Canada: Kitchener-Waterloo (Ontario), Saint John (New Brunswick) and Deer Lake (Newfoundland and Labrador).

WestJet launched its subsidiary, WestJet Vacations Inc. ("WestJet Vacations"), in June 2006, offering a one-stop shop for affordable, reliable and easy-to-book travel packages to all WestJet destinations.

We operate the newest fleet of any large, commercial airline in North America, comprised of 63 state-of-the-art Boeing Next-Generation 737 aircraft with an average age of 2.5 years as at December 31, 2006.

INCORPORATION

Our Company was incorporated under the provisions of the *Business Corporations Act* (Alberta) ("*ABCA*") on June 27, 1994 as 616373 Alberta Ltd. Our Company's name was changed to "WestJet Airlines Ltd." by Articles of Amendment dated May 30, 1995. On June 21, 1995, our Articles were further amended to alter our share capital, to delete the "private company" provisions and to affect certain other amendments to facilitate our offering of common shares ("Common Shares") for sale to the public. On August 30, 2005 we further amended our Articles to alter our share capital to create common voting shares ("Common Voting Shares") to be owned or controlled by Canadians and variable voting shares ("Variable Voting Shares") to be owned and controlled by non-Canadians (Common Voting Shares and Variable Voting Shares, collectively the "Voting Shares") (see "Capital Structure" below).

We have four direct wholly-owned subsidiaries, WestJet Investment Corp., WestJet Operations Corp., WestJet Aircraft Acquisition Corp., and WestJet Vacations, all of which are incorporated under the *ABCA*, and an indirect wholly-owned Alberta partnership, established under the laws of Alberta. Our airline business is operated by the Partnership.

Our principal business address is 5055 - 11 Street N.E., Calgary, Alberta, T2E 8N4 and our registered office is Suite 1400, 350 - 7th Avenue SW, Calgary, Alberta, T2P 3N9.

OUR INDUSTRY AND COMPETITIVE ENVIRONMENT

Industry Overview

The North American airline industry has experienced a convergence of several external factors over recent years such as the threat of terrorism, the war in Iraq and the outbreak of Severe Acute Respiratory Syndrome (SARS). The North American airline industry is highly sensitive to these events, as a small change in demand can have a significant impact on financial results. In addition to being predisposed to general economic conditions and international events, operations are highly susceptible to changes in fuel prices, pricing actions taken by competitors, passenger demand and industry capacity. Sustained success for an airline tends to be a function of quality of the business plan, ability to maintain a low-cost structure, skill of management and adequacy of financing and operating cash flow.

The Canadian airline industry is characterized by vigorous competition, few barriers to entry, restrictive taxes and fees on travellers, seasonality and geographic dispersion. Over the past two decades, the Canadian government has gradually removed economic regulation of commercial aviation within Canada while the industry has moved towards a more open and competitive environment for domestic, transborder and international airline services, for both scheduled and leisure charter operations.

The deregulation of the industry has allowed for a reduction in the barriers to entry for new competitors. Currently, no regulatory barriers exist to prevent a licensed Canadian carrier from serving any Canadian or transborder city-pair market. Additionally, competitors face no government-imposed restrictions regarding prices, aircraft types or frequency of routes. Despite the reduced regulatory barriers to entry, the high-risk nature of the airline industry tends to deter new entrants. Airlines inherently have high fixed costs relative to revenue earned.

Competition

Within the Canadian domestic market, we compete with scheduled airlines such as Air Canada, Jazz, small regional carriers and, to a lesser degree, charter airlines.

The Canadian domestic market is highly seasonal due to the severe winter conditions that dissuade consumers from travelling during certain months. The peak operating season occurs during the summer months from April to September, as well as over the Christmas holiday season. In order to alleviate the impact of seasonality on operations and to exploit the short supply of low-fares between Canada and the U.S., we began low-fare transborder service between destinations in the U.S. and Canada in September 2004. Competition in the transborder market comes primarily from Air Canada, as well as major U.S. airlines such as American Airlines, Northwest Airlines and Alaska Airlines.

Airlines also compete with surface transportation alternatives in short-haul markets, and to a lesser degree in medium- and long-haul markets. Surface transportation primarily consists of automobile, bus and rail transportation. When travellers choose their preferred mode of transportation, price is often a factor that influences their decision and is a competitive factor when contending with surface transportation alternatives. Other factors considered by the traveller include frequency, speed, convenience of scheduling, facilities, safety and customer service.

Trends

Cost control and technology

Cost reduction remains a key priority, and airlines must continue to reduce costs and invest in solutions that allow them to streamline their operations in order to compete effectively. Airlines are striving to reduce fundamental operating costs through automation of processes, such as implementing self-serve initiatives such as on-line check-in and self-serve kiosks.

Use of the Internet as a booking tool also provides airlines with cost savings with respect to the distribution of their product. Internet bookings cost significantly less than bookings through a travel agent or a reservation centre. The attractiveness of using the Internet as the most desirable sales channel is expected to continue to grow as it is cost effective for airlines, and travellers appreciate the ease with which they can shop and compare pricing.

Three-year Development and Events

2004

High fuel prices were a significant element that impacted our costs throughout 2004. Compounding the impact of the high price of fuel was the higher operating cost environment, resulting from increased landing, terminal and airport improvement fees.

Due to the high cost to hedge fuel, many airlines, including ours, did not have existing fuel hedges in place to offset escalating fuel prices. Many airlines with existing fuel hedges reversed these positions to free up cash flow. High costs, in addition to over capacity in the market, culminated in another year in which airlines struggled to attain profitability. Domestic capacity was estimated to have increased by six per cent for 2004 over 2003 and up 32 per cent since 2000. Coupled with the high-cost environment, over capacity in the market continued to place pressure on our profitability. Despite these challenges, we grew our airline by 30 per cent, maintained a load factor of 70 per cent and reduced our costs in many areas as we adapted to these new market conditions.

In 2004, Canadian airport authorities continued to increase airport improvement fees by as much as 25 per cent. Although airport improvement fees are not a direct cost to airlines, they have a destimulative effect on air travel as they increase the ultimate price paid by the consumer. Additionally, airports increased landing fees and terminal charges to recover airport rent charged by the Government of Canada. Nav Canada, which provides domestic navigation services, also increased charges due to a reduction in air traffic.

With continuing cost pressures from high fuel prices, airport fees and rents, navigational charges and low yield due to overcapacity in the market, we took the initiative to slow our growth by accelerating the replacement of our 737-200s. After achieving 36 consecutive quarters of profitability, we realized our first quarterly loss in the last quarter of 2004. The majority of this loss was due to the impairment loss of $47.6 million related to the 737-200 fleet replacement.

With the accelerated retirement of our older 737-200 aircraft from our fleet, we realized economic benefits from operating a younger fleet made up of a single aircraft type with lower maintenance costs and more efficient fuel consumption. As well, by operating a fleet of a single aircraft type, we gained efficiencies in crew training, crew scheduling, and maintenance.

In addition to the early retirement of our 737-200 aircraft, 2004 marked a milestone in our history as we announced plans to introduce Boeing Next-Generation 737-800s, with 166 seats, and Boeing Next-Generation 737-600s, with 119 seats, into our fleet. We received three 737-600s and five 737-800s in 2005. These aircraft are all the same type, differing in size only.

The introduction of these new aircraft sizes into our fleet enabled us to more efficiently allocate capacity to meet the demands of various routes while maintaining a common aircraft type, thereby reducing our overall costs of operating a specific route. Our larger aircraft suits high traffic domestic routes in the summer and sun destinations in the winter months. The smaller 737-600 aircraft compliments our routes and schedules with lower overall demand.

We launched scheduled and seasonal service to the U.S. in September 2004, with service to Los Angeles and New York, followed by the introduction of service to Phoenix, San Francisco, Ft. Lauderdale, Tampa and Orlando. These U.S. cities were originally served from either Toronto and/or Calgary, with service to some of these cities from Vancouver added in December 2004 and January 2005. The commencement of transborder service was a significant accomplishment for us and continues to be a substantial growth opportunity for us.

On September 30, 2004, Air Canada emerged from bankruptcy protection as Ace Aviation Holdings Inc. ("Air Canada") with a new corporate structure. Air Canada became a holding company, with separate operating subsidiaries covering their passenger operations, cargo operations, ground handling services and maintenance/technical services, amongst others. During its 18-month restructuring phase, ZIP was folded, and Air Canada's fare structures were simplified. As part of its emergence from protection under the *Companies Creditors Arrangement Act* (CCAA), Air Canada reduced its operating costs in the areas of wages, salaries, aircraft leases and debt payments.

2005

Difficult circumstances persisted in the North American airline industry throughout 2005. Fuel prices remained high, devastating hurricanes damaged the fuel infrastructure and impacted supply, and more airlines sought bankruptcy protection. These strenuous conditions were further compounded in early 2005 when one of our competitors introduced deeply discounted fairs to the market. The continuation of these factors created a high-cost and low-yield environment that placed a strain on our operations. However, through our constant efforts and our proven low-cost structure, these challenges served to demonstrate our resiliency to constantly changing market conditions as we successfully completed the year with a net profit of $24 million.

In early 2005, our revenues were significantly strained as we had to compete with irrationally low fares that were offered by our competitors. In particular, Jetsgo Corporation ("Jetsgo") continued to offer fares at levels too low to cover the costs of providing air service, including airfares as low as $1. To remain competitive, all major Canadian carriers had to lower airfares below sustainable levels for many months during the year.

On March 11, 2005, Jetsgo ceased operations. Jetsgo requested and received protection from the Quebec Superior Court under the CCAA until April 11, 2005. Approximately two months after Jetsgo ceased operations it formally declared bankruptcy.

Following Jetsgo's withdrawal from the market, fares returned to sustainable levels sufficient to cover our costs and generate a profit for our stakeholders. We ceased offering defensive seat sales to compete effectively. We experienced positive results in our yield and load factors by the end of 2005, which increased year over year to 17.5 cents per revenue passenger mile from 16.8 cents per revenue passenger mile and to 74.6 per cent from 70.0 per cent, respectively.

The improvement in our yields and load factors during 2005 was achieved while we continued to grow our airline. We successfully deployed additional capacity in the market over the 12 months of 2005 by growing our network 19 per cent on an available-seat-mile basis. We simultaneously improved our yields and load factors in both the last quarter of the year, and on an annual basis. This accomplishment is particularly apparent in the improvement in our yield in the last three months of the year, which increased by 12.3 per cent compared to the same period in 2004, while our cumulative yields for the first three quarters of 2005 increased by merely 1.2 per cent compared to the first nine months of 2004.

Although rational pricing practices returned to our industry, we were confronted with new challenges brought about by devastating hurricanes in 2005. These hurricanes caused refinery damage and disrupted U.S. fuel distribution operations, which resulted in reduced fuel supply. Meanwhile, the demand for fuel remained strong, causing an increase to the price of jet fuel equivalent to $130 a barrel. To mitigate the increased price of jet fuel caused by the hurricanes, we entered into a series of short-term hedging agreements from October 2005 to March 2006.

These hurricanes not only forced us to deal with higher than expected fuel costs, but they also disrupted our transborder market of Florida and our charter operations to the Mexican Riviera.

As with any new city we add to our system, we closely monitor the results after we introduce our service into the market and make improvements to our network where necessary. Our transborder flights have generally performed well during the winter. However, to maintain strong year-round transborder service, we needed to improve our distribution within the U.S.. Subsequent to our introduction of transborder flights in 2004, we discontinued service to New York due to the inability to secure additional slots at LaGuardia, which prevented us from growing this market into a viable route at that time. We also discontinued our service to San Francisco and San Diego, and added scheduled flights to Las Vegas, Honolulu, Maui and Fort Myers, and seasonal service to Palm Springs.

2006

The year began with the retirement of the last of our 200-series aircraft, which was part of our commitment to increase fleet efficiencies and control maintenance costs. With this final retirement, we became the operator of North America's most modern fleet of any large commercial airline.

Throughout 2006, we looked for ways to improve our product and launch sustainable initiatives for future profitability. We achieved this through the launch of WestJet Vacations, specializing in custom-made air and hotel packages to all WestJet destinations. By partnering with trusted companies, this exciting initiative enables us to offer products and services that will meet the needs of our guests and enhance their vacation experiences, while favouring our operational cost margins.

Our success throughout 2006 was not without turbulence. We were reminded of industry difficulties when another Canadian competitor withdrew scheduled service in the face of rising costs. Fluctuations in fuel prices were a challenge for all industries that have a large portion of their costs rooted in the price of oil. We are fortunate that our low-cost structure, the higher value of the Canadian dollar, and our fuel efficient fleet offset the instability of jet fuel costs throughout the year.

On May 29, 2006, we settled a dispute with Air Canada, ending all legal proceedings between the companies. As a result of the settlement, we paid $5.5 million of Air Canada's litigation costs and donated $10 million in the name of WestJet and Air Canada, to children's charities across Canada.

Throughout 2006, we continued work on our new reservation system. However, as of January 10, 2007 we suspended implementation of the new system and are currently negotiating the terms of our agreement while we upgrade to a newer version of our current reservation system which will be fully supported until December 31, 2008. Our business plan is, and will remain, on track as we add functionality to the system we are currently using.

Our tenth year of operations was highlighted by significant growth, four quarters of record net earnings, improved load factors, industry-leading on-time performance and a series of strategic initiatives designed to increase our value proposition in a competitive industry. We generated a pre-tax operating margin of 11.2 per cent, one of the best in the North American airline industry.

We received the award for Canada's Most Admired Corporate Culture for the second year in a row; a testament to the hard work and dedication of our dedicated WestJet employees ("WestJetters") who were instrumental in making 2006 our most memorable year to date.

DESCRIPTION OF OUR BUSINESS

Our Strategy

Our mission: To enrich the lives of everyone in WestJet's world by providing safe, friendly, and affordable air travel.

Our vision: By 2016, WestJet will be one of the five most successful international airlines in the world providing our guests with a friendly and caring experience that will change air travel forever.

To accomplish this mission and vision, our strategy is to offer travellers a high-value product through prudent cost control, high-frequency service and friendly customer service, while offering low fares that stimulate air traffic.

Every WestJetter is keenly aware of our focus and each WestJetter works toward meeting these objectives on a daily basis. Because profit share is available to all employees and 81 per cent of WestJetter's are also WestJet shareholders, the personal success of our people is directly tied to our Company's success. This helps nurture a corporate culture that is focused on safety, exceptional customer service and cost containment.

Create a high-value, affordable product

In addition to competition within the airline industry, we also compete with other forms of travel, such as automobile, bus and rail. Consequently, we strive to create a product that is of better value and service compared with our competitors and competing forms of transportation.

In the transportation sector's highly competitive environment, our objective is to attract travellers on our flights by offering a high quality product at an affordable price. This is accomplished through a commitment to attaining an industry-leading, low-cost structure, while focusing on our corporate culture, high-quality customer service and investment in product enhancements.

Our commitment to customer service is to make every effort to ensure our guests have an outstanding experience when flying with WestJet. Customers are referred to as guests to help ensure each person who flies with us feels welcome. Our goal is to provide friendly and caring service to our guests at every point of interaction.

In addition to an emphasis on providing high-quality customer service, we initiated value-added inflight enhancements such as onboard live satellite television that will eventually be on every seat of our Next-Generation aircraft, enhanced legroom, leather seats and a buy-on-board food-service program.

Control costs by maintaining a low-cost structure

To achieve industry-leading low costs, we aim to capitalize on the productivity of our assets. To accomplish this, we adhere to the following principles:

- Align employee goals with our Company's goals;
- Use a single aircraft type;

- Rejuvenate our fleet with new fuel-efficient aircraft while retiring older less-efficient aircraft;
- Maintain high aircraft utilization;
- Ensure a balance between a commercial route structure and efficient operations with uncompromised safety; and
- Invest in technology.

Undertake sustainable growth opportunities

Our plan for sustainable growth is to continue to provide excellent value for leisure travellers, offer a convenient schedule to attract greater numbers of business travellers, and remain open to opportunities for partnerships with other air carriers.

Our success in the airline industry will continue as we strive to profitably grow our operations throughout Canada, the U.S. and beyond. We will achieve this by:

- Adding new cities within our route network;
- Increasing frequencies between existing cities; and
- Adding new non-stop routes between markets in our system.

Utilizing our low-cost structure and original point-to-point service to stimulate traffic, new markets will offer future growth opportunities for many years. In addition to growth, travel to warm destinations in the U.S. offers an offset to weaker domestic demand in winter months. We believe there is profitable demand for transborder service from many of our Canadian markets to numerous U.S. destinations.

While a large potential exists for profitable service to more transborder destinations, we continue to examine adding new destinations and routes in Canada. We believe that domestic markets exist that can support new service, either by over-flying traditional hubs or matching demand with capacity on underserved routes.

Provide an exceptional guest experience

Our exceptional customer service is well known within the airline industry, and our people are known for being friendly, helpful and committed to going above and beyond for our guests.

Our Competitive Strengths

In accordance with our strategy, we successfully built an operating structure that allows us to be Canada's leading, low-fare airline with transborder flights to tourist and business destinations in the U.S. We established our competitive strengths and business model by:

- Developing a strong corporate culture;
- Investing in our people;
- Committing to our guests and stakeholders;
- Maintaining a low-cost structure;
- Continuously improving our product;
- Ensuring that we have an appropriate fleet of aircraft; and
- Prudently managing our balance sheet.

Corporate Culture and Guest Service

Our strong corporate culture is one of our fundamental competitive advantages. We strive to maintain an innovative culture where WestJetters are committed to, and passionately pursue, our goals, mission and vision. We also foster a unique culture of caring and compassion for our guests and fellow WestJetters that sets us apart from our competitors.

We aim to ensure our people are satisfied, skilled, committed and motivated; this, in turn, creates a more favourable working environment and an above-average guest experience. This is accomplished, in part, through the implementation of compensation policies intended to align the interests of our employees with those of our Company and our shareholders.

We have developed a strong corporate culture that distinguishes us from our competitors and makes us known in the Canadian airline industry as *the* low-fare airline that is committed to customer service. In February 2006, we placed first in customer service and Clive Beddoe, our Chairman and CEO, was named one of Canada's most respected CEOs in the Ipsos-Reid's 11th Annual Canada's Most Respected Corporations survey. In February 2007, we also achieved top five status in North America in three key measures: on-time performance, completion and baggage handling based on results of 20 airlines in North America that report operational performance.

WestJetters

Our commitment to our people is as important as our commitment to our guests and stakeholders. We believe our most valuable asset is our people, and our unique team of WestJetters is what sets us apart. Accordingly, we aim to ensure our employees' work experience is fun, challenging and rewarding. As the industry continually changes and poses new challenges and opportunities, the dedication of WestJetters to our Company and our guests is unwavering.

Competitors may be able to replicate our technologies, products and low-cost infrastructure; however, it is much more difficult to assemble a team that can rival our highly-motivated people. The quality of customer service provided by our employees influences the relationship between our Company and our guests, which causes many guests to return after experiencing the fun, friendly, casual atmosphere and the high level of customer service provided by our people.

Well coached and highly-motivated employees are critical to the development and execution of our strategy, especially in our highly-competitive environment. For this reason, the ability to attract, train, motivate and retain the right individuals is important. WestJetters are ambassadors, and in order to provide guests with the highest level of customer service, we ensure they appropriately reflect our high standards. To this end, we foster a culture of empowerment and encourage people to find solutions to the issues at hand. This allows them to make decisions to ensure each guest has an outstanding experience when flying with us.

In order to maintain a high level of customer service, we only add people to our team who will enhance the guest experience by being positive, passionate, friendly, fun and innovative about the quality of service they provide. Our recruitment team, in conjunction with many area specialists and managers throughout our Company, helped expand our team in 2006. As of February 28, 2007, we employ 6,047 people, or approximately 5,038 full-time equivalent employees.

Compensation

In order to attract and retain the right people, we designed a unique compensation philosophy that allows WestJetters to align their personal success with that of our Company and shareholders. In addition to a base salary, our compensation is enhanced through profit sharing incentives and an Employee Share Purchase Plan (the "ESP Plan") that allows our people to share in profitability and any increase in our Company's share value.

By being able to share in our success, employees are motivated to improve our overall performance and are truly engaged in the business. During periods of successful corporate performance, employees benefit through profit sharing and stock appreciation; however, during periods of lower corporate performance, compensation plans automatically yield a lower overall compensation and a lower fixed cost to our Company.

As the airline industry is highly susceptible to the state of the economy, including high fuel prices, competitive pressures and the adverse impact of events such as terrorist attacks, this compensation structure has provided us with a competitive advantage, especially during difficult times. Traditionally it is in these difficult times that airlines have been hampered by restrictive higher fixed-cost labour agreements. It is in these same times that our compensation plans provide a natural incentive to WestJetters to work to ensure that the challenging environment is overcome. We believe that this philosophy, which is unique in the Canadian airline industry, has been a significant contributor to our success to date.

Base salaries

Base salaries for our employees, other than pilots, are reviewed annually to align with external market salaries and are further reviewed through internal job evaluations. Employees are also eligible for annual merit increases based on performance. Pilots' salaries are reviewed every three years.

Employee share purchase plan

We believe that having employees as shareholders is fundamental to our success and growth, and therefore we provide our people with an opportunity to acquire an ownership interest in WestJet. Under the ESP Plan, employees can contribute up to a maximum of 20 per cent of their gross salary to purchase our shares. For every dollar an employee contributes to the ESP Plan, we match with one dollar. Shares under the ESP Plan vest to the employee after one year. As at December 31, 2006, approximately 81 per cent of our people were participating in the ESP Plan, on average contributing 13 per cent of their salary towards the purchase of shares.

Profit share

Another means for employees to participate in corporate performance is through profit sharing. Profit share is paid based on a percentage of our pre-tax operating income and may range between 10 per cent and 20 per cent of earnings before employee profit share and income taxes. The amounts paid for profit share are subject to prior approval by the Board of Directors. In 2006, total profit sharing amounted to $20.3 million, which represented, on average, approximately 8.2 per cent of an employee's eligible earnings within the year.

Stock option plans

We have stock option plans, whereby up to a maximum of 12,957,831 common and variable voting shares may be issued to officers and certain employees subject to the following limitations:

(i) the number of common voting shares reserved for issuance to any one optionee will not exceed five per cent of the issued and outstanding common and variable voting shares at any time;

(ii) the number of common voting shares reserved for issuance to insiders shall not exceed 10 per cent of the issued and outstanding common and variable voting shares; and

(iii) the number of common voting shares issuable under the Stock Option Plans, which may be issued within a one-year period, shall not exceed 10 per cent of the issued and outstanding common and variable voting shares at any time.

Stock options are granted at a price that equals the market value, have a term of four years and vest on either the first, second or third anniversary from the date of grant.

In June 2006, our pilots signed a new three-year agreement, allowing us to maintain our low-cost structure through greater productivity of our pilot group. Under the new agreement, pilots have the choice of opting to receive cash in lieu of options as part of their compensation arrangement.

Pro-Active Communication Team

The Pro-Active Communication Team ("PACT") was formed in 1999 by non-management WestJetters with the support and encouragement of management. Since then they have acted as the recognized employee organization throughout our Company, representing the interests of all non-management positions. PACT represents its membership by taking a pro-active approach to resolving issues and the needs of employees, balanced with fostering our culture and vision. These objectives are enhanced through the use of interest based collaboration with our management teams. As a reflection of our commitment to the well-being and work experience of all of our employees, a PACT representative, nominated by members of PACT, is regularly proposed by management to our shareholders to sit on the Board of Directors of our Company to ensure employees' interests are considered in corporate decisions.

Social Policy

We provide a friendly, safe, equitable and rewarding work environment for our employees. We attract and retain outstanding professionals, provide them with continuous learning, encourage performance excellence, achieve diversity and develop leaders at all levels.

As a fundamental principle of employment, and in recognition of the Canadian Human Rights Act, we recognize that all persons are equal in dignity and human rights without regard to race, religion, colour, sex, sexual orientation, marital and family status, disability, age, convictions for which a pardon has been granted, or national or ethnic origin. We are committed to the objectives of the Employment Equity Act and report annually to the government authorities on the representation of those designated groups within our Company.

On-Time Performance

An important component of high-quality, customer service is guests arriving at their destination at the scheduled time. One of our key objectives is to maintain on-time flight operations in a safe and efficient environment. On-time performance, an important measure of the reliability of an air carrier, ensures guests are not inconvenienced and that costs associated with delayed flights, such as guest compensation for hotel stays, meals and other incidentals, are minimized.

In 2006, we ranked among the top-five airlines in the three key operational performance measures for the industry, as follows:

(1) On-time performance - the percentage of domestic scheduled flights that arrive within 15 minutes of the scheduled arrival time or earlier.

(2) Completion rate - the percentage of scheduled domestic flight legs flown, calculated as the number of domestic scheduled flight legs operated divided by the number of domestic scheduled flight legs.

(3) Baggage ratio - the number of delayed/lost baggage files per every 1,000 guests flown

We are one of only two North American airlines to achieve a top-five ranking for year-end results in all three categories, with an on-time performance of 81.7 per cent; a completion rate of 99.5 per cent and a baggage ratio of 4.64. Our emphasis on these measures is an indication of our commitment to making our guest's experience stress-free from start to finish.

To expedite the turnaround time of aircraft in between flights to assist with on-time performance, we generally do not outsource the cleaning of our aircrafts between flights. Rather, inflight crews and other employees who may be flying onboard groom the aircraft to ensure that it is completed in the most efficient and timely manner. This also saves us the costs of having to pay a third party to perform these services.

We also have an Operations Control Centre that operates 24 hours a day to assist with on-time performance goals by minimizing ground time through efficient flight, crew, and weight and balance planning. This centre also provides aircraft movement control and monitoring. If poor weather conditions or mechanical issues force an unexpected change in the schedule, the centre works in conjunction with our Customer Care department to make alternate plans to ensure guests are re-accommodated with as little inconvenience as possible.

Product and Services

In today's market, with price often being equal, the consumer's decision-making process focuses on other aspects of the travel experience, such as the quality of product and customer relationships. From a total-product perspective, we offer:

- Above-average, on-time operational performance relating to arrival time and baggage handling;
- In-seat entertainment system providing 24 channels of live satellite television from Bell ExpressVu and four pay-per-view movie channels currently on 79 per cent of our fleet;
- AIR MILES® reward miles for online bookings;
- Comfortable cabin featuring leather seats and a generous seat pitch;
- Two self-serve check-in options – kiosks at major airports and web check-in (both allow for dedicated self-serve baggage drop counters at all Canadian airports);
- Buy-on-board food products;
- Multiple sales channels for bookings – website, Sales Super Centre, airport counters or travel agents; and
- WestJet lounges, now open at our airports in Calgary, Ottawa and Winnipeg with Vancouver opening soon and are available to our guests for a fee. These lounges are operated by a third party and are at no cost to WestJet.

In addition to providing low fares and exceptional customer service on a continual basis, we believe it is important to pursue other means to increase the value of our flights in order to differentiate our product and sustain a competitive advantage.

In 2003, we entered an agreement with the AIR MILES® Reward Program that allows guests to earn AIR MILES® reward miles when booking flights online. This was followed by the introduction of live satellite television and onboard food for sale on certain flights in 2004.

In 2005, we continued to make our guests' travel experience more convenient by introducing web check-in and dedicated baggage-drop counters in all of our Canadian airports. These new service enhancements enable our guests to enjoy a speedier check-in process and reduce the operating costs of our airline.

As we continue to utilize the increased range capabilities of Next-Generation aircraft and flights become longer in length, we will continue to develop value-added products aimed at making our guests more comfortable during their journey.

Routes and Scheduling

We began operating scheduled, short-haul, point-to-point flights in Western Canada in 1996. In December 1999, we made a decision to expand our route network into Eastern Canada in order to take advantage of the lack of low-fare capacity on long-haul routes in the Canadian airline market. Our average stage length has more than doubled since 1999 when we expanded into Eastern Canada from 383 miles to 833 miles in 2006 because of increased, longer-haul, coast-to-coast and transborder flying and the ability of our new Next-Generation 737 aircraft to fly greater distances.

Similar to the opportunities that existed when we commenced domestic service to Canada's eastern and western provinces, the opportunity existed for successful route expansion across the border to the U.S. and internationally. In comparison to the U.S., Canada generates somewhat modest domestic air travel. With the greater range capabilities of our Next-Generation aircraft, we can fly longer distances and efficiently serve destinations that were previously beyond our non-stop range. For us to further expand operations and fully utilize the increased operational capabilities of our growing fleet of Next-Generation 737 aircraft, we aim to continue our expansion and capitalize on the greater traffic opportunities available in the Canada/U.S. transborder and international markets.

Because winters in Canada are often harsh, the Canadian domestic airline market is highly seasonal and vulnerable to periods of weak demand during the country's coldest months. These times of lower domestic travel by Canadians presented us with an opportunity to utilize excess capacity by introducing flights to warmer destinations in the U.S. and internationally to maximize profitability on a year-round basis.

To offset the seasonality of the Canadian domestic market, and to capitalize on an opportunity to bring low-fare service to underserved markets, we introduced transborder service in 2004. By January 2007, we served 11 U.S. destinations and added our first international destination to Nassau, Bahamas. During the fourth quarter of 2006 approximately 22.4 per cent of our capacity was allocated to our transborder and charter service.

Charter & Scheduled Transborder as % of Total ASMs


40%
35%
30%
25%
20%
15%
10%
5%
0%
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
% Transborder
% Charter

*Jan – Dec 2006 based on actual data; Jan 2007 – Oct 2007 based on scheduled and business plan data

The route structure of an airline is one of the most significant factors of its marketing strategy. Travellers often use criteria such as non-stop service, time of day and frequency when selecting an airline. We strive to design a route structure that meets the needs of our guests and provide low-fare capacity that stimulates demand. We continue to add non-stop routes to our network to increase the travel convenience for our guests and to provide the most cost-effective means to take our guests to their destination. We supplement non-stop routes or provide service in markets that we do not offer non-stop service, by providing through flights or connection services for our guests. To maximize our aircraft utilization, we look for opportunities to operate our fleet in the evening, when the aircraft would otherwise be idle to serve markets that may not be as time sensitive or may be better served by evening flights.

Through our route structure and attractive low fares, we anticipate traffic will be stimulated from guests who would not otherwise travel or those guests who would select another airline. We estimate when we enter a new market the net effect is an increase in traffic for that market, essentially stimulating travellers to travel with us.

As our fleet expands with new Next-Generation aircraft of varying sizes, we can establish additional profitable routes within Canada, to the U.S and internationally. We can also offer increased frequency, non-stop routes and improved connectivity on our current routes.

Currently, we operate three different sizes of Boeing 737 Next-Generation aircraft which include the Boeing 737-600 with 119 seats, the 737-700 with 136 seats and the 737-800 with 166 seats. This allows us to better match capacity to demand while maintaining essentially a single type of fleet. The benefits of our current fleet, versus the older 737-200 fleet go beyond fuel efficiency and maintenance as these aircraft offer greater range capabilities and improve connectivity options.

Route Opportunities

An important strategy for us is our Transborder operations and shifting of capacity to sun destinations in winter months. Leisure markets to southern United States and charter flying have offset natural seasonality in domestic travel. These markets will continue to provide significant growth opportunities, through several strategies. For example;

- Increased frequency to existing sun destinations in Southern U.S.;

- Adding new routes to sun destinations in both the U.S. and Caribbean;
- Adding new routes to business destinations in the U.S.

Fares

We offer low fares while maintaining a high-quality distinguished product comprised of friendly service and a comfortable and entertaining flight experience. Fares are based on one-way travel in order to avoid penalizing guests for not booking a round-trip flight or a Saturday night stay. Seats must be paid for at the time of reservation and are non-refundable, allowing us to avoid having to overbook our flights. Guests may cancel or change their itinerary for a nominal fee in addition to any difference in fare.

Our revenue-management process aims to maximize profitability through a balance between maximizing passenger revenues with optimal load factors. This is accomplished by offering multiple fare levels. Historically, lower fares are offered to guests who book well in advance, with the price of airfare increasing as the aircraft approaches capacity. To stimulate demand, and in response to competitors' pricing, temporary seat sales are offered in the marketplace and can feature fares lower than those booked further in advance of the travel date. Our last minute/walk-up fares are typically our highest, although they are generally lower than our competitors and offer very good value for money, especially for the business traveller.

Live Satellite Television

To enhance our product value and differentiate ourselves further, we began installing live satellite television in the seatbacks of our Boeing Next-Generation 737-700 and 737-800 aircraft. We estimate our 737-600s will be equipped with this technology by the end of 2007. Guests travelling on our aircraft equipped with live satellite television enjoy up to 24 channels of live satellite television from Bell ExpressVu. The system also has four pay-per-view movie channels guests can access from the comfort of their own seat. From children's shows, sports, business, learning channels to movies, each guest can select the channel they are most interested in viewing.

Live satellite television is a low-cost solution for us to offer entertainment options to our guests. It enables the delivery of a wide variety of content for our guests, and is a differentiation over our primary competitors. Our competitors are installing an in-seat screen system however the content is not "live"; it is stored on servers in the aircraft. Live television system is lower to maintain than a stored content system as there is minimal content development, management and system upload.

We have secured an exclusivity agreement, subject to certain conditions, with the live satellite television system hardware provider ("LiveTV"). This agreement allows us to be the only airline to offer the LiveTV system within Canada and is currently secured to the end of 2009.

Inflight Food and Beverage Services

Currently, we offer complimentary snacks and non-alcoholic beverages on all of our flights. On longer flights, we sell alcohol and food products to our guests. This program continues to be enhanced with new and different products and revenue from this program is steadily increasing.

Loyalty Program

We offer guests the opportunity to collect AIR MILES® reward miles on bookings made online at westjet.com pursuant to an agreement with Loyalty Management Group. Guests earn one reward mile for every $20 spent when they, or their travel agent, book online at westjet.com (excluding taxes and airport improvement fees).

We believe the AIR MILES® Reward Program is one of the most valuable loyalty programs that currently exist in Canada as it provides the greatest flexibility in reward redemption choices for our guests. At the same time, the program allows us to reward our guests without incurring the higher costs associated with designing, implementing, operating and maintaining our own loyalty program.

Tri-branded credit card

Together with BMO Bank of Montreal and The Loyalty Group (creators of the AIR MILES® Reward Program), we created a unique BMO Mosaik®† AIR MILES® MasterCard®* credit card for personal and small business customers. The BMO Mosaik®† AIR MILES® MasterCard®* with the Gold WestJet AIR MILES® Reward Option allows us to increase our brand awareness by partnering with two strong, well-known brands while at the same time providing enhanced opportunities for consumers to earn and redeem AIR MILES® reward miles.

Reservation System

Throughout 2006, we continued work on our new reservation system. In January 2007, we entered into an agreement with a service provider to suspend the current aiRES contract in order to negotiate an amendment to this contract for the successful delivery of their aiRES reservation system. As at December 31, 2006, we had $31.9 million capitalized, related solely to the aiRES project. If our Company and the service provider can not come to an agreement by May 31, 2007, the parties will each be in a position to proceed with claims against each other and there is the potential of a one-time write off of this amount.

On December 22, 2006, we entered into a support agreement with our current service provider, effective through December, 2008. This agreement will provide us with a supported upgraded version of our current Open skies reservation and distribution system. Further, it will provide us with the functionality required to deliver our growth strategy and business plans during the interim period while we seek to amend the above mentioned agreement.

Distribution

As with every other aspect of our operations, we continually seek ways to reduce our distribution costs. We use a ticketless reservation system in order to enhance convenience and reduce costs for our guests. The ticketless environment allows guests to experience quick and efficient check-in procedures at the airport and eliminates the high costs associated with the printing, distribution and tracking of tickets.

We utilize various distribution channels to sell our product. Guests can purchase flights by booking on westjet.com, calling the Sales Super Centre (call centre), and booking through a travel agent or at any one of our airport counters.

Internet – westjet.com

The Internet is growing in popularity with guests and travel agents as a convenient booking method. The Internet also is our lowest-cost distribution channel. The increased focus on the Internet as a means of distributing our product allows us to continue to lower our distribution costs, track utilization and build individual relationships with our guests in a way previously unavailable.

Since we introduced the ability to book reservations on westjet.com in the summer of 1998, the trend for guests and travel agents to utilize the Internet to purchase our flights has grown substantially. Approximately 67 per cent of our bookings were completed through the Internet in 2006, and we anticipate our current infrastructure will allow us to continue to grow online bookings.

Our French-speaking guests and travel agents can book flights on a French-language version of westjet.com. We provide French content for areas such as Travel Tips, About Us, Contact Us, Groups, Cargo, Gift Certificates, Partners and Booking on our website. This French website provides enhanced information and services, and builds our brand awareness with our French-speaking guests. We have created a separate booking engine for people with vision loss and are committed to making our website more accessible.

Sales Super Agents

Our Sales Super Centre serves guests seven days a week, 21 hours a day. Sales Super Agents are committed to providing a unique, hassle-free, remarkable experience to all guests who call. The importance of providing consistent high-quality customer service is emphasized in our training and compensation of Sales Super Agents. Agents are evaluated based on the quality of customer service provided, not on sales volume, to ensure guests receive the highest level of customer service.

Travel Agents

We work very closely with our travel agent partners and regard the travel agency community as a key, strategic component that helps us achieve continual success.

While most airlines reduced or eliminated travel agent base commissions, we continue to recognize and support our travel agent partners by paying commissions. We pay a nine per cent commission on bookings made through global distribution systems and our Agent WEBLink. We also pay commissions on the purchase of gift certificates. In addition, we occasionally offer incentives that may include bonus commissions or AIR MILES® reward miles.

We enhanced our independent, travel agency website, Agent WEBLink, by adding options such as credit tracking and multiple user accounts allowing customized agent profiles. We encourage travel agents to book online by offering a nine per cent commission on Internet bookings and a five per cent commission on call centre bookings, thereby reducing our costs related to travel agent bookings.

Our travel agency sales team has grown to include more local sales representatives throughout Canada. Our sales force works at improving travel agent relationships through extensive participation in trade associations, educational forums and familiarization trips. We demonstrate our continued support of the travel agency community by participating in numerous initiatives such as trade shows and local events held coast to coast. Further incentives include discounted travel agency fares and contests such as our easyLIFE 'Bums in Seats' promotion.

WestJet Vacations Inc.

In June 2006, we launched our wholly-owned subsidiary, WestJet Vacations, which specializes in custom-made air and hotel packages that leverages our Company's existing scheduled network and offers the same outstanding, customer-friendly, fun-loving travel experience our guests have come to expect from our airline. We have partnered with a wide selection of well known and trusted companies to offer products and services that will meet our guests' vacation needs.

Our relationship with Transat A.T. Inc. ("Transat") is an important consideration for WestJet Vacations. Each company offers a completely different product catering to separate market segments. For example, Transat offers an all inclusive product while WestJet Vacations offers a "build your own" product. In addition, each company specializes in different geographical areas.

Web Check-in

In 2005, we introduced our new web check-in program to deliver even faster customer service. Guests can check in on westjet.com up to 24 hours prior to departure time for domestic flights and select their seat online. This new service gives our guests a convenient alternative to the traditional counter check-in and makes our check-in process easier, faster and more cost-effective.

Marketing and Advertising

Our marketing and advertising strategy builds and maintains our brand promise to deliver a quality product and experience in a fun, friendly and guest-focused way.

We use several mediums to advertise our brand to both the consumer and the travel trade. Consumer advertising mediums include print, radio, television, outdoor, e-marketing, point-of-sale signage, digital video boards, elevator TV, news networks and speciality newspapers. Trade advertising involves dedicated messaging to travel agents in magazines and online mediums.

Additional marketing initiatives are undertaken with our partners including AIR MILES®, Bell ExpressVu™, Pepsi, rental car companies, hotel chains and tourist attractions and destinations. Marketing initiatives vary with each partner and can include direct mail, e-marketing campaigns, joint advertising, and joint promotions.

Our promotional activities are used to aid distressed or new routes, build brand and product awareness, increase sales in a shoulder period (we develop proprietary promotions in this instance), and/or support key partnerships. Our promotional activities include partnerships with major-market radio, television, print, record labels, national chain restaurants and retailers, event promoters and major tourist attractions to reach potential guests and support our advertising objectives throughout Canada and the U.S.

Fleet

Fleet performance is critical for an airline to be successful and particularly important in an environment of high fuel costs, navigational and landing charges. A corner stone to our business plan is to operate a fleet comprised of three variants of one aircraft type, the Boeing 737 aircraft. Operating a uniform fleet minimizes training, staffing and maintenance, and provides for better aircraft utilization. Selected for its operational success rate and ability to accommodate quick turn times on the ground, the Boeing 737 aircraft is the preferred aircraft of many successful low-cost carriers.

We started operating flights with Boeing 737-200 aircraft, which were instrumental to the success of our airline for many years. As our Company grew, and with planned expansion across Canada, we began to look for opportunities to update our fleet. In 2000, we began the process of upgrading our older fleet of Boeing 737-200 aircraft to a modern fleet of Boeing Next-Generation aircraft. The Next-Generation aircraft design offers many benefits over the 737-200 classic design such as longer-range capabilities and improved fuel efficiency.

Until August 2004, our fleet plan consisted of only new orders of 737-700 aircraft. As we continue expanding into new markets and city pairs, a critical component to success is to match demand with capacity. Since the population distribution of Canada is spread over large distances between major cities, and some high-density short- to medium-haul markets exist, a fleet of all 136-seat aircraft does not suit Canada's demographics. Consequently, we opted to vary the aircraft sizes in our fleet by ordering two other variants of the 737, the 737-600 with 119 seats and 737-800 with 166 seats. These varying aircraft sizes are all within the Boeing 737 family, allowing us to maintain all of the benefits of a single-type fleet, while at the same time allowing us to improve the utilization and scheduling of our fleet by matching the diverse demand of our different routes with a complementary aircraft size.

We originally planned to phase out our older 737-200 aircraft through to 2008 as we replaced them with a new fleet of Next-Generation aircraft. The continuing cost pressures from high fuel prices, airport fees and rents, navigational charges and low yield due to the competitive environment led us to revisit our growth plans in 2004. At that time, we decided to increase our focus on efficiency in operations, lowering unit costs and enhancing customer service by offering a consistent product through operating a uniform fleet. In December 2004, our Board of Directors approved a plan, which was finalized in early 2005, to accelerate the replacement of our entire fleet of 737-200 aircraft over a period ending early in 2006 to operate a fleet comprised exclusively of Next-Generation 737 aircraft. The change in our aircraft-replacement plan required an impairment analysis to be performed on our 200-series aircraft, related rotable parts, equipment and flight simulator. This analysis resulted in an impairment loss of $47.6 million, which was recorded in our operating results in 2004.

In January 2006, we retired our last 737-200 aircraft from operating service, which marked a significant milestone for our Company. With the retirement of these aircraft, we became the operator of North America's most modern fleet. We gain significant advantages by operating such a young fleet, such as lower maintenance costs, increased fuel savings and longer-range capabilities. As at December 31, 2006, our operating fleet and aircraft commitments consists entirely of Boeing 737 aircraft as summarized below:

				Leased		Firm orders	
Aircraft	**Total Fleet**	**Average Age (years)**	**Owned**	**Capital**	**Operating**	**Owned**	**Operating lease**
737-600	13	0.7	13	-	-	-	-
737-700	45	3.2	32	-	13	6	9
737-800	5	1.6	-	-	5	1	2
Total	63	2.5	45	-	18	7	11

As at December 31, 2006, the remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, winglets and live satellite television are as follows: US $153,255,000 (2007), US $101,330,000 (2008), US $5,343,000 (2009), for a total of US $259,928,000. Of this total amount, $240,000,000 is likely to be financed through Ex-Im Bank guarantees.

In 2007, we finalized term sheets with Singapore Aircraft Leasing Enterprise (SALE) for three Boeing Next-Generation 737-700 aircraft and one 800-series aircraft to be delivered in 2009.

Blended Winglet Technology

In the fall of 2003, we became the first North American carrier to install Blended Winglet technology on the Boeing 737-700 aircraft. Winglets are extensions to the tip of the wings that curve upwards at 90 degrees to the wing which enhance fuel efficiency. The current high-fuel-cost environment has created significant stress on our costs, as jet fuel is an integral part of our operations. By upgrading our fleet with Blended Winglets, we have invested in a long-term means to reduce our operating costs and decrease the impact of increasing fuel prices. Some of the benefits of winglets include:

- Increased fuel efficiency from increased lift
- Reduced engine maintenance costs
- Reduced overall emissions

At year-end 2006, our entire Next-Generation fleet, excluding the 737-600s, were equipped with Blended Winglets. All future aircraft delivered from Boeing, other than 737-600s, will have the Blended Winglets installed at the factory, which will eliminate the need to remove the aircraft from revenue service while the Blended Winglets are installed.

The 737-600s were excluded from this retrofit program as their average stage length flown is much shorter and as a consequence they were unable to gain adequate benefit from this technology. In performing a re-assessment of our initiatives to install winglets on our 737-600 aircraft, we considered factors such as the resulting payback period on our upfront investment, as well as the operating efficiencies we have experienced on our 737-700s and 737-800s already equipped with winglets. From this data, we have determined that due to the shorter stage length that our 600-series aircraft will fly, the benefits of installing winglets on these smaller aircraft will be less significant than on our 700- and 800-series, which has led us to discontinue this program on this series of aircraft.

Flight Simulators

Fleet commonality is important when considering flight training. All Boeing Next-Generation 737 aircraft types can be trained on the same Next-Generation 737 simulator.

As we hire new pilots and retrain current 737-200 pilots, the need for proper in-house training facilities became increasingly important. With three in-house flight simulators, we avoid the high cost of sending pilots to external training facilities, while managing the process of training our pilots internally to ensure the highest standards of safety are maintained.

Aircraft Financing

Since we began to expand our fleet with Next-Generation aircraft, we have been successful in securing low-cost financing to support our growth.

To finance our first 10 Next-Generation aircraft, we entered into an agreement with GE Capital Aviation Service (GECAS) to lease 10 737-700 aircraft under 14-year US dollar operating lease arrangements in February 2000.

In 2002, we achieved an important milestone by completing financing arrangements with the ING Group, supported by loan guarantees from the Export-Import Bank of the United Sates ("Ex-Im Bank"), for US $478 million for the purchase of the first owned 15 Boeing Next-Generation 737-700 aircraft received by year-end 2003.

During 2003, with the support from Ex-Im Bank guarantees, we completed financing arrangements for US $358 million arranged by ING Capital LLC and including ING Bank of Canada, Fortis Capital Corp., and Sociéte Générale (Canada), for the purchase of 11 additional 737-700 aircraft for delivery throughout 2004.

As we focus on maintaining low operating costs we continually investigate the benefits of leasing versus purchasing aircraft. In deciding the most desirable financing method, we assess several factors such as cost of financing, flexibility and availability of aircraft.

Leasing aircraft provides certain advantages over owning. Leasing allows for 100 per cent financing of an aircraft versus only 85 per cent of the purchase price of an aircraft financed under Ex-Im Bank supported debt. In addition, leasing eliminates market risk associated with the residual value of the aircraft. We will be able to maintain a modern fleet by acquiring new aircraft without taking on the burden of keeping or disposing of obsolete aircraft. Aircraft can be returned at the end of the lease without regard for its book value or the expense of disposal, as the risk of obsolescence and market value risk belong to the lessor. Leases can also finance most incidental costs incurred in acquiring aircraft. These costs include delivery charges, interest charges on advance payments, sales taxes and installation costs. Such costs are not usually financed under traditional long-term debt financing.

In early 2005, we completed US-dollar operating lease arrangements for eight Boeing Next-Generation aircraft under a series of sale and leaseback transactions. These included three 737-700s and five 737-800s delivered between January and June 2005.

In 2005, with the support from Ex-Im Bank guarantees, we completed financing arrangements for US $386 million for delivery of 13 aircraft delivered between July 2005 and June 2006.

In 2006, we completed financing arrangements for US $191.1 million to support the acquisition of six aircraft delivered between July and December 2006. In early 2007, we finalized term sheets to lease three additional 737-700s and one 737-800 for delivery between July and December 2009.

Ex-Im Bank-supported financing has provided us with the ability to expand our fleet while adhering to our low-cost philosophy and maintaining a strong financial position. It has also provided us with several advantages, including the ability to obtain competitive interest rates, diminish the effects of foreign-currency fluctuations and increase our attractiveness to lenders that may otherwise be hesitant to offer financing in the airline industry.

With Ex-Im Bank loan guarantees, we have been successful in securing Canadian-dollar facilities for US-dollar aircraft purchases and associated live satellite television systems. This significantly reduces the foreign-exchange fluctuations we would otherwise be exposed to for these aircraft, as the majority of our revenue is in Canadian dollars. Prior to each delivery, however, we are exposed to fluctuations in the Canadian/US exchange rate as the aircraft are paid for at the date of delivery in US funds.

In addition to managing the foreign exchange exposure related to our debt facilities, we have also taken advantage of today's historically low interest-rate environment. With the support of Ex-Im Bank guarantees, we locked in the interest rate for all 45 aircraft received by December 31, 2006 at rates between 4.6 per cent and 6.0 per cent.

Each of our Ex-Im Bank-supported facilities have five- and 12-year terms for live satellite television equipment and new aircraft, respectively. Each loan is amortized on a straight-line basis over the respective term in equal quarterly principal instalments, with interest calculated on the outstanding principal balance.

As at February 28, 2007, we are committed to lease an additional 13 737-700 and three 737-800 aircraft to be delivered between 2007 and 2009, for terms ranging between eight- and 10-years in US dollars. To assist with the financing of future aircraft purchase commitments, we have also received a preliminary commitment from Ex-Im Bank for US $240 million for seven aircraft to be delivered in 2007 and 2008.

Safety

We have invested in the latest aircraft equipment that increases safety, systems reliability and aircraft efficiency. Through the use of technological safety advancements and advanced training for pilots, inflight crew and flight support staff, we exceed the safety requirements of our aircraft operations.

We are committed to providing the highest level of safety in flight operations. With a growing network and expanding fleet, safety remains a top priority.

The Next-Generation 737, with its industry-leading technology, is the ideal aircraft for our operations. In addition to the obvious economic benefits of operating the aircraft, there are many safety enhancements that the aircraft provide with their high level of technology. The Next-Generation 737 incorporates leading-edge technology intended to enhance safety and flight-crew efficiency. One feature that we have selected to implement in order to enhance safety is the Required Navigational Performance ("RNP"). RNP combines the virtues of Global Positioning Systems and automated flight management to allow the aircraft to follow complex lateral and vertical approach paths to any runway. The on board Flight Management Computers ("FMC") use satellite positioning and inertial reference units to navigate safe, repeatable paths. The aircraft's auto flight system follows the navigation solution from the FMC to fly an invisible path down the middle of the channel. Using RNP, a commercial jetliner can navigate through a tight corridor in the sky during landing or takeoff in extreme weather conditions, flying around obstacles, such as mountains and hills that no one on the plane can see.

This technology provides us with time and fuel savings, improved on-time performance, greater operational flexibility and increased safety. We are the only carrier in the world with a system-wide deployment of RNP procedures. To date, we have introduced over 120 procedures into airports across Canada.

Maintenance

Our Transport Canada-approved maintenance programs emphasize safety and aircraft reliability. These programs help ensure that our aircraft will be safe, reliable and, to the extent possible, incur less ongoing maintenance costs.

We maintain the highest standards of safety and have an in-house reliability program that monitors aircraft engine and component performance. In addition, we obtain service information directly from Boeing and other original equipment manufacturers to obtain the necessary information to enhance existing maintenance programs.

We generally perform our own line maintenance. When external agencies do perform maintenance on our aircraft, we ensure they are approved by Transport Canada. Maintenance performed by external companies is typically completed at the contractors' own maintenance facilities.

Our maintenance program for our Next-Generation 737 aircraft meets all requirements of the Boeing Maintenance Planning Document and any additional Transport Canada requirements. This program completes all the required maintenance checks with the benefit of a known scheduled maintenance timeframe, which is beneficial for long-term planning.

Since we retired the last of our 737-200 aircraft in January 2006, our operating fleet is comprised exclusively of new Next-Generation aircraft. New aircraft require little maintenance and are also under warranty for several years. Accordingly, during the earlier years, a new aircraft is expected to incur minimal maintenance costs. Our expertise in operating and maintaining Boeing 737s, coupled with the cost-savings associated with operating new aircraft, help us operate one of the most cost-effective and safety-conscious maintenance programs in the industry.

Along with our maintenance program, we have designed an inventory program intended to reduce the time for aircraft service interruptions caused by required maintenance and parts replacement. An inventory of consumable parts and rotable spares, including spare engines and auxiliary power units at certain locations in the route network, ensure the quick availability and replacement of those parts. The level of inventory required at each location is determined based on prior history for parts demand and forecasted future parts replacement.

Fuel Management

Consistently high fuel costs have significantly impacted our operating results. Our average cost of fuel over the past five years is as follows:

	Average cost per liter	% of operating costs
2002	36.6 cents	19.1
2003	39.2 cents	20.8
2004	49.2 cents	23.7[(1)]
2005	64.1 cents	26.6
2006	68.9 cents	27.0

[(1)] Excluding impairment loss of $47.6 million.

Fuel costs contribute to an increasing portion of our operating costs. In the past, the price of fuel has fluctuated widely; however, over recent years prices have been relentlessly high, and have adversely impacted our level of profitability. We are primarily exposed to three separately priced jet fuel products: LA Jet, NY Jet, and USGC Jet. In 2007, we estimate our sensitivity to changes in jet fuel costs is approximately CAD $7 million in pre-tax, pre-profit share earnings, for every one-cent per litre change in the price of jet fuel (e.g. $0.69 to $0.68).

However, in 2006, we estimate for every $0.01 movement in the Canadian dollar in relation to the US dollar (e.g. $0.83 to $0.82), our fuel expense would change by approximately $3.5 million in pre-tax, pre-profit share earnings, assuming the price of fuel remained constant. Historically, increases in fuel cost have had a positive impact on the Canadian dollar and have muted a significant portion of the increased cost to the airline.

The sensitivity of our operations to changes in fuel prices has motivated us to implement both long- and short-term strategies to control these costs. An important long-term strategy we have implemented is embedded within our cost structure. In 2005, we made the decision to accelerate the retirement of our older, less fuel efficient Boeing 737-200 aircraft and moved towards exclusively operating Boeing Next-Generation 737s by early January 2006. The retirement of our last Boeing 737-200 from service on January 8, 2006 has allowed us to operate the most modern fleet in North America, at which time had an average age of 2.0 years. In order to maximize the cost effectiveness of our fleet, we invested in Blended Winglets, which have been installed on all of our 737-700 and 737-800 aircraft.

We further enhance the cost efficiencies of operating our aircraft through economical operating procedures such as tankering and the use of ground power units where possible.

Tankering consists of carrying extra fuel to avoid fueling the aircraft at more expensive airports. This procedure is effective in cases where the incremental savings are not offset by the cost of carrying extra fuel. Route and profile of flight are considerations when estimating costs associated with carrying extra fuel. Significant savings have resulted from our ability to take full advantage of the materially lower Alberta fuel costs and fuel tax rebates on transborder routes.

Where possible, the procedure of using ground power units reduces use of fuel-burning auxiliary power units onboard each aircraft. The ground power unit and auxiliary power unit provide electricity to run the aircraft air conditioning and electrical systems while parked at an airport. It has been determined that the ground power units are more economical to utilize in certain circumstances.

Infrastructure

Our real estate infrastructure is comprised of three types of facilities: office space for administrative functions, hangar space for aircraft maintenance and airport terminal space for the airport operations. Facility needs are assessed based on fleet growth and aircraft destinations, maintenance requirements and planned expansion of operating departments.

With respect to office space, we currently occupy approximately 200,000 square feet in Calgary for all administrative staff. Office space needs are driven by the amount of administrative staff hired in all departments, which has traditionally grown based on fleet growth. Plans have been developed for a future consolidation of office space next to the existing hangar in Calgary, which will be implemented subject to costs, fleet and hiring growth.

We operate hangar facilities in Calgary, Edmonton, Winnipeg, Hamilton and Toronto. The capacity of all of the hangar facilities we currently own or lease can accommodate approximately 14 737 aircraft. Our future needs for additional hangars will be based on our fleet growth and the amount of activity in any given city.

We also maintain check-in, maintenance, Air Supply and minimal administrative office space at each airport leased from local airport authorities. Terminal space requirements are typically addressed when evaluating a destination city and/or growth at an existing city, and our needs are accommodated by the airport authorities to the best of their ability.

Function	Location	Size (ft^2)	Owned/Leased
Deerfoot Office	Calgary, Alberta	65,000	Leased
Office (Airport Corporate Centre)	Calgary, Alberta	37,000	Leased
IT, Retail, Training & Offices	Calgary, Alberta	34,000	Leased
Technical Training Centre	Calgary, Alberta	14,000	Leased
Inventory Management	Calgary, Alberta	10,000	Leased
Training/Business Recovery	Calgary, Alberta	13,000	Leased
Hangar/Office	Calgary, Alberta	189,000	Owned
Hangar	Edmonton, Alberta	37,000	Leased
Hangar/Office	Winnipeg, Manitoba	15,000	Leased (ad hoc)
Hangar	Toronto, Ontario	95,000	Leased
Hangar/Office/Flight Supplies	Hamilton, Ontario	51,000	Owned

Business Recovery Centre/Training Centre

Our Business Recovery Centre is equipped with the necessary technology to operate as a backup facility for our Sales Super Centre, Internet operations, Operations Control and Dispatch, and maintenance operations. This allows us to continue regular operations should any of our primary systems supporting these operations fail or otherwise become unavailable.

To utilize the facility efficiently and to alleviate the costs associated with having the facility on standby, we use the Business Recovery Centre as our primary training facility. In the event of a business interruption in one of our other facilities, training would be postponed and the centre would be used for recovery purposes.

Charter

We currently provide Canadian domestic charter service on an ad hoc basis and international charter service, on both a scheduled and ad hoc basis. These flights generally operate during off-peak hours to ensure that our scheduled services are not impacted while simultaneously maximizing available capacity.

Our charter operation allows us to enhance the productivity of our aircraft and provides us with a source of predictable revenues. We earn a fixed amount of charter revenue on a per-chartered-flight basis. Revenues are not associated with the number of seats sold. This pre-determined revenue amount is generally adequate to provide us with a reasonable margin after covering the fixed costs related to a particular route, such as fuel, landing fees and navigational charges.

In August 2003, we entered into a two-year agreement with Transat (the "Transat Charter Agreement") that allows Transat and its two main tour operators, World of Vacations and Air Transat Holidays, to charter a number of our state-of-the-art Next-Generation Boeing 737 aircraft and crews for specific routes from several Canadian cities. During the second quarter of 2005, we renewed the Transat Charter Agreement through to October 2007, building on the success of the earlier two-year agreement. Our strong relationship with Transat continued to be profitable throughout 2006 and in February 2007 we further renewed this agreement through 2010.

Cargo

We offer cargo services to and from every city in our Canadian network. As cargo services currently comprise only a small portion of our business, it is more cost efficient to contract a third party to operate this facet of our business. ELS Marketing Inc. handles the sales, accounting and necessary staff training for our cargo service.

Our cargo service is expanding at approximately the same pace as the growth of our Company. We generated $10.4 million in additional revenue during 2006 from our cargo operations compared with $8.2 million in 2005.

Insurance

We carry adequate levels of insurance at amounts regarded as sufficient to protect our Company. The policies in place provide aviation and non-aviation related coverage to our Company, our guests and the general public.

Following the events of September 11, 2001, insurers worldwide served notice that coverage for aircraft damage and for liability claims resulting from war and terrorist activities were cancelled. This coverage was later partially reinstated, at a cost, to the limits in force prior to September 11, 2001; however, the third party bodily injury and damage to property coverage are now subject to a limit of US $150 million per occurrence and in the aggregate.

In addition to the limits that we purchase, the Canadian government, similar to governments around the world, continues with its indemnification of Canadian airlines for third-party war risks liability in excess of the sub-limits purchased. We are unable to predict the certainty of insurance coverage provided by the government extending past December 31, 2007, whether reasonably priced and comparable coverage would be provided commercially, and what impact this will have on the future performance of our Company.

Environment

We proactively maintain our standard as a leader of environmental policy in the airline industry through corporate and individual responsibility. As well as adhering to all of the local, national and international standards, we take a hands-on accountability approach where no guidelines exist to ensure that we remain responsive to current environmental issues and to prevent new environmental concerns from arising.

We are affiliated with a Vancouver group, Offsetters. This group has a website that links to westjet.com. When flights are booked on westjet.com that come to us via this link, WestJet pays Offsetters two per cent of the base fare. This money is used to offset carbon emissions through identified measures such as planting trees.

We strive to use and develop technologies that are environmentally sound. Besides improving range and fuel savings, our use of Blended Winglet technology on our 737-700 and 737-800 aircraft offer excellent environmental benefits including reduced noise and emissions.

We also recycle and support the use of recycled materials where possible. Employees are also advised and encouraged to make health conscious and environmentally sound decisions. This is ensured through proper training and the adequate funding needed to maintain a high standard of environmental responsibility.

To date, environmental laws and regulations have not had a material adverse effect on our business or our financial condition; however, changes in such government laws and regulations are ongoing and may make environmental compliance increasingly expensive. We are not able to predict future costs which may be incurred in order to comply with future environmental regulations.

CAPITAL STRUCTURE

Constraints

Under Canadian law, non-Canadian ownership of airline voting shares is limited to 25 per cent of outstanding shares. To reduce inconveniences in buying and selling WestJet Common Shares and to ensure our continuous compliance with the requirement to qualify as Canadian, we introduced a variable voting share structure into our capital structure, which was approved by shareholders at a special meeting held on August 30, 2005.

Common Voting Shares may only be owned and controlled by Canadians. Any Common Voting Share owned or controlled by a person who is not a Canadian is, or must be converted to a Variable Voting Share. Variable Voting Shares may only be owned or controlled by non-Canadians. Therefore, any Voting Share owned or controlled by a person who is not Canadian, is, or must be converted to a Variable Voting Share.

The holders of Variable Voting Shares and Common Voting Shares vote together at any meeting of shareholders and no separate meeting is held for these classes of shares, unless it is to address a matter specific to a class.

We have adopted certain by-laws and procedures to address monitoring and enforcement of ownership requirements established by the Canada Transportation Act and our Articles. In particular, our shareholders approved By-Law No. 2005-1 which sets out general powers of the Board of Directors to enact procedures regarding the issuance, transfer and holding of voting shares, power to require declarations regarding ownership status of persons holding voting shares and various enforcement provisions regarding Canadian ownership. In addition, we have adopted certain monitoring procedures to ensure compliance with our Articles and by-laws and the maintenance of ownership levels required under the Canada Transportation Act. These monitoring procedures establish that registered owners and non-registered owners (through brokerages and eligible depositories) must effect conversion of Common Voting Shares to Variable Voting Shares or vice versa when the status of ownership or control changes between Canadian and non-Canadian holders. These procedures also establish that our transfer agent will make periodic inquiries of intermediaries holding voting shares for non-registered holders to ensure compliance with share holding ownership requirements.

General

Our capital structure consists of an unlimited number of Common Voting Shares, an unlimited number of Variable Voting Shares, an unlimited number of Non-Voting Shares, issuable in series (the "Non-Voting Shares"), an unlimited number of First Preferred Shares, issuable in series (the "First Preferred Shares"), an unlimited number of Second Preferred Shares, issuable in series (the "Second Preferred Shares") and an unlimited number of Third Preferred Shares, issuable in series (the "Third Preferred Shares") (the First Preferred Shares, Second Preferred Shares and Third Preferred Shares are collectively referred to as the "Preferred Shares").

As at February 28, 2007, 129,850,348 Voting Shares are issued and outstanding, consisting of 125,241,548 Common Voting Shares as fully paid and non-assessable, and 4,608,800 Variable Voting Shares as fully paid and non-assessable. No Non-Voting Shares or Preferred Shares have been issued. There are no current plans to issue Non-Voting Shares or any class or series of Preferred Shares.

Common Voting Shares

<u>Exercise of Voting Rights</u>

The holders of Common Voting Shares will be entitled to receive notice of, and to attend and vote at all meetings of our shareholders, except those at which holders of a specific class are entitled to vote separately as a class under the *ABCA*. Each Common Voting Share shall confer the right to one vote at all shareholder meetings.

<u>Dividends</u>

Subject to the rights, privileges, restrictions and conditions attached to any class of WestJet shares ranking prior to the Common Voting Shares, holders of Common Voting Shares are entitled to receive any dividends declared by our directors at the times and for the amounts that the Board of Directors may, from time to time, determine. The Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall rank equally as to dividends on a share-for-share basis. All dividends declared shall be declared in equal or equivalent amounts per share on all Common Voting Shares, Variable Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

Rights in the Case of Liquidation, Winding-Up or Dissolution

Subject to the rights, privileges, restrictions and conditions attached to any class of shares ranking prior to the Common Voting Shares, in the case of liquidation, dissolution or winding-up of our Company, the holders of Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall be entitled to receive our remaining property and shall be entitled to share equally, share for share, in all distributions of such assets.

Conversion

Each issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of WestJet or the holder, if such Common Voting Share is or becomes owned or controlled by a person who is not a Canadian.

In the event that an offer is made to purchase Variable Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning the voting rights for Common Voting Shares notwithstanding their conversion. Our transfer agent shall deposit the resulting Variable Voting Shares on behalf of the holder.

Should the Variable Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by the shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Variable Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of WestJet or on the part of the holder, to Common Voting Shares.

The Common Voting Shares may not be converted into Variable Voting Shares, or vice-versa, other than in accordance with the conversion procedure set out in the Articles of Amendment.

Constraints on Share Ownership

The Common Voting Shares may only be owned and controlled by Canadians.

Variable Voting Shares

Exercise of Voting Rights

Each Variable Voting Share entitles the holder to receive notice of, to attend and vote at all meetings of our shareholders, except those at which the holders of a specific class are entitled to vote separately as a class under the *ABCA*.

Variable Voting Shares will carry one vote per share held, except where (i) the number of outstanding Variable Voting Shares exceeds 25 per cent of the total number of all issued and outstanding Variable Voting Shares and Common Voting Shares (or any greater percentage the Governor in Council may specify pursuant to the *Canada Transportation Act* (the "*Act*")), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 25 per cent (or any greater percentage that the Governor in Council may specify pursuant to the *Act*) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described above, the Variable Voting Shares as a class cannot carry more than 25 per cent (or any greater percentage that the Governor in Council may specify pursuant to the *Act*) of the total voting rights attached to the aggregate number of our issued and outstanding Variable Voting Shares and Common Voting Shares. Under the circumstances described above, the Variable Voting Shares as a class cannot, for a given shareholders' meeting, carry more than 25 per cent (or any greater percentage that the Governor in Council may specify pursuant to the *Act*) of the total number of votes that may be cast at the meeting.

Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of our shares ranking prior to the Variable Voting Shares, the holders of Variable Voting Shares are entitled to receive any dividends that are declared by our directors at the times and for the amounts that our Board of Directors may, from time to time, determine. The Variable Voting Shares shall rank equally with the Common Voting Shares and the Non-Voting Shares as to dividends on a share-for-share basis. All dividends shall be declared in equal or equivalent amounts per share on all Variable Voting Shares, Common Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

Rights in the Case of Liquidation, Winding-Up or Dissolution

Subject to the rights, privileges, restrictions and conditions attached to the other classes of our shares ranking prior to the Variable Voting Shares, in the case of liquidation, dissolution or winding-up of WestJet, the holders of Variable Voting Shares, Common Voting Shares and Non-Voting Shares shall be entitled to receive our remaining property and shall be entitled to share equally, share for share, in all distributions of such assets.

Conversion

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share, without any further intervention on the part of WestJet or the holder, if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in the *Act* relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a given province of Canada to which these requirements apply, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning voting rights for Variable Voting Shares notwithstanding their conversion. Our transfer agent shall deposit the resulting Common Voting Shares on behalf of the holder.

Should the Common Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by shareholders or not taken up by the Offeror, or should the offer be abandoned or withdrawn, the Common Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of WestJet or on the part of the holder, into Variable Voting Shares.

Variable Voting Shares may not be converted into Common Voting Shares, and vice-versa, other than in accordance with the conversion procedure set out in our Articles of Amendment.

Constraints on Share Ownership

Variable Voting Shares may only be owned or controlled by non-Canadians.

Non-Voting Shares

The Non-Voting Shares may be issued, from time to time in one or more series, each series consisting of such number of Non-Voting Shares as determined by our Board of Directors who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Non-Voting Shares. There are no Non-Voting Shares issued and outstanding.

Dividends

The Non-Voting Shares, the Common Voting Shares and the Variable Voting Shares shall rank equally as to dividends on a share for share basis.

Rights in the Case of Liquidation, Winding-Up or Dissolution

Subject to the rights, privileges, restrictions and conditions attaching to any other class of our shares ranking prior to the Non-Voting Shares, in the case of liquidation, dissolution or winding-up of our Company or other distribution of our assets among our shareholders for the purpose of winding-up its affairs, the holders of Non-Voting Shares, Common Voting Shares and Variable Voting Shares shall be entitled to receive the remaining property of our Company and shall be entitled to share equally, share for share, in all distributions of such assets.

Constraints on Share Ownership

Except as provided in the *ABCA*, the holders of Non-Voting Shares are not entitled to vote.

Conversion

Except as described below, the Non-Voting Shares shall not have any conversion rights attached thereto.

In the event that an offer is made to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed, to be made to all or substantially all the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, each Non-Voting Share shall become convertible at the option of the holder into one Common Voting Share or Variable Voting Share, as the case may be, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Non-Voting Shares for the purpose of depositing the resulting Common Voting Shares or Variable

Voting Shares, as the case may be, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, notwithstanding their conversion. The transfer agent shall deposit the resulting Common Voting Shares or Variable Voting Shares, as the case may be, on behalf of the holder.

If (i) Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the Offeror; or (ii) the offer is abandoned or withdrawn by the Offeror or the offer otherwise expires without such Common Voting Shares or Variable Voting Shares, as the case may be, being taken up and paid for, the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion will be re-converted into Non-Voting Shares and a share certificate representing the Non-Voting Shares will be sent to the holder by the transfer agent. Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion and taken up and paid for by the Offeror shall be re-converted into Non-Voting Shares at the time the Offeror is required under the applicable securities legislation to take up and pay for such shares.

In the event that the offeror takes up and pays for the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from conversion, the transfer agent of WestJet shall deliver to the holders thereof the consideration paid for such shares by the offeror.

There will be no right to convert the Non-Voting Shares into Common Voting Shares or Variable Voting Shares, as the case may be, in the following cases:

a. the offer to purchase Common Voting Shares or Variable Voting Shares, as the case may be, is not required under applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed to be made to all or substantially all holders of Common Voting Shares or Variable Voting Shares, as the case may be, who are in a province of Canada to which the legislation applies, that is, the offer is an "exempt take-over-bid" within the meaning of the foregoing securities legislation; or

b. an offer to purchase Non-Voting Shares is made concurrently with the offer to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Non-Voting Shares must be unconditional, subject to the exception that the offer for the Non-Voting Shares may contain a condition to the effect that the offeror not be required to take up and pay for Non-Voting Shares tendered in response to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Voting Shares or the Variable Voting Shares, as the case may be.

The conversion of Non-Voting Shares to Common Voting Shares or Variable Voting Shares, as the case may be, as contemplated above is subject to certain procedures and formalities, which are more fully described in WestJet's Articles and "Special Operating Procedures For Monitoring Share Ownership", full particulars of which can be viewed on SEDAR at www.sedar.com.

Preferred Shares

Issuable in Classes and Series

We may issue Preferred Shares from time to time in any class and in any series as the Board of Directors may determine. The Board of Directors may also fix the designations, right, privileges and conditions attaching to the Preferred Shares of each class and series. The holders of Preferred Shares are not entitled to vote, except as provided for in the *ABCA*.

Priority

The Preferred Shares of each class and each series shall, with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of our Company, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, rank on a parity with the Preferred Shares of every other series in its class and shall be entitled to preference over the Common Shares, the Non-Voting Shares and any other shares of any other class ranking junior to such class of Preferred Shares. The First Preferred Shares rank in priority to the Second Preferred Shares and the Third Preferred Shares, and the Second Preferred Shares rank in priority to the Third Preferred Shares.

DIVIDEND POLICY

No dividends have been paid or declared on any of our shares since the date of our incorporation nor are any dividends contemplated in the foreseeable future. Our dividend policy is based on our results of operation, our financial position, our financing requirements for future growth and any other factors our Board of Directors may deem relevant in the circumstances. The potential for payment of dividends will be reviewed periodically.

MARKET FOR SECURITIES

Our Common Voting Shares and the Variable Voting Shares are traded on the Toronto Stock Exchange under the symbols "WJA" and "WJA.A," respectively. The following table lists the high and low market prices and trading volume of our Common Voting Shares and Variable Voting Shares for the periods indicated.

	Common Voting Shares			Variable Voting Shares		
Period	**High ($)**	**Low ($)**	**Volume**	**High ($)**	**Low ($)**	**Volume**
2007						
January	15.09	14.11	26,316,445	15.35	13.28	218,970
February	16.09	14.28	15,097,175	16.96	14.00	133,233
2006						
January	13.55	12.00	11,790,492	13.59	12.26	529,049
February	12.87	10.35	9,964,679	12.91	10.17	161,372
March	11.50	10.34	7,915,255	11.39	10.07	154,378
April	11.91	10.70	8,618,925	11.92	10.01	23,166
May	12.24	10.65	11,844,341	12.30	10.65	19,801
June	11.50	10.50	6,658,869	11.91	10.00	19,201
July	11.25	10.23	7,312,884	11.04	10.26	14,624
August	10.85	9.18	8,497,677	10.35	9.51	41,252
September	10.59	9.69	11,359,802	10.47	9.60	28,164
October	12.55	9.91	22,573,337	12.41	9.78	66,260
November	13.94	12.01	19,025,266	14.00	12.15	41,579
December	15.09	13.34	14,467,459	15.17	13.20	72,740

DIRECTORS AND EXECUTIVE OFFICERS

The following tables and notes set out the names, province and country of residence, positions with our Company, principal occupations and particulars of each of the directors and executive officers of our Company as at December 31, 2006. Unless otherwise specified, all of the individuals noted below have been engaged in their stated principal occupations, or in other executive capacities with the organizations by which they are currently engaged, for the past five years.

Directors

Name, City, Province and Country of Residence	Position or Office with WestJet	Number of WestJet Securities owned or over which control or direction is exercised as at March 14, 2007	Principal Occupation During Past Five (5) Years
Clive J. Beddoe Calgary, Alberta Canada	Chairman and Chief Executive Officer and Director since June 1995	6,167,865 Common Voting Shares	Chairman and Chief Executive Officer of WestJet and Chairman, The Hanover Group of Companies
Hugh Bolton(1) (3) (4) Edmonton, Alberta Canada	Director since September 2005	5,000 Common Voting Shares	Non-executive Chair of the board of EPCOR Utilities Inc. and Chairman of Matrikon Inc.
Brett Godfrey(4) Clayfield, Queensland Australia	Director since August 2006	NIL Common Voting Shares	Chief Executive Officer of Virgin Blue Airlines in Australia.
Ronald G. Greene(2) (4) (5) Calgary, Alberta Canada	Director since June 1995	5,352,675 Common Voting Shares	President and Chief Executive Officer, Tortuga Investment Corp., a private investment company
Murph Hannon(2)(4) Calgary, Alberta Canada	Director since December 1996	897,645 Common Voting Shares	President, Murcon Development Ltd., a private investment company and President, Canadian Hydrodynamics Ltd., a private oil and gas data services company
James Homeniuk(6) Calgary, Alberta Canada	Aircraft Maintenance Engineer and Director since April 2003.	22,491 Common Voting Shares	WestJet Aircraft Maintenance Engineer

Name, City, Province and Country of Residence	Position or Office with WestJet	Number of WestJet Securities owned or over which control or direction is exercised as at March 14, 2007	Principal Occupation During Past Five (5) Years
Allan Jackson [3][4] Calgary, Alberta, Canada	Director since July 2003	6,020 Common Voting Shares	President and Chief Executive Officer, Arci Ltd., a private real estate investment company and Jackson Enterprises Inc., a private holding and consulting company
Wilmot L. Matthews[1][3][4] Toronto, Ontario Canada	Director since September 1996	3,406,371 Common Voting Shares	President, Marjad Inc., a private investment company
Larry Pollock[1][2][4] Edmonton, Alberta Canada	Director since September 1999	11,975 Common Voting Shares	President and Chief Executive Officer, Canadian Western Bank and Canadian Western Trust
Arthur Scace[1][3][4] Toronto, Ontario Canada	Director since September 2005	15,000 Common Voting Shares	Non-executive Chairman of The Bank of Nova Scotia; prior to January 1, 2004, partner of McCarthy Tétrault LLP (Barristers and Solicitors)

(1) Member of Audit Committee, which committee is required pursuant to the *ABCA*.
(2) Member of Compensation Committee.
(3) Member of the Corporate Governance and Nominating Committee.
(4) Member of Independent Committee.
(5) Lead Director since March 22, 2004.
(6) Nominee of P.A.C.T. to serve as non-management nominee for Board of Directors.

Executive Officers

Name, City, Province and Country of Residence	Position or Office with WestJet	Principal Occupation During Past Five (5) Years	Years of Airline Experience
Sean Durfy Calgary, Alberta Canada	President	President, WestJet, since September 2006; prior thereto, Executive Vice-President, Sales, Marketing and Airports, WestJet, since December 2004; prior thereto, President, Enmax Energy Corporation	3
Janice Paget Calgary, Alberta Canada	Vice-President, Controller, Co-Chief Financial Officer	Co-Chief Financial Officer, Vice-President, Controller, WestJet, since January 2005; prior thereto, Director, Controllership, WestJet	9
Derek Payne Calgary, Alberta Canada	Vice-President, Finance and Corporate Service Co-Chief Financial Officer	Co-Chief Financial Officer, Vice-President, Finance and Corporate Services, WestJet, since December 2005; prior thereto, Director, Treasury, WestJet	8
Donald Bell Calgary, Alberta Canada	Executive Vice-President, Culture	Executive Vice-President, Culture, WestJet	13
Frederick (Fred) Ring Calgary, Alberta, Canada	Executive Vice-President, Corporate Projects	Executive Vice-President, Corporate Projects, WestJet, since January 2006; prior thereto, Executive Vice-President, People, WestJet	6

Name, City, Province and Country of Residence	Position or Office with WestJet	Principal Occupation During Past Five (5) Years	Years of Airline Experience
Bob Cummings Calgary, Alberta Canada	Executive Vice-President, Guest Experience and Marketing	Executive Vice-President, Guest Experience and Marketing, WestJet since September 2006; prior thereto, Vice-President, Marketing, WestJet since March 2005; prior thereto, Vice-President, Marketing, Enmax	2
Hugh Dunleavy Calgary, Alberta Canada	Executive Vice-President, Commercial Distribution	Executive Vice-President, Commercial Distribution, WestJet since September 2006; prior thereto, Vice-President, Revenue, WestJet since January 2005; prior thereto, Vice-President, Sales and Support, Lufthansa Systems since January 2003; prior thereto, Senior Director, Commercial, Air Canada	20
Ken McKenzie Calgary, Alberta Canada	Executive Vice-President, Operations	Executive Vice-President, Operations, WestJet since September 2006; prior thereto, Vice-President, Operational Development, WestJet, since December 2005; prior thereto, Director, Regulatory Affairs, WestJet, since April 2005; prior thereto, Chief Pilot, Regulatory Affairs, Air Canada, Jazz	25
Matthew Handford Calgary, Alberta Canada	Executive Vice-President, People	Executive Vice-President, People, WestJet since January 2006; prior thereto, Vice-President, People, WestJet, since June 2005; prior thereto, Worldwide Vice-President of Human Resources, Crystal Decisions	2
Shawn Christensen Calgary, Alberta Canada	Corporate Secretary	Director, Legal Services, WestJet since April 2002; prior thereto, lawyer at a Calgary law firm	5

In January 2007, Matthew Handford, Executive Vice-President, People, resigned from his position. On March 1, 2007, Vito Culmone joined our team as Executive Vice-President, Finance and Chief Financial Officer.

Directors and executive officers of WestJet, as a group, own, directly or indirectly, or exercise control or direction over, 16.9 million (13.0%) of our Voting Shares. Information as to securities beneficially owned or over which control or direction is exercised, not being within our knowledge, has been supplied by the respective individuals.

Conflicts of Interest

We have three term loans outstanding with a Canadian chartered bank whose President and Chief Executive Officer is a director of WestJet. The loans were negotiated on an arm's length basis and are priced at competitive market rates. A director of WestJet is also a director and Chairman of the loans committee of this same Canadian chartered bank.

There are potential conflicts of interest to which some of the directors and officers of our Company will be subject. In connection with our operations, some of the directors and officers are engaged in or associated with and will continue to be engaged in or associated with service and supply businesses whose services and products may be utilized by us from time to time. At present, these relationships are immaterial. Conflicts, if any, will be subject to the procedures and remedies as provided for under the *ABCA*, subject to internal review by the Audit Committee.

Committees of the Board

The Board of Directors has established three (3) standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. The Board has also established the Independent Committee of Directors as a special committee to deal with litigation commenced by Air Canada and Jetsgo. The creation of the Independent Committee separated the handling of those claims from management to allow management to concentrate its time and efforts on running the airline. Each committee reports to the Board with their recommendations for final approval.

Audit Committee Disclosure

General

The Audit Committee has a Charter, which addresses the purpose, composition, meeting requirements and responsibilities and duties (documents/reports review, auditors' independence, financial reporting process, process improvement and ethical and legal compliance matters) of the committee. The Audit Committee will review the adequacy of the Charter on a regular basis and propose to the Board any necessary changes from time to time. The Charter of the Audit Committee is attached to this Annual Information Form as Appendix "A."

In 1999 and 2000 the Audit Committee was involved in the establishment of our Internal Audit function which continues with a customer-oriented and value-added approach to our operating departments in evaluating their operating processes and systems of internal control. Audit reports are prepared and distributed to management and the Audit Committee, and the Internal Auditor also meets with the Audit Committee quarterly. The Internal Auditor conducts an Enterprise/Process Risk Assessment annually to identify and prioritize audit areas for the year.

Composition of the Audit Committee

The members of the Audit Committee are Wilmot Matthews, Larry Pollock, Arthur Scace and Hugh Bolton. The Audit Committee met five (5) times during 2006.

The members of the Audit Committee are independent (in accordance with Multilateral Instrument 52-110) and are financially literate. The Committee meets at least quarterly. The purpose of the quarterly meetings is to review and subsequently recommend, to the full Board, the Audit

Committee's approval of financial statements, to discuss the analysis of financial information provided by management, to review accounting policies and estimates, and to monitor actual financial performance from planned performance.

Relevant Education and Experience

Mr. Wilmot Matthews, the Chairman of the Committee, is a Chartered Accountant who was also a Vice Chairman of Nesbitt Burns Inc. before his retirement in 1996. He has served on numerous audit committees in addition to that of our Company, including as Chairman of the audit committee of Renaissance Energy Ltd. and for numerous years as a member of the audit committee of Burns Fry Ltd. He is also a former member of the audit committee of Husky Energy Ltd.

Mr. Larry Pollock, presently the President and Chief Executive Officer of a Canadian Schedule 1 Bank, has been in the financial services industry since 1968. He has extensive experience as an analyst and commercial loan underwriter and has served on the audit committees of Allianz Insurance and Trafalgar Insurance of Canada, subsidiaries of Allianz of Germany. He has been on our Audit Committee for five years.

Mr. Arthur Scace, presently the non-executive Chairman of The Bank of Nova Scotia, is also an ex-officio member of the Audit and Conduct Review Committee of the Bank of Nova Scotia. He has served on the boards of numerous public companies, including The Canada Life Assurance Company, Gerdau Ameristeel and various companies within The Brompton Group of Companies. He is a former Chairman of McCarthy Tetrault LLP, Barristers and Solicitors in Toronto. He has B.A.s from the University of Toronto and Oxford University; an M.A. from Harvard University, an LL.B. from Osgoode Hall, and Honorary Doctorates from The Law Society of Upper Canada, York University, the University of Trinity College and the University of Toronto.

Mr. Hugh Bolton is a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants, and the former Chairman, CEO and partner in Coopers & Lybrand Canada, Chartered Accountants. He has an undergraduate degree in economics from the University of Alberta. Mr. Bolton is currently the non-executive Chair of the board of EPCOR Utilities Inc. and lead director of Matrikon Inc. He is also a board member of Canadian National Railway Company, Teck Cominco Limited and TD Bank Financial Group.

Pre-Approval of Policies and Procedures

The Audit Committee reviews any proposed related party transactions, annual external appraisals of aircraft values and residual values as well as the adequacy of our accounting estimates for amortization.

Audit fees and fees paid to the audit firm for non-audit services are reviewed by the committee quarterly. Non-audit services to be provided to us by our auditors must be pre-approved by the Audit Committee.

Independent Auditor Service Fees

The Audit Committee annually reviews the appointment of our external auditors and makes recommendations to the Board regarding our auditors' appointment and remuneration. The Audit Committee meets quarterly with the external auditors, including a private session without management present. The committee receives reports, reviews audit findings, approves audit plans and is appraised of future reporting developments from our external auditors. KPMG LLP services as our independent auditors. In aggregate, fees paid, and payable, to KPMG LLP for the years ended December 31, 2006 and 2005 respectively, were $787,825 and $761,200.

Audit Fees

The aggregate fees billed by our external auditors in each of the last two fiscal years for audit services, including annual audits, quarterly reviews and other services related to the audit, were $617,500 in 2006 and $524,000 in 2005.

Audit Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance-related services by our external auditors that are reasonably related to the performance of the audit or review of our financial statements that are not reported under "Audit Fees" above were $76,000 in 2006 and $8,500 in 2005 related to the audits of Airport Improvement Fee schedules.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by our external auditors for general tax compliance, tax advice and tax planning were $44,590 in 2006 and $122,300 in 2005.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by our external auditors other than services reported above were $49,735 in 2006 and $106,400 in 2005 relating to French translation services for financial disclosure materials and review of internal control documentation.

MATERIAL CONTRACTS

We did not enter into any material contracts within the most recently completed financial year, or before the most recently completed financial year which are material and are still in effect.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings that are material to our Company or to which we are a party or in respect of which any of our properties is subject, nor are any such proceedings known to be contemplated, other than:

1) A Statement of Claim was filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004, against WestJet, an officer, and a former officer (the "Defendants"). The principal allegations are that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit the Defendants. Jetsgo is seeking damages in an unspecified amount to be determined prior to trial plus $50 million for spoliation, punitive and exemplary damages. Jetsgo has provided no details or evidence to substantiate its claim. On May 13, 2005, Jetsgo sought bankruptcy protection. The action was stayed as a result and no further steps can be taken in the litigation unless a court order is obtained.

   On March 12, 2007, counsel for Jetsgo filed a Request for Status Hearing with the Ontario Superior Court. A status hearing has been scheduled for April 25, 2007. Counsel for Jetsgo has advised it will be seeking an Order to Continue, the effect of which would be to lift the stay and permit the trustee in bankruptcy to continue the lawsuit.

We are party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these and any outstanding matters will not have a material effect upon our financial position, results of operations or cash flows.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors and senior officers, nor of any nominees for director or any shareholder who beneficially owns more than 10 per cent of our shares, or any known associate or affiliate of such persons in any transaction since the commencement of our last completed financial year, or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries.

INTERESTS OF EXPERTS

No person or corporation is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by our Company during, or relating to, our most recently completed financial year, and whose profession or business gives authority to the statement, report or valuation made by the person or corporation, other than KPMG LLP, our auditors.

KPMG LLP is independent in accordance with the auditor's rules of professional conduct of the Institute of Chartered Accountants of Alberta.

RISK FACTORS

Investment in our Common Voting Shares and Variable Voting Shares involves certain risks, including, but not necessarily limited to, the risk factors listed below. Owners and prospective purchasers of our securities should carefully consider, in addition to the other information in this Annual Information Form, the following risk factors inherent in and affecting our business before making an investment decision.

Management performs a risk assessment on an annual basis to ensure that significant risks related to our Company have been reviewed and assessed by management.

Any major safety incident involving our aircraft or similar aircraft of other airlines could materially and adversely affect our service, reputation and profitability.

A major safety incident involving our aircraft during operations would require us to incur potentially substantial repair or replacement costs of the damaged aircraft and a disruption in service. We could also incur potentially significant claims relating to injured guests and others along with a negative impact to our reputation for safety, adversely affecting our ability to attract and retain guests. We have implemented an Emergency Response Plan ("ERP") in the event of an incident occurring.

On November 4, 2003 the Montreal Convention came into force in Canada by an amendment to the *Carriage by Air Act* (Canada). The Montreal Convention introduced updates and modernized the Warsaw Convention of 1929, a set of international rules governing liability of an air carrier. The Montreal Convention has expanded an air carrier's liability exposure. Under the Warsaw system, an air carrier's liability was limited to approximately US $75,000 (unless the air carrier acted with intent or recklessly). The Montreal Convention established a two-tier system for determining an air carrier's liability for the death or injury of passengers in the event of an accident. Under the first tier of the system, an air carrier is strictly liable for death or injury to passengers up to approximately US $145,000, but may be subject to additional damages unless the air carrier can show that it did not act negligently. Under the second tier, a carrier can defend against any claim above that amount.

We carry adequate insurance similar to other scheduled airlines operating in the North American market. While we believe our insurance is adequate, there can be no assurance that such coverage will fully protect us against all losses that we might sustain. In the aftermath of the September 11, 2001 terrorist attacks, the availability of insurance for airlines decreased while the costs of such insurance increased. There is no assurance that we will be able to obtain insurance on the same terms in which we have in the past.

There is a risk that the Government of Canada may not continue to provide indemnity for third party war risk coverage, which it currently provides to certain scheduled carriers, including us. In the event that the Government of Canada does not continue to provide such coverage, such coverage may or may not be available to us in the commercial markets and the costs and impact of such costs is as yet undetermined.

The London aviation insurance market has announced its intention to introduce a new standard war and terrorism exclusion clause to apply to aircraft hull, spares, passenger and third party liability policies that will exclude claims caused by the hostile use of a dirty bomb, electromagnetic pulse device or bio-chemical materials.

We are dependent on the price and availability of aircraft fuel. Continued periods of high fuel costs and/or significant disruptions in the supply of fuel, could adversely affect our results of operations.

Our business is inherently dependent upon jet fuel to operate, and therefore, we are impacted by changes in jet fuel prices. Our fuel costs constitute one of the largest single expense categories, representing 27.0 per cent of operating costs in 2006 and 26.6 per cent of operating costs in 2005. A significant change in the price of aviation fuel will materially affect our results of operations. We monitor hedging opportunities to mitigate the effects of increasing fuel prices. Currently, we have no hedges in place. In 2007, we estimate the sensitivity of our exposure to changes in fuel costs (price per litre of jet fuel) to be approximately CAD $7 million in pre-tax earnings for every $0.01 per litre change in the price of jet fuel.

Fuel prices will continue to be susceptible to political events, weather conditions, refinery capacity and other factors that can affect the supply of fuel and we cannot predict near- or long-term fuel prices. In the event of a fuel-supply shortage or significantly higher fuel prices, a curtailment of scheduled service could result. There can be no assurance that increases in the price of fuel can be offset by higher fares or fuel surcharges. The higher costs to travellers may de-stimulate air travel.

Depending on hedging programs, a significant increase in the price of jet fuel could result in a disproportionately higher increase in our average total costs in comparison to our competitors using more effective hedging programs.

Our failure to implement our growth strategy could have a material adverse effect on our financial condition and results of operations.

Our growth strategy involves increasing the number of markets served and increasing the frequency of flights to the markets we already serve. During the initial phases of implementing service in a new market, we are more vulnerable to the effects of fare discounting in that market by competitors already operating in that market or by new competitors entering. There can be no assurance that we will be able to identify and successfully establish new markets.

The airline industry is intensely competitive. Reduced market growth rates can create heightened competitive pressures, impacting the ability to increase fares and increasing competition for market share.

Conventional airline profits are sensitive to the general level of economic activity, taxes, interest rates, demographic changes, price levels, telecommunications usage, special circumstances or events occurring in the locations served, and to external factors such as foreign exchange rates and international political events. A significant portion of an airline's costs such as labour, aircraft ownership and facilities charges cannot be easily adjusted in the short-term to respond to market changes.

The airline industry is highly competitive and particularly susceptible to price discounting because airlines incur only nominal costs to provide services to passengers occupying otherwise unsold seats. We primarily compete with a major Canadian airline and its subsidiaries in our domestic market and the major Canadian airline and numerous U.S. carriers in the transborder market. We face significant competition from other airlines that are serving most of our existing and potential markets. Other airlines regularly meet or price their fares below our fares, potentially preventing us from attaining a share of the passenger traffic necessary to maintain profitable operations. Our ability to meet price competition depends on our ability to operate at costs lower than our competitors or potential competitors over the medium to long term.

In addition, consumers are able to more effectively shop for travel services through internet websites and, particularly, wholesale travel sellers to more effectively compare pricing information. The growth and competitiveness in internet distribution channels have pushed air carriers to more aggressively price their products, which, in effect, reduces yield and may have an impact on our revenue and profitability as more and more consumers focus on this distribution network.

With the aggressive competitive nature of our industry, we turn inwards to realize cost efficiencies and competitive advantages. Our culture remains a competitive advantage in the face of increased competition. In addition, we continually monitor our cost structure and seek opportunities to reduce costs further where possible.

The failure of critical systems which we rely on could harm our business.

We depend on automated systems to operate our business, including our computerized airline reservation system, telecommunication systems, aircraft maintenance system and website. Our website and reservation system must be able to accommodate a high volume of traffic and deliver important and accurate flight information. Any disruption in these systems could result in the loss of important data, increase expenses and generally harm our business. We have secondary systems which will mitigate to varying degrees any primary system failures.

Throughout 2006, we continued work on our new reservation system. In January 2007, we entered into an agreement with a service provider to suspend the current aiRES contract in order to negotiate an amendment to this contract for the successful delivery of their aiRES reservation system. As at December 31, 2006, we had $31.9 million capitalized, related solely to the aiRES project. If our Company and the service provider can not come to an agreement by May 31, 2007, the parties will each be in a position to proceed with claims against each other and there is the potential of a one-time write off of this amount.

While we are committed to completing the aiRES project, uncertainty does remain, the outcome of which may impact the future recoverability of the project and have a significant impact on the financial statements of future periods.

On December 22, 2006, we entered into a support agreement with our current service provider, effective through December, 2008. This support agreement will provide us with a supported upgraded version of our current Open skies reservation and distribution system. Further, it will provide us with the functionality required to deliver our growth strategy and business plans during the interim period while we seek to amend the above mentioned agreement.

As a company that processes, transmits, and stores credit card data, we are subject to compliance with certain requirements established by credit card companies. Non-compliance with these requirements whether through system breaches or limitations may result in substantial fines or temporary or permanent exclusion from one or more credit card acceptance programs. The inability to process one or more credit cards could have a material impact on guest bookings, revenue, and profitability of the Corporation.

Government intervention and regulations, or rulings, or decisions rendered imposing additional requirements and restrictions on operations could increase operating costs and disrupt our operations.

The airline industry is subject to extensive laws relating to, among other things, airline safety and security, provision of services, competition, environment and labour concerns. Government entities such as Transport Canada, Competition Bureau, the Canadian Transportation Agency, and other domestic or foreign government entities may implement new or different laws, regulatory schemes or render decisions or rulings, or changes in tax policy, that could have an adverse impact on the airline industry in general by significantly increasing the cost of airline operations, imposing additional requirements on operations, or reducing the demand for air travel, and could have a material adverse effect on our business, operational results and financial condition.

Laws relating to data collection on passengers and employees for security purposes and counter-balancing privacy legislation have increased costs of operation. Any material changes to add additional requirements on collecting data , processing data and filing with, or otherwise reporting to, government agencies may materially impact the business of WestJet as to time and costs, and therefore its results of operations.

The increase in security measures and clearance times required for passenger travel could have a material adverse effect on passenger travel demand and the number of passengers carried by WestJet. Reduction in passenger numbers will impact negatively on WestJet's revenues and results of operations.

Interruption in the provision of goods and services from significant third party suppliers could have a material adverse affect on our business, results of operations and financial condition.

We secure goods and services from a number of third party suppliers. Any significant interruption in the provision of goods and services from such suppliers, some of which interruptions would be beyond our control could have a material adverse affect on our business, results of operations and financial condition.

Our reliance on Boeing for aircraft or General Electric for engines makes us susceptible to any problems connected with Boeing aircraft or General Electric engines or components, respectively, including defective materials, mechanical problems, or negative perception in the travelling community. In addition, labour action at Boeing, General Electric or key suppliers could delay delivery of new aircraft or parts, impacting negatively on our operating and expansion plans.

If Boeing were unable to adhere to its contractual obligations in meeting scheduled delivery dates for our owned and leased aircraft, we would be required to find another supplier for aircraft or engines to fulfill our growth plans. Acquiring aircraft from another supplier would require significant transition costs. In addition, aircraft and engines may not be available at similar prices or received during the same scheduled delivery dates, which could adversely affect our business, results of operations and financial condition.

We have a relationship with Loyalty Management Group, the supplier of Air Miles® and the operator of the Air Miles® Reward Program. Any disruption or failure by the provider of Air Miles to fulfill its obligations to us or our customers who collect Air Miles under the Air Miles Reward Program could have a material adverse affect on customers' future decisions to book with us and, as a consequence a material adverse affect on our business, results of operations and financial condition.

We derive significant operations and utilization efficiencies through our charter operations. In particular, the charter relationship with Transat may be considered to be material. Any disruption in the relationship with Transat or Transat's failure or inability to fulfill its contractual obligations with us pursuant to the Transat Charter Agreement could have a material adverse effect on our business, results from operations and financial condition.

Inability to retain key personnel could harm our business.

Our success will depend, in part, on members of our management and key personnel. If any of these individuals become unable to continue in his or her present role, we may have difficulty replacing these individuals, which could adversely affect us.

Our business is labour-intensive and requires large numbers of pilots, flight attendants, mechanics and other personnel. Our growth and general turnover requires us to locate, hire, train and retain a significant number of new employees each year. There can be no assurance that we will be able to locate, hire, train and retain the qualified employees that we need to meet our growth plans or replace departing employees. If we are unable to hire and retain qualified employees at a reasonable cost, this could adversely affect our business, results from operations and financial condition.

Our financial results are affected by foreign currency and interest rate fluctuations.

We are exposed to US dollar currency fluctuations due to US dollar payment obligations associated with fuel purchases, aircraft lease and purchase payments, and maintenance expenditures such as spare parts, and repair and overhaul of engines and rotable components. Since our revenues are received primarily in Canadian dollars, we are exposed to fluctuations in the Canada/US exchange rate with respect to these payment obligations.

We are exposed to fluctuations in the Canadian/US exchange rate relating to the purchases of the remaining Next-Generation 737 aircraft. The purchases of the aircraft are financed by funds drawn in Canadian dollars; however, the aircraft are paid for in US funds at the date of each aircraft delivery. As a result, we are exposed to foreign currency fluctuations prior to each delivery date. This exposure is mitigated by fixing rates in advance of delivery at appropriate times and where rates are not yet locked in, or aircraft deliveries are spread out over time, effectively achieving an average rate of exchange as the US dollar exchange rate is locked in at each separate delivery point. Additionally, the ability to draw these funds in Canadian dollars significantly reduces our risk to foreign currency fluctuations as the majority of our revenue is in Canadian dollars.

We are also exposed to fluctuations in the Canadian/US exchange rate related to US aircraft lease payments.

We are also exposed to general market fluctuations of interest rates as we have future aircraft purchase commitments which will be financed at prevailing market rates. This exposure is mitigated by fixing rates.

Terrorist attacks or military involvement in unstable regions may harm the airline industry.

After the terrorist attacks of September 11, 2001, the airline industry experienced a substantial decline in passenger traffic and revenue, and increased security and insurance costs. The heightened concern of potential terrorist attacks and additional terrorist attacks cause a further decrease in passenger traffic and yields, and increase security measures and related costs. These events adversely impact the airline industry and our operations, and should such an attack occur in Canada, the adverse impact could be very significant.

Our operations are affected by a number of external factors beyond our control such as weather conditions, and special circumstances or events occurring in the locations we serve.

Delays or cancellations due to weather conditions and work stoppages or strikes by airport workers, baggage handlers, air traffic controllers and other workers not employed by us could have a material adverse impact on our financial condition and results of operations. Delays contribute to increased costs and decreased aircraft utilization, which negatively affects profitability.

Our business is dependent upon its ability to operate without interruption at a number of key airports, including Toronto Pearson International Airport and Calgary International Airport. An interruption or stoppage in service at a key airport could have a material adverse impact on our business, results from operations and financial condition.

A health epidemic may decrease the demand for air travel.

A health epidemic occurring in the U.S. or Canada, or a World Health Organization travel advisory primarily relating to North American cities or regions, could have a significant adverse effect on the number of passengers travelling on WestJet and, therefore, our financial results and our business.

Governmental fees increases de-stimulate air travel

Air navigation fees in Canada have been increasing significantly in recent years, and if they continue to increase at similar rates, they could have a negative impact on the business and our financial results.

Airport authorities continue to implement or increase various user fees which impact travel costs for passengers, including landing fees for airlines and airport improvement fees. Airport authorities generally have the unilateral discretion to implement and adjust such fees. The combined increased fees, and increases in rents under various lease agreements between airport authorities and the Government of Canada, which in many instances are passed through to air carriers and/or air travellers, but ultimately, air travellers, may negatively impact travel of all sorts, and most particularly discretionary travel.

Our maintenance costs will increase as our fleet ages.

The average age of our fleet as at December 31, 2006 is 2.5 years. These aircraft require less maintenance now than they will in the future. We have incurred lower maintenance expenses on these aircraft because most of the parts on these aircraft are under multi-year warranties. Our maintenance costs will increase significantly as our fleet ages and warranties expire. At December 31, 2006, 14 of our owned aircraft have come off of their warranty period, with and additional 11 coming off of warranty in 2007.

Our business is labour-intensive; risk of unionization could materially increase costs and affect our unique corporate culture with adverse operational and financial consequences.

We operate with lower personnel costs than the major established airlines, principally due to lower base salaries, greater productivity and flexibility in the utilization of personnel. There can be no assurance that we will be able to realize all of these advantages for any extended period. Many airline industry employees are represented by labour unions. We are unable to predict whether any of our employees will elect to be represented by a labour union or other collective bargaining unit. If unionization of our employees were to occur, our costs could materially increase and our corporate culture could change with adverse operational and financial consequences.

We have significant financial obligations and will incur significantly more fixed obligations which could harm our ability to meet our growth strategy.

Our debt and other fixed obligations could impact our ability to obtain additional financing to support capital expansion plans and working capital on suitable terms. Our ability to make scheduled payments on our debt and other fixed obligations will depend on our future operating performance and cash flow. The failure to generate sufficient operating cash flow to meet our fixed obligations could harm our business.

A limited number of our current financing agreements require us to comply with specific financial covenants. There is no assurance that we can comply with these covenants in the future. These covenants may limit our ability to finance future operations or capital needs. If we were to default on these covenants and were unsuccessful in obtaining a waiver of the default, all amounts owing under the defaulted agreement could be required to be immediately due and payable. In this event, we would require sufficient cash to meet the repayment obligation or require additional debt or equity financing, which may not be available. If unable to repay the debt, we would be required to liquidate certain assets in order to obtain the necessary funds or be subject to the risk of having our aircraft repossessed, which could adversely impact our business.

REGULATORY ENVIRONMENT

Domestic

In Canada, civil air transportation, including the establishment of aviation policy, the establishment of maintenance and operations standards, safety, and the provision of ground and airways infrastructure, rests wholly within federal government jurisdiction and is the responsibility of the Minister of Transport (the "Minister"). The *Aeronautics Act* (Canada) gives the Minister the authority to certify air carriers as being adequately equipped and capable of conducting a safe operation. Pursuant to the *Aeronautics Act* (Canada), we obtained our air operator certificate, which allows us to operate a commercial air service with Boeing 737 jet aircraft.

The *Canada Transportation Act* (the "*Act*") is the legislation pursuant to which the Canada Transportation Agency regulates transportation industries in Canada, including the air transport industry. The *Act* requires that holders of licenses be "Canadian," controlled in fact by Canadians, and that at least 75 per cent of their voting interests be owned and controlled by "Canadians" (as defined in the *Act*). We have amended our Articles by the creation of Variable Voting Shares for any person owning or controlling common equity who is not Canadian, limiting their aggregate voting interests to 25 per cent of all voting interests at any time. See "Capital Structure" above.

Commencing in January 1988, the deregulation of the airline industry in Canada allowed carriers to establish airfares and conditions of carriage without government regulation, making it easier for new airlines to start up and for existing ones to expand. The principle of free market entry under the *Act* is presently limited only by the requirements that the carrier be "Canadian," as defined in the *Act*, that it hold an operating certificate and that it is suitably insured.

Competition Act

Legislative Framework

Competition in the Canadian airline industry is regulated under the *Competition Act*, a federal statute designed to maintain and encourage competition in Canada in order to promote efficiency and adaptability of the Canadian economy and to provide consumers with competitive prices and product choices. In addition to the general criminal and civil provisions of the *Competition Act*, the *Competition Act* contains several airline specific provisions. These provisions were enacted to address concerns arising out of the dominance of Air Canada in the airline industry following Air Canada's acquisition of Canadian Airlines in January of 2000.

Specifically, on July 5, 2000, the abuse of dominance provisions of the *Competition Act* (Section 78) were amended to include forms of potentially anti-competitive acts specific to the industry, including "acts or conducts of a person operating a domestic service" as are set out in the regulations. The *Regulations Respecting Anti-Competitive Acts of Persons Operating a Domestic Service* (the "Regulations") were subsequently enacted in August 2000 to include a number of additional potentially anti-competitive acts largely designed to capture anti-competitive, strategic pricing, and output behaviours, including, among others, operating or increasing capacity on a route or routes at fares that do not cover the avoidable cost of providing the service, and altering its schedules, networks, or infrastructure for the purpose of disciplining or eliminating a competitor or impeding or preventing a competitor's entry into, or expansion in, a market. Section 104.1 of the *Competition Act* was also enacted in July of 2000 to enable the Commissioner of Competition (the "Commissioner") to issue a temporary order prohibiting a person from operating a domestic service when parties have met certain preconditions related to concerns about anti-competitive activity. These provisions, however, were struck down by the Quebec Court of Appeal in 2003 on the basis that they conflict with right to due process of law under the *Canadian Bill of Rights*. An appeal by the Government of Canada to the Supreme Court of Canada was in March of 2003 but was subsequently withdrawn on June 3, 2004.

Section 79 of the *Competition Act* was amended in June of 2002 to allow the Competition Tribunal to assess a monetary penalty against a person operating a domestic service engaged in anti-competitive conduct contrary to Section 79 of up to $15 million (an "Airline AMP").

The Regulations were tested in a proceeding between the Commissioner and Air Canada that commenced in March of 2001 that arose as a result of investigations into Air Canada's response to WestJet's expansion into eastern Canada (the "Air Canada (WestJet) Case") The application alleged that Air Canada was engaged in anti-competitive practices, namely operating or adding capacity at fares that did not cover the avoidable cost of providing the service. The Competition Tribunal decided to hear the case in two parts, the first to deal with the approach to and meaning of "avoidable costs", and the second to deal with whether Air Canada abused its dominant position. The reasons for the decision of the Competition Tribunal on the first part were released in July 2003. As a result of the aftermath of the events of September 11, 2001 and in light of Air Canada filing for protection under the *Company Creditors Arrangement Act* in April 2003, among other events, the Competition Tribunal stayed its decision on the first part and in October of 2004, the proceedings were discontinued in their entirety.

The Competition Bureau clarified its approach to the enforcement of the *Competition Act* in the airline industry in any open letter to major Canadian airlines in September of 2004 indicating the policy it would follow when enforcing the abuse of dominance and predatory pricing provisions of the *Competition Act*.

In an open-letter, the Competition Bureau endorsed the approach to, and definition of "avoidable costs" established by the Competition Tribunal in the Air Canada (WestJet) case.

The Minister of Industry introduced Bill C-19 to the Canadian Parliament in November 2004. This Bill contained amendments to repeal the airline specific provisions. It was the Commissioner's view that the general provisions of the *Competition Act* were sufficient to deal with competition in the airline industry. This Bill received first reading on November 2, 2004 and was referred for review on November 16, 2004. On dissolution of Parliament in December 2005, Bill C-19 died and the status of those amendments is now uncertain under the new government of Canada.

The Security Charge and Canadian Security Authority

The *Canadian Air Transport Security Act* was brought into force in April 2002 and established the Canadian Air Transport Security Authority ("CATSA"). CATSA is mandated to take actions, either directly or through screening contractors, for the screening of persons accessing aircraft or restricted airport areas, including their carry-on possessions and baggage. CATSA is also responsible for such other air transport security functions as the Minister might assign to it from time to time. In connection with providing security functions, CATSA is entitled to enter into agreements with RCMP for the provision of services, including services on aircraft. Airport authorities are required to maintain, free of charge, such space as CATSA may require in the airport facility to conduct its security operations. In addition, extensive security and screening measures for airlines and airports have been enacted and updated under the *Security Screening Order*, *Air Carrier Security Measures* and *Aerodrome Security Measures*.

The *Air Traveller's Security Charge Act* (the "*Security Charge Act*") was brought into force in March 2002. The *Security Charge Act* stipulates that issuers of tickets are obligated to collect, as agent and trustee for the Government of Canada, a security charge ("Security Charge"). When first enacted, the Security Charge was $12.00 ($11.22 if GST was required to have been paid), for each "chargeable enplanement," which included connecting flights between the point of origin and the point of destination, to a maximum of $24.00 ($22.43 if GST was applicable) for round trips. We are required to file monthly returns with respect to each preceding month detailing prescribed information with respect to Security Charge collections and to pay that amount to the government.

Government recognition of the effects of the Security Charge has led to a reduction in the Security Charge since its inception. Effective April 1, 2004, the level of charge for air travel within Canada has been reduced to $12 from $14 for round-trip travel and to $6 from $7 for one-way travel. The level of the charge for transborder air travel was reduced to $10 from $12 and for other international air travel the rate has been reduced to $20 from $24. The charge was again subsequently reduced effective March 1, 2005 to $5.00 for one-way travel within Canada, to $8.50 for transborder air travel and to $17.00 for other international travel.

Recent Developments

The Canadian Minister of Transport introduced Bill C-11, An Act to Amend the *Canada Transportation Act* and *Railway Safety Act* and to make consequential amendments to other Acts", on May 4, 2006. The Bill has been approved by the House of Commons and is presently before the Senate. Bill C-11 addresses a number of matters which are important to WestJet in the air transportation sector, including the expansion of stated matters relating to national transportation policy to include items such as security and protection of the environment, the addition of security programs to the list of purposes for which transportation data can be collected by the Minister of Transport, the creation of a mediation process for disputes concerning Federal transportation matters prior to adjudication before the CTA and the replacement of the Office of the Air Travel Complaints Commissioner with provisions simply making such function part of the everyday operations of the CTA. Bill C-11 also proposes to require the prominent display of tariffs on domestic service, including the publication on an air carrier's internet site of the terms of conditions of carriage required to be in a tariff. The Bill also provides for broad regulation making authority to require air carriers to expand disclosure in advertising to include all elements of costs, including third party charges collected by the air carrier.

Bill C-20 was introduced by the Minister of Transport to the House of Commons on June 15, 2005 and is titled, "An Act respecting airports, airport authorities and other airport operators and amending the *Transportation Appeal Tribunal of Canada Act*". The proposed *Canada Airports Act* is intended to continue airport authorities as non-share capital, not-for-profit corporations under the Act with the establishment of an appropriate corporate and governance framework for the circumstances and structure of airport authorities. Bill C-20 positions the Government of Canada as the responsible party for protecting the public interest as it relates to airports, including overseeing administration of the proposed Act, the ability to audit the business and affairs of airports and to give direction and create regulations regarding issues such as equitable access for airlines and slot allocation. Bill C-20 is also intended to enhance the transparency, disclosure and accountability of airport operators by providing public access to key airport documents, including master plans, annual reports, financial statements, environmental management plans and periodic performance reviews. The Bill also sets out principals to guide the establishment of aeronautical and passenger fees and fee setting processes, including consultation of affected parties, in the changing of fee at the country's largest airports.

WestJet is not in a position to determine, if or when Bill C-11 or Bill C-20 will become law, or whether there will be material changes to the proposed legislation as it now stands before the Parliament of Canada.

International and Transborder

International scheduled air services are regulated by the governments involved. International route rights are obtained through bilateral negotiations between Canada and foreign countries. Bilateral agreements provide for the rights which may be exercised over an agreed routing and the conditions under which the airlines may operate, including, among others, the number of airlines which may operate, the capacity and/or flight frequencies that may be provided, and the controls over tariffs to be charged. Many bilateral agreements to which Canada is a party provide for the designation of more than one Canadian airline, while some provide for the designation of only one Canadian airline. The Transport Minister has the authority to designate which carriers have the right to serve scheduled international routes, except routes to the U.S., which are governed by the Air Transportation Agreement between Canada and the U.S. originally signed in February 1995 (the "Open Skies Agreement").

Under the Open Skies Agreement, the Canadian government may designate as many carriers as it wishes to service U.S. destinations. Prior to commencing service, a designated airline must make an application to U.S. government authorities, and the appropriate authorizations and permissions are required to be granted by such authorities with minimal procedural delay provided Canadian ownership requirements, qualifications under laws normally applicable to international air transportation, and safety and aviation security requirements under the Open Skies Agreement, are met by the airline. No restrictions as to capacity, frequency, or aircraft size are imposed under the Open Skies Agreement. Designated airlines may, at their option, combine two or more points in the U.S. in a through service. However, the ability of foreign domiciled airlines to carry new passengers between domestic points in another country is prohibited in Canada and the U.S.

On November 11, 2005, as a result of negotiations between Canada and U.S. officials, the federal government announced amendments to the Open Skies Agreement. While the 1995 Open Skies Agreement created an open system for air services between the two countries, certain restrictions remained in place. The most significant amendment from the November negotiations involves the introduction of "fifth freedom rights," which refer to the right of an air carrier to carry passenger traffic from one country to and from any third country on any flight originating, traversing or ending in its home country. The ability for a Canadian carrier to take advantage of this right requires equivalent rights from the third country. The amendments agreed to in the November negotiations came into force on March 12, 2007. As we continue to look at new destinations, and examine potential strategic alliances with other carriers, this new Agreement will provide us with expanded marketing opportunities to broaden our network and expand our reach.

Privacy

WestJet is subject to privacy laws regarding the collection, use, disclosure and protection of personal information, including passenger and employee personal information, including Canada's federal private sector privacy legislation, the Personal Information Protection and Electronic Documents Act ("PIPEDA"), which governs the collection, use and disclosure of personal information in the course of commercial activities by a federally regulated business. We have taken steps to develop and maintain a privacy policy and related practices which are designed to meet or exceed the requirements of applicable privacy legislation, primarily focused on PIPEDA, but considering other laws as well. We believe that our privacy policy and practices comply with applicable laws.

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company, at its principal offices in Calgary, Alberta and Toronto, Ontario, is transfer agent and registrar for our Common Voting Shares and Variable Voting Shares.

ADDITIONAL INFORMATION

Additional information relating to WestJet may be found on SEDAR at www.sedar.com. As well, additional information including restrictions on voting securities, executive remuneration and indebtedness, principal holders of securities of WestJet, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions, as applicable, is contained in our information circular with respect to the annual and special meeting of shareholders to be held on May 1, 2007. Additional financial information and discussion of the affairs of WestJet is provided in the financial statements and management's discussion and analysis for the fiscal period ended December 31, 2006, being the most recently completed annual fiscal period of WestJet, which are included in our annual report for the period ended December 31, 2006, which information is incorporated herein by reference. A copy of such documents may be obtained upon request from the Secretary of WestJet.

On February 26, 2007, WestJet filed a notice with the Toronto Stock Exchange (the "TSX") to make a normal course issuer bid to purchase outstanding shares on the open market. As approved by the TSX, WestJet is authorized to purchase up to 2,000,000 shares (representing approximately 1.5% of its currently issued and outstanding shares) during the period of February 28, 2007 to February 27, 2008, or until such earlier time as the bid is completed or terminated at the option of WestJet. Any shares WestJet purchases under this bid will be purchased on the open market through the facilities of the TSX at the prevailing market price at the time of the transaction. Shares acquired under the bid will be cancelled. WestJet believes that, from time to time, the market price of its shares may not reflect their underlying value. At such times, the purchase of shares for cancellation will be advantageous to shareholders by increasing the value of shares remaining. The purchase of shares will also offset the dilutive affect of the issuance of shares pursuant to the exercise of stock options.

We will also provide to any person upon request to the Secretary of WestJet, 5055 - 11 Street N.E., Calgary, Alberta T2E 8N4 one copy of:

(I) Our Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(II) Our comparative financial statements for our most recently completed financial year together with the accompanying report of the auditors and one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed financial year;

(III) One copy of our information circular in respect to our most recent annual meeting;

(IV) One copy of any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus; and

(V) One copy of our Notice of Intention to make a Normal Course Issuer Bid

Except when the securities of WestJet are in the course of distribution pursuant to a preliminary short form prospectus or short form prospectus, we may require the payment of a reasonable charge if the request is made by a person who is not a security holder of WestJet.

® Trademarks of AIR MILES International Trading B.V. Used under license by Loyalty Management Group Canada Inc., WestJet and Bank of Montreal.

®† Registered trade-marks of Bank of Montreal. Patent pending. ®* Bank of Montreal is a licensed user of the registered trademark and design of MasterCard International Inc.

APPENDIX "A"

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

CHARTER

I. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by supervising the quality and integrity of the Corporation's financial reporting to shareholders, governmental bodies or the public; the Corporation's systems of internal controls regarding finance, accounting and legal compliance that management and the Board have established; the independent auditors' qualifications and independence; and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

(a) Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.

(b) Review and appraise the audit efforts of the Corporation's independent auditors and internal auditing department.

(c) Provide an open avenue of communication among the independent auditors, financial and senior management, the internal auditing department, and the Board of Directors (e.g. through WestJet's Confidential and Anonymous Reporting Hotline).

(d) Report regularly to the Board of Directors on significant results of the foregoing activities.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

II. COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, as defined by Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee shall be financially literate as defined by MI 52-110. Committee members are encouraged by the Board to enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or outside consultants.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. MEETINGS

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its role to foster open communication, the Committee should meet at least quarterly with management, the independent auditors and the internal auditor in separate executive sessions, without management present in the case of the latter two, to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee should meet with the independent auditors and management quarterly to review the Corporation's financials consistent with IV. 2 below.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports

1. Review this Charter at least once every two (2) years and present for approval any changes to the Board of Directors.

2. Review with management and the independent auditors the annual and quarterly financial statements and notes and recommend to the Board of Directors the approval of the financial statements and notes and subsequent earning release to the public.

3. Review management's discussion and analysis of financial results and recommend to the Board of Directors their approval and public release.

4. Review regular internal reports to management prepared by the internal audit department and management's response. Ensure executive summaries of internal audit reports are provided to Board of Directors.

5. Review significant audit findings during the year, including the status of previous audit recommendations for both internal and external audits.

6. Review regular summary reports of directors' and officers' expense account claims at least annually. Establish and review approval policies for expense reports and as required request audits of expense claims and policies for expense approval and reimbursements. The chairman of the Audit Committee or of the Compensation Committee is to approve expense reports of the president and CEO; and the CEO is to approve those of the directors and officers.

7. Require the independent auditors to provide a report describing (i) alternative treatment of financial information within generally accepted accounting principles (GAAP) discussed with management, if any, and (ii) other material written communications between the independent auditors and management, if any, and review such report(s).

8. Review with management and the independent auditors any correspondence with regulators or government agencies and any employee complaints or public issues which raise material issues regarding the Corporation's financial statements or accounting policies, if any.

9. Review with management and independent auditors any off-balance sheet financing mechanisms, transactions and obligations, if any.

10. Review any material related party transactions.

11. Discuss guidelines and policies with respect to risk management, discuss major financial risk exposures and steps that management has taken to monitor and control such risks.

Independent Auditors

12. Recommend to the Board of Directors the selection of the independent auditors, who shall report directly to the Audit Committee. The Committee will consider the independence and effectiveness of the independent auditors, and approve the fees and other compensation, including fees for pre-approved non-audit services, to be paid to the independent auditors.

13. The Audit Committee will formally pre-approve any fees for non-audit services.

14. Oversee the work of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting.

15. On at least an annual basis, (i) review the independent auditors' internal quality-control procedures, (ii) review any material issues raised by the most recent internal quality-control review or other review, (iii) ensure that the independent auditors do not provide non-audit services that would disqualify them as independent under applicable law, (iv) review experience and qualifications of senior members of the independent audit team, and (v) review and discuss all significant relationships between the auditors and the Corporation to ensure the continuing independence and objectivity of the independent auditors.

16. Annually review the performance of the independent auditors and approve any proposed discharge of the independent auditors when circumstances warrant.

17. Regularly consult with the independent auditors without the presence of management about internal controls and the fullness, accuracy and quality of the organization's financial statements and the appropriateness of the accounting principles used. Consider the ability and strength of accounting and internal control systems, the effectiveness of the audit and the competence of finance personnel.

18. Review and approve, in consultation with finance management and the senior internal auditor, the audit scope, plan and services of the internal audit department.

19. Review and approve, in consultation with finance management and the independent auditors, the audit scope, plan and services of the independent auditors.

20. Review and approve the Corporation's hiring policies regarding employees and former employees of the Corporation's present and former independent auditors.

Financial Reporting Processes

21. In consultation with the independent auditors and the internal auditors, review the integrity of the organization's financial reporting processes, both internal and external, and identify any significant or material weaknesses in the design or operation of such processes. Report such

weaknesses to the Board, if appropriate.

22. Consider the independent auditors' judgments about the quality, consistency and appropriateness of the Corporation's accounting principles as applied in its financial reporting and the Corporation's financial reporting and accounting estimates.

23. Review with management, the CFO, the internal audit department and the independent auditors methods used to establish and monitor the Corporation's policies with respect to unethical or illegal activities by employees that may have a material effect on financial statements.

24. Review with management, the internal audit department and the independent auditors recommendations that independent auditors may have, especially those characterized as "material" or "serious". Report such recommendations to the Board, if appropriate.

25. Consider and recommend to the Board, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as recommended by the independent auditors, management or the internal audit department.

Process Improvement

26. Following completion of the annual audit, review separately with the independent auditors and internal auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

27. Review any changes to the audit plan and significant disagreements among management and the independent auditors in connection with the preparation of the financial statements and report to the Board of Directors any significant disagreements, whether resolved or unresolved.

28. Review with the independent auditors, the internal auditors and management the extent to which changes to, or improvements in, accounting principles and practices previously approved by the Audit Committee have been implemented.

29. Review and establish procedures for the (i) receipt, retention, and treatment of complaints regarding accounting or financial reporting controls, (ii) confidential, anonymous submission of concerns regarding questionable accounting or auditing matters (e.g. WestJet's Confidential and Anonymous Reporting Hotline), and (iii) addressing material breaches of securities law, fiduciary duties, or similar material violation.

30. Conduct and authorize investigations into any matters within the Committee's scope of responsibilities.

31. Ensure that adequate policies and procedures are in place to identify, mitigate, monitor and report all business risks on an ongoing, proactive basis.

32. Review the appointment, performance, replacement and termination, if applicable, of the senior internal auditor.

33. On at least an annual basis, review with the Company's counsel, any legal matters that could

have a significant impact on the organization's financial statements, the company's compliance with applicable laws and regulations, and inquiries received from regulators or government agencies.

34. Perform any other activities consistent with this Charter, the Corporation's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

V. AUTHORITY

The Committee will have the authority to:

(a) Engage independent counsel and other advisors as necessary.

(b) Set and pay the compensation for any advisors employed.

(c) Communicate directly with the internal and external auditors.

WESTJET

FOR IMMEDIATE RELEASE

WestJet announces normal course issuer bid

CALGARY, ALBERTA. February 26, 2007. WestJet Airlines Ltd. (WestJet) is pleased to announce that the Toronto Stock Exchange (TSX) has accepted its notice to make a normal course issuer bid to purchase outstanding shares on the open market, in accordance with the rules of the TSX.

As approved by the TSX, WestJet is now authorized to purchase up to 2,000,000 common voting shares or variable voting shares (collectively, shares), representing approximately 1.5 per cent of the airline's currently issued and outstanding shares. As of today's date, there are 129,815,161 shares outstanding, 16,911,389 shares of which are held by insiders.

WestJet is authorized to make purchases during the period of February 28, 2007 to February 27, 2008, or until such earlier time as the bid is completed or terminated at the option of WestJet. Any shares WestJet purchases under this bid will be purchased on the open market through the facilities of the TSX at the prevailing market price at the time of the transaction. Shares acquired under the bid will be cancelled.

WestJet believes that, from time to time, the market price of its shares may not reflect their underlying value. At such times, the purchase of shares for cancellation will be advantageous to shareholders by increasing the value of shares remaining. The purchase of shares will also offset the dilutive affect of the issuance of shares pursuant to the exercise of stock options.

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 35-city North American and Caribbean network. Named Canada's most admired corporate culture in 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

This discussion may contain forward-looking statements and are subject to, and may be affected by, numerous risks and uncertainties, some of which are beyond WestJet's control. WestJet's results may differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to these differences include, but are not limited to: changes in government policy, exchange rates, interest rates, disruption of supplies, volatility of fuel prices, terrorism, general economic conditions, the competitive environment and other factors described in WestJet's public reports and filings. Forward-looking statements are subject to change and WestJet does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise.

-30-

WestJet Contacts:
Gillian Bentley, Media Relations
(403) 444-2615
gbentley@westjet.com

April Crane, Investor Communications
(403) 444-2254
acrane@westjet.com
Website: westjet.com

FOR IMMEDIATE RELEASE

WestJet's fleet expanding to 85 aircraft in 2009

WestJet finalizes term sheet for two additional aircraft

CALGARY, Alberta. February 28, 2007. WestJet today announced that it has finalized a term sheet with Singapore Aircraft Leasing Enterprise (SALE) for two Boeing Next-Generation 737 aircraft to be delivered in 2009. Details of the agreement include one 700-series and one 800-series aircraft scheduled for delivery in November and December 2009.

"As WestJet builds on its partnership with SALE we are thrilled to add two more leased aircraft to our 2009 growth plans," said Sean Durfy, President WestJet. "As demonstrated by our 2006 financial results, our ability to continuously increase capacity, maintain favourable load factors and produce profitable results gives us confidence in our continued momentum as we grow our fleet to 85 aircraft in 2009."

WestJet currently has a registered fleet of 64 aircraft, with six additional aircraft committed for delivery in the remainder of 2007, six scheduled for delivery in 2008 and nine committed for delivery in 2009. By the end of 2009, WestJet will have a registered fleet of 85 aircraft.

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 35-city North American and Caribbean network. Named Canada's most admired corporate culture in 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact:
Gillian Bentley, WestJet Media Relations
Telephone: (403) 444-2615
Website: www.westjet.com

FOR IMMEDIATE RELEASE

WestJet reports record February load factor of 82.3 per cent

Airline's monthly traffic indicators showing continued strength

CALGARY, Alberta. March 6, 2007. WestJet today announced its best February traffic results to date, reporting a load factor of 82.3 per cent on a capacity of 1.1 billion available seat miles (ASM).

Sean Durfy, WestJet's President commented, "2007 is off to a great start with 20 per cent year-to-date ASM growth and record load factors for January and February. Our seasonal deployment of aircraft to WestJet sun spots, our growing network connectivity and our WestJetters' continued focus on delivering exceptional guest service are key factors in our terrific performance."

February 2007 Traffic Results

	February 2007	February 2006	Per cent change
Load Factor	82.3%	80.8%	1.5 pts.
Available Seat Miles (ASM)	1,080.5 million	899.9 million	20
Revenue Passenger Miles (RPM)	888.7 million	727.3 million	22

	Year-to-date 2007	Year-to-date 2006	Per cent change
Load Factor	78.9%	78.0%	0.9 pts.
Available Seat Miles (ASM)	2,253.4 million	1,882.5 million	20
Revenue Passenger Miles (RPM)	1,778.7 million	1,469.1 million	21

"This month's load factor combined with a healthy RASM is particularly satisfying in light of February's 20 per cent increase in ASMs. It is shaping up to be great first quarter," said Sean Durfy.

This discussion may contain forward-looking statements and are subject to, and may be affected by, numerous risks and uncertainties, some of which are beyond WestJet's control. WestJet's results may differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to these differences include, but are not limited to: changes in government policy, exchange rates, interest rates, disruption of supplies, volatility of fuel prices, terrorism, general economic conditions, the competitive environment and other factors described in WestJet's public reports and filings. Forward-looking statements are subject to change and WestJet does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise.

- 30 -

For additional information, please contact:

Gillian Bentley, Media Relations
Telephone: (403) 444-2615
E-mail: gbentley@westjet.com

April Crane, Investor Communications
Telephone: (403) 444-2254

E-mail: acrane@westjet.com

Website: **westjet.com**

82-34992

NATIONAL INSTRUMENT 62-103
REPORT FILED BY AN ELIGIBLE INSTITUTIONAL INVESTOR UNDER PART 4
FOR END OF:

February 2007

This is an increase report of Capital Research and Management Company ("CRMC"), a Delaware corporation pursuant to the above-mentioned part of the above-mentioned National Instrument in respect of CRMC's acquisition of **Common Shares** of **WestJet Airline Ltd.**.

(a) Name and address of the eligible institutional investor:

Capital Research and Management Company
333 South Hope Street
Los Angeles, CA 90071-1447

(b) Net increase in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

N/A

(c) Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

0 **Common Shares** (0.00%)

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

0 **Common Shares** (0.00%)

ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor: N/A

iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

n/a

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The abovementioned shares were purchased and are held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

n/a

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

n/a

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

n/a

(i) A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

CRMC is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103. Neither CRMC nor any of its managed accounts presently intend to:

(a) make a formal take-over bid for any securities of the Reporting Issuer;
(b) propose a transaction that would constitute a take-over bid in reliance on an exemption in the *Securities Act* (Ontario); or
(c) propose a reorganization, amalgamation, merger, arrangement or similar business combination with the Reporting Issuer that if completed would reasonably be expected to result in CRMC or its managed accounts, either alone or together with any joint actors, possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

(j) Aggregation Relief:
i) In preparing this report, we have relied on section(s) 5.1 and/or 5.2 of National Instrument 62-103.
ii) CRMC has disclosed ownership and control of the securities.
iii) Securities owned or controlled by other business units or investment funds have not been, or may not have been, disclosed.

Signature

"Liliane Corzo"

Liliane Corzo, Counsel

Please contact **VIVIEN TAN** at (213) 615-0469
Capital Research and Management Company
Eligible Institutional Investor

82-34992

Amended Canadian Filing

The attached filing has been amended and labeled as Corrected. Page 1 Part 3 has been amended to reflect the proper period for which the report is filed.

82-34992

Corrected March 12, 2007

EARLY WARNING REPORT UNDER THE ALTERNATIVE MONTHLY REPORTING SYSTEM OF NATIONAL INSTRUMENT 62-103

1. ***Name and address of the eligible institutional investor:***

   Fidelity Management & Research Company ("FMR Co.")
   82 Devonshire Street
   Boston, MA, 02109

   Pyramis Global Advisors, LLC ("PGALLC")
   53 State Street
   Boston, MA, 02109

   FMR Co., PGALLC, and certain other relevant affiliates and associates are sometimes hereinafter collectively referred to as "Fidelity."

2. ***Name of the reporting issuer:***

   Westjet Airlines Ltd.

3. ***Period for which the report is filed:***

   Period ended January, 2007.

4. ***Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under the early warning requirements:***

   Since Fidelity's last report filed on January 10, 2007, Fidelity's holdings have decreased by 6,696,200 shares. This represents a net decrease of 42.51% of the shares held by Fidelity.

5. ***Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:***

   Fidelity now holds 9,054,900 Common Shares representing approximately 7.35% of the outstanding shares of that class.

6. ***Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:***

(i) the eligible institutional investor, either alone or together with any joint actors, have ownership and control:

N/A.

(ii) the eligible institutional investor, either alone or together with any joint actors, have ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

N/A.

(iii) the eligible institutional investor, either alone or together with any joint actors, have exclusive or shared control but does not have ownership:

9,054,900 Common Shares representing approximately 7.35% of the outstanding shares of that class.

7. *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

The Common Shares of Westjet Airlines Ltd. were disposed of in the ordinary course of business, for investment purposes only and not with the purpose of exercising control or direction over Westjet Airlines Ltd. Fidelity may from time to time, on behalf of funds or accounts it manages, acquire additional Common Shares, dispose of some or all of the Common Shares they hold or continue to hold Common Shares.

8. *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

N/A.

9. *Names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:*

N/A.

10. ***If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements:***

N/A.

11. ***Eligibility to file reports under the alternative monthly reporting system:***

Fidelity is eligible to file this report under the alternative monthly reporting system of National Instrument 62-103.

12. ***Declaration:***

The filing of this report is not an admission that any entity named in this report owns or controls any securities or is a joint actor with another named entity.

DATED February 12, 2007

By: */s/"Eric D. Roiter"*

Name: Eric D. Roiter
Title: Senior V.P. & General Counsel – FMR Co.

By: */s/"Mike Howard"*

Name: Mike Howard
Title: Senior V.P. & Chief Financial Officer – PGALLC

82-34992

FEE RULE

RECEIVED
2007 APR -4 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: WestJet Airlines Ltd.

Fiscal year end date used to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent fiscal year end *Common Voting Shares* — (i) 124,495,951

Market value of listed or quoted securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent fiscal year end *Variable Voting Shares* — (ia) 5,152,737

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) *Common Voting Shares* — (ii) $11.60

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) *Variable Voting Shares* — (iia) $11.59

Market value of class or series — (i) X (ii) = (A) $1,444,153,032

Market value of class or series — (ia) X (iia) = (B) $59,720,222

Market value of other securities:
(See paragraph 2.11 (b) of the Rule)
(Provide details of how value was determined) — (C)

(Repeat for each class or series of securities) — (D)

Capitalization

(Add market value of all classes and series of securities) (A) + (B) + (C) + (D) — $1,503,873,254

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) — $29,700

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year / 12 = N/A

Late Fee, if applicable
(As determined under section 2.5 of the Rule)

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When a choice between accounting methods exists, management has chosen those it deems conservative and appropriate in the circumstances. Financial statements will necessarily include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects. Financial information contained in the annual report is consistent, where appropriate, with the information and data contained in the consolidated financial statements. All information in the annual report is the responsibility of management.

Management has established systems of internal control, including disclosure controls and procedures which are designed to provide reasonable assurance that financial and non-financial information that is disclosed is timely, complete, relevant and accurate. These systems of internal control also serve to safeguard the Corporation's assets. The systems of internal control are monitored by management, and further supported by an internal audit department whose functions include reviewing internal controls and their application.

The Board of Directors is responsible for the overall stewardship and governance of the Corporation, including ensuring management fulfills its responsibility for financial reporting and internal control, and reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors, comprised of non-management Directors, meets regularly with management, the internal auditors and the external auditors, to satisfy itself that each is properly discharging its responsibilities, and to review the consolidated financial statements and MD&A. The Audit Committee reports its findings to the Board of Directors prior to the approval of such statements for issuance to the shareholders. The Audit Committee also recommends, for review by the Board of Directors and approval of shareholders, the reappointment of the external auditors. The internal and external auditors have full and free access to the Audit Committee.

The consolidated financial statements have been audited by KPMG LLP, the independent external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. The auditors' report outlines the scope of their examination and sets forth their opinion.

CLIVE J. BEDDOE
Executive Chairman
and Chief Executive Officer

JANICE PAGET
Vice-President, Controller
and Co-Chief Financial Officer

DEREK PAYNE
Vice-President,
Finance and Corporate Services
and Co-Chief Financial Officer

Calgary, Alberta
February 12, 2007

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of WestJet Airlines Ltd. as at December 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
February 12, 2007

CONSOLIDATED BALANCE SHEETS

WestJet Airlines Ltd.

December 31, 2006 and 2005
(Stated in Thousands of Dollars)

	2006	2005
Assets		
Current assets:		
Cash and cash equivalents (note 9)	$ 377,517	$ 259,640
Accounts receivable	12,645	8,022
Income taxes recoverable	13,820	13,909
Assets held for sale (note 2)	13,157	—
Prepaid expenses and deposits (note 1(g))	30,727	31,746
Inventory	8,200	6,259
	456,066	319,576
Property and equipment (note 2)	2,158,746	1,803,497
Other assets (note 3)	111,715	90,019
	$ 2,726,527	$ 2,213,092
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 121,157	$ 100,052
Advance ticket sales	148,743	127,450
Non-refundable guest credits	40,508	32,814
Current portion of long-term debt (note 4)	153,720	114,115
Current portion of obligations under capital lease (note 6)	356	2,466
	464,484	376,897
Long-term debt (note 4)	1,291,136	1,044,719
Obligations under capital lease (note 6)	1,483	1,690
Other liabilities (note 5)	14,114	16,982
Future income tax (note 8)	149,283	102,651
	1,920,500	1,542,939
Shareholders' equity:		
Share capital (note 7(b))	431,248	429,613
Contributed surplus (note 7(g))	58,656	39,093
Retained earnings	316,123	201,447
	806,027	670,153
Commitments and contingencies (notes 6 and 10)		
	$ 2,726,527	$ 2,213,092

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Clive Beddoe, Director

Wilmot Matthews, Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

WestJet Airlines Ltd.

Years ended December 31, 2006 and 2005
[Stated in Thousands of Dollars, Except Per Share Amounts]

	2006	2005
Revenues:		
Guest revenues	$ 1,558,471	$ 1,207,075
Charter and other	201,400	179,379
Interest income	13,815	6,308
	1,773,686	1,392,762
Expenses:		
Aircraft fuel	425,506	354,065
Airport operations	262,310	219,144
Flight operations and navigational charges	229,821	183,463
Sales and marketing	154,734	124,154
Depreciation and amortization	111,442	106,624
General and administration	79,817	71,610
Aircraft leasing [note 11(b)]	71,432	65,647
Interest expense	70,196	55,496
Maintenance	69,975	71,397
Inflight	67,220	53,005
Guest services	31,739	27,322
	1,574,192	1,331,927
Earnings from operations	199,494	60,835
Non-operating income (expense):		
Gain (loss) on foreign exchange	32	(2,729)
Gain (loss) on disposal of property and equipment	839	(98)
Non-recurring expenses [note 10(c)]	(15,600)	—
	(14,729)	(2,827)
Employee profit share [note 10(b)]	(20,284)	(6,033)
Earnings before income taxes	164,481	51,975
Income tax (expense) recovery (note 8):		
Current	(3,170)	7,367
Future	(46,635)	(35,341)
	(49,805)	(27,974)
Net earnings	114,676	24,001
Retained earnings, beginning of year	201,447	177,446
Retained earnings, end of year	$ 316,123	$ 201,447
Earnings per share [note 7(d)]:		
Basic	$ 0.88	$ 0.19
Diluted	$ 0.88	$ 0.19

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

WestJet Airlines Ltd.

Years ended December 31, 2006 and 2005
(Stated in Thousands of Dollars)

	2006	2005
Cash provided by (used in):		
Operating activities:		
Net earnings	$ 114,676	$ 24,001
Items not involving cash:		
Depreciation and amortization	111,442	106,624
Amortization of other liabilities	(868)	(604)
Amortization of hedge settlements	1,427	1,391
(Gain) loss on disposal of property and equipment	(839)	98
Loss on disposal of aircraft parts (note 2)	(1,233)	(1,126)
Stock-based compensation expense	21,205	17,604
Issued from treasury stock	—	17,705
Future income tax expense	46,635	35,341
Decrease in non-cash working capital (note 9(a))	43,707	46,290
	336,152	247,324
Financing activities:		
Increase in long-term debt	418,581	256,385
Repayment of long-term debt	(132,559)	(100,487)
Increase in other liabilities	—	8,479
Issuance of shares	—	21,094
Share issuance costs	(10)	(215)
Increase in other assets	(28,139)	(14,350)
Decrease in obligations under capital lease	(480)	(5,846)
Increase in non-cash working capital	(1,071)	(837)
	256,322	164,223
Investing activities:		
Aircraft additions	(438,906)	(660,947)
Aircraft disposals	3,822	404,583
Other property and equipment additions	(41,124)	(44,969)
Other property and equipment disposals	1,611	894
	(474,597)	(300,439)
Increase in cash	117,877	111,108
Cash, beginning of year	259,640	148,532
Cash, end of year	$ 377,517	$ 259,640

Cash is defined as cash and cash equivalents. See note 9(b) for additional cash information.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

WestJet Airlines Ltd.

Years ended December 31, 2006 and 2005
(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

1. **Significant accounting policies:**

(a) Basis of presentation:

These consolidated financial statements include the accounts of WestJet Airlines Ltd. (the "Corporation") and its wholly owned subsidiaries, as well as the accounts of four special-purpose entities, which are utilized to facilitate the financing of aircraft. The Corporation has no equity ownership in the special-purpose entities; however, the Corporation is the primary beneficiary of the special-purpose entities' operations. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions, regarding significant items such as amounts relating to depreciation and amortization, non-refundable guest credits, lease return conditions, future income taxes, stock-based compensation expense, deferred sales and marketing costs, impairment assessments of property and equipment, and the valuation of derivative financial instruments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(b) Cash and cash equivalents:

Cash and cash equivalents are comprised of cash and all investments that are highly liquid in nature and have a maturity date of three months or less.

(c) Revenue recognition:

Guest and charter revenue is recognized when air transportation is provided. Tickets sold but not yet used are reported in the consolidated balance sheet as advance ticket sales.

The Corporation earns revenue from package holiday sales. Revenue from the air content is recognized when air transportation is provided. Revenue from the land content is deferred and recognized on completion of the holiday. Revenue from the land content is generated from providing agency services equal to the amount paid by the guest for products and services less payment to the travel supplier and are reported at the net amounts received, without any associated cost of revenue.

Cargo revenue is recognized when air transportation services are performed under the cargo agreement.

The Corporation earns revenue under the tri-branded credit card agreement which is included in other revenue. Net retail sales revenue is recognized at the time the transaction occurs. Revenue related to account activations is deferred and recognized when the Corporation fulfills its obligations related to the new activations.

(d) Non-refundable guest credits:

Where appropriate, the Corporation issues future travel credits related to guests for flight delays, missing baggage and other inconveniences as a gesture of good faith. These credits are non-refundable and expire one year from the date of issue. The Corporation records a liability based on the estimated incremental cost of a one-way flight in the period the credit is issued. The utilization of guest credits is recorded as revenue when the guest has flown or upon expiry.

(e) Foreign currency:

Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets and revenue and expense items are translated at rates prevailing when they were acquired or incurred. Foreign exchange gains and losses are included in earnings.

1. Significant accounting policies (continued):

(f) Inventory:

Fuel and supplies are valued at the lower cost, determined on a first-in-first-out basis, and replacement value. Aircraft expendables and consumables are expensed as acquired.

(g) Deferred costs:

Sales and marketing expenses attributed to advance ticket sales are deferred and expensed in the period the related revenue is recognized. Included in prepaid expenses and deposits are $10,878,000 (2005 – $13,236,000) of deferred costs.

(h) Property and equipment:

Property and equipment are recorded at cost and depreciated to their estimated residual values. Aircraft under capital lease are initially recorded at the present value of minimum lease payments at the inception of the lease.

Asset	Basis	Rate
Aircraft net of estimated residual value – Next-Generation	Cycles	Cycles flown
Live satellite television included in aircraft – Next-Generation	Straight-line	10 years/lease term
Aircraft net of estimated residual value – 200-series	Flight hours	Hours flown
Ground property and equipment	Straight-line	5 to 25 years
Spare engines and parts net of estimated residual value – Next-Generation	Straight-line	20 years
Spare engines and parts net of estimated residual value – 200-series	Flight hours	Fleet hours flown
Aircraft under capital lease	Straight-line	Term of lease
Other assets under capital lease	Straight-line	Term of lease
Buildings	Straight-line	40 years
Leasehold improvements	Straight-line	Term of lease

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(i) Maintenance costs:

Maintenance and repairs, including major overhauls, are charged to maintenance expense as they are incurred. Maintenance reserves related to certain aircraft leases are paid on a monthly basis over the term of the lease.

Aircraft parts that are deemed to be beyond economic repair are disposed of and the remaining net book values of these parts are included in maintenance expense.

Recovery of costs associated with parts and labour covered under warranty are recognized as an offset to maintenance expense.

(j) Capitalized costs:

Costs associated with assets under development which have probable future economic benefit, which can be clearly defined and measured and are costs incurred for the development of new products or technologies are capitalized. These costs are not amortized until the assets are substantially complete and ready for its

1. **Significant accounting policies (continued):**

(j) Capitalized costs (continued):

intended use, at which time, they are amortized over five to 10 years. Interest attributable to funds used to finance property and equipment is capitalized to the related asset. Legal and financing costs for the loan facilities are capitalized to other assets on the balance sheet and amortized on a straight-line basis over the term of the related loan.

Costs of new route development are expensed as incurred.

(k) Future income tax:

The Corporation uses the liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, calculated using the currently enacted or substantively enacted tax rates anticipated to apply in the period that the temporary differences are expected to reverse.

(l) Stock-based compensation plans:

The Corporation uses the fair value method for valuing stock options. Under this method, as new options are granted, the fair value of these options will be expensed on a straight-line basis over the applicable vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

(m) Financial instruments:

Derivative financial instruments are utilized by the Corporation from time to time in the management of its foreign currency, interest rate and fuel price exposures. The Corporation's policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. In the event that a derivative financial instrument is not designated for hedge accounting, does not qualify for hedge accounting or the event that the hedge is ineffective, changes in the fair value of derivative financial instruments are recorded in non-operating income or expense.

Gains or losses relating to derivatives that are designated as hedges are deferred in other assets and/or other liabilities and recognized in the same period and in the same financial category as the corresponding hedged transactions.

(n) Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method, which assumes that the total proceeds obtained on the exercise of options and the unamortized portion of stock based compensation would be used to purchase shares at the average price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

(o) Comparative figures:

Certain prior-period balances have been reclassified to conform to current period's presentation.

2. Property and equipment:

2006	Cost	Accumulated depreciation	Net book value
Aircraft – Next-Generation	$ 2,086,301	$ 185,526	$ 1,900,775
Ground property and equipment	153,896	65,854	88,042
Spare engines and parts – Next-Generation	70,459	10,145	60,314
Buildings	40,028	4,825	35,203
Leasehold improvements	6,914	4,579	2,335
Other assets under capital lease	2,481	694	1,787
	2,360,079	271,623	2,088,456
Deposits on aircraft	38,011	—	38,011
Assets under development	32,279	—	32,279
	$ 2,430,369	$ 271,623	$ 2,158,746

2005	Cost	Accumulated depreciation	Net book value
Aircraft – Next-Generation	$ 1,619,850	$ 102,914	$ 1,516,936
Ground property and equipment	135,217	52,664	82,553
Spare engines and parts – Next-Generation	67,960	8,029	59,931
Buildings	39,636	3,825	35,811
Leasehold improvements	6,302	3,992	2,310
Other assets under capital lease	2,289	198	2,091
Spare engines and parts – 200-series	12,547	11,128	1,419
Aircraft – 200-series	3,892	2,861	1,031
Aircraft under capital lease	19,475	19,475	—
	1,907,168	205,086	1,702,082
Deposits on aircraft	73,493	—	73,493
Assets under development	27,922	—	27,922
	$ 2,008,583	$ 205,086	$ 1,803,497

During the year, property and equipment was acquired at an aggregate cost of $192,000 (2005 – $2,137,000) by means of capital leases.

During the year the Corporation capitalized $6,849,000 (2005 – $3,250,000) of interest related to aircraft financing.

Subsequent to year-end the Corporation announced the suspension of the aiRES project while an amendment to the contract is negotiated. If the negotiation is unsuccessful, the parties will each be in a position to proceed with claims against each other. While the Corporation is committed to completing the aiRES project, uncertainty does remain, the outcome of which may impact the future recoverability of the project and may have a significant impact on the financial statements of future periods. As at December 31, 2006, $31,869,000 (2005 – $16,781,000) is included in assets under development for costs related to the aiRES project.

Included in aircraft costs are estimated lease return costs for Next-Generation aircraft totalling $1,107,000 (2005 – $1,107,000) and associated accumulated amortization of $329,000 (2005 – $233,000) for these aircraft under operating leases. These amounts are being amortized on a straight-line basis over the term of each lease.

During the year, the Corporation recognized $609,000 (2005 – $NIL) of costs previously capitalized for winglet certification on the 737-600 series aircraft in maintenance expense as a result of the abandonment of the winglet program on these aircraft. In addition, the Corporation expensed $1,233,000 (2005 – $1,126,000) of aircraft parts deemed to be beyond economic repair which were also included in maintenance expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

WestJet Airlines Ltd.

Years ended December 31, 2006 and 2005
(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

2. **Property and equipment (continued):**

The Corporation has entered into agreements to sell certain spare engines and aircraft parts to an unrelated third party. At December 31, 2006, these engines and parts have been taken out of revenue generating service and are included at their net book value in current assets, as assets held for sale. These transactions were completed in early 2007.

3. **Other assets:**

	2006	2005
Financing fees	$ 65,892	$ 50,010
Security deposits and other leaseholds	43,263	31,204
Hedge settlements	19,479	19,479
Other amounts	2,097	1,899
Accumulated amortization	(19,016)	(12,573)
	$ 111,715	$ 90,019

Financing fees are related to the facilities for the purchase of the Boeing Next-Generation aircraft and hedge settlements relate to certain leased Boeing Next-Generation aircraft. Amortization of financing fees totalling $5,016,000 (2005 – $3,673,000) has been included in depreciation and amortization and amortization of hedge settlements totalling $1,427,000 (2005 – $1,391,000) has been included in aircraft leasing for the year ended December 31, 2006.

4. **Long-term debt:**

	2006	2005
$1,709,467,000 in 45 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal instalments ranging from $674,000 to $955,000, including fixed interest at a weighted average rate of 5.31%, maturing between 2014 and 2018. These facilities are guaranteed by the Ex-Im Bank and secured by 32 700-series aircraft and 13 600-series aircraft.	$ 1,393,439	$ 1,114,506
$35,000,000 in three individual term loans, repayable in monthly instalments ranging from $104,000 and $166,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 6.88% at December 31, 2006, maturing between 2008 and 2011, secured by three Next-Generation flight simulators.	26,223	19,615
$12,000,000 term loan, repayable in monthly instalments of $108,000 including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility.	10,426	10,767
$16,968,000 in 24 individual term loans, amortized on a straight-line basis over a five-year term, repayable in quarterly principal instalments ranging from $29,000 to $47,000 including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 4.35% at December 31, 2006, maturing between 2009 and 2011, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft.	11,699	10,462
$4,550,000 term loan, repayable in monthly instalments of $50,000, including floating interest at the bank's prime rate plus 0.50%, with an effective interest rate of 6.50% as at December 31, 2006, maturing April 2013, secured by the Calgary hangar facility.	3,069	3,484
	1,444,856	1,158,834
Less current portion	153,720	114,115
	$ 1,291,136	$ 1,044,719

The net book value of the property and equipment pledged as collateral for the Corporation's secured borrowings was $1,964,139,000 as at December 31, 2006 (2005 – $1,549,107,000).

Held within the special-purpose entities, as described in note 1, are liabilities of $1,743,984,000 (2005 – $1,392,629,000) and corresponding assets of $1,744,291,000 (2005 – $1,393,801,000), which are included in the consolidated financial statements.

Future scheduled repayments of long-term debt are as follows:

2007	$ 153,720
2008	161,425
2009	145,593
2010	144,877
2011	157,466
2012 and thereafter	681,775
	$ 1,444,856

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

4. Long-term debt (continued):

During 2006, the Corporation acquired 12 aircraft supported by loan guarantees from the Export-Import Bank of the United States (Ex-Im Bank). In 2005, the Corporation completed financing arrangements for US $386.1 million for the purchase of seven aircraft delivered in 2005 and six aircraft delivered between February and June 2006. In 2006, the Corporation completed financing arrangements for US $191.1 million to support the acquisition of six aircraft delivered between July and December 2006. As at December 31, 2006, the Corporation has accepted the 12 2006 aircraft deliveries under these facilities and drew a total of CAD $409.6 million (US $360.6 million).

These facilities were drawn in Canadian dollars, in separate instalments, with five- and 12-year terms for live satellite television equipment and new aircraft, respectively. Each loan is amortized on a straight-line basis over the respective terms in quarterly principal instalments, and interest is calculated on the outstanding balance.

As at December 31, 2006, the Corporation has an unutilized and uncancelled balance of a final commitment from Ex-Im Bank totalling US $1 million for the purchase of live satellite television systems. The Corporation also has a total preliminary commitment from Ex-Im Bank for US $240.2 million for seven aircraft to be delivered in 2007 and 2008.

The Corporation will be charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Ex-Im Bank facility, payable at specified dates and upon delivery of an aircraft, and is charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

The Corporation has available two facilities with a Canadian chartered bank totalling $15,000,000 (2005 – $8,000,000) for letters of guarantee. At December 31, 2006, letters of guarantee totalling $9,858,000 (2005 – $6,830,000) have been issued under this facility. These facilities are secured by a general security agreement, an assignment of insurance proceeds and $1,858,000 of cash.

5. Other liabilities:

Included in other liabilities is $6,000,000 (2005 – $8,000,000) of unearned revenue related to the BMO Mosaik®, AIR MILES®, Mastercard® credit card for future net retail sales and for bounty on newly activated credit cards. During the year ended December 31, 2006, the Corporation recognized $2,000,000 (2005 – $2,000,000) of this unearned revenue. The remaining unearned revenue balance will be recognized during the next two years with $3,000,000 earned in 2007 and $3,000,000 in 2008.

At December 31, 2006, included in other liabilities are deferred gains from the sale and leaseback of aircraft totalling $7,007,000 (2005 – $7,875,000), net of amortization, which are being deferred and amortized over the lease term with the amortization included in aircraft leasing. During the year ended December 31, 2006, the Corporation recognized amortization of $868,000 (2005 – $604,000).

In 2006, the Corporation has also included in other liabilities $1,107,000 (2005 – $1,107,000) pertaining to the estimated lease return costs on its Next-Generation leased aircraft.

6. **Leases:**

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses and satellite programming, as well as capital leases relating to ground handling equipment. The obligations are as follows (see note 10 for additional commitments):

	Capital leases	Operating leases
2007	$ 444	$ 102,375
2008	444	118,338
2009	444	137,906
2010	698	141,627
2011	38	139,453
2012 and thereafter	—	598,092
Total lease payments	2,068	$ 1,237,791
Less weighted average imputed interest at 5.29%	(229)	
Net minimum lease payments	1,839	
Less current portion of obligations under capital lease	(356)	
Obligations under capital lease	$ 1,483	

The Corporation has certain operating leases primarily related to aircraft that are denominated in US dollars. The US-dollar amounts of these operating leases, which have been included at their Canadian-dollar equivalent above, are as follows:

2007	$ 76,430
2008	92,673
2009	114,343
2010	119,154
2011	119,067
2012 and thereafter	500,035
	$ 1,021,702

The Corporation has committed to lease an additional 11 737-700 aircraft and two 737-800 aircraft to be delivered between 2007 and 2009, for terms ranging between eight and 10 years, in US dollars. These amounts have been included at their Canadian- and US-dollar equivalents in the above tables.

7. **Share capital:**

(a) Authorized:

Unlimited number of common voting shares:

The common voting shares may be owned and controlled by Canadians only and shall confer the right to one vote per common voting share at all meetings of shareholders of the Corporation.

Each issued and outstanding common voting share shall be converted into one variable voting share automatically and without any further act of the Corporation or the holder, if such common voting share becomes owned or controlled by a person who is not a Canadian.

Unlimited number of variable voting shares:

The variable voting shares may be owned and controlled only by persons who are not Canadians and are entitled to one vote per variable voting share unless (i) the number of issued and outstanding variable voting shares exceed 25% of the total number of all issued and outstanding variable voting shares and common voting shares (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act), or (ii) the total number of votes cast by or on behalf of the holders of variable voting shares at any meeting on any matter on which a vote is to be taken exceeds 25% (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds are surpassed at any time, the vote attached to each variable voting share will decrease automatically without further act of formality. Under the circumstances described above, the variable voting shares as a class cannot carry more than 25% (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act) of the total voting rights attached to the aggregate number of issued and outstanding variable voting shares and common voting shares of the Corporation.

Under the circumstances described above, the variable voting shares as a class cannot, for a given shareholders' meeting, carry more than 25% (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act) of the total number of votes that may be cast at the meeting.

Each issued and outstanding variable voting share shall be automatically converted into one common voting share without any further intervention on the part of the Corporation or of the holder if (i) the variable voting share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in the Canada Transportation Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

Unlimited number of non-voting shares and

Unlimited number of non-voting first, second and third preferred shares:

The non-voting shares and the non-voting preferred shares are subject to limitations to be fixed by the Board of Directors.

(b) Issued and outstanding:

On August 30, 2005, the Corporation's common shares were restructured into two classes of shares: common voting shares and variable voting shares (collectively, the "voting shares" or "shares"). Each issued and outstanding common share which was not owned and controlled by a Canadian within the meaning of the Canada Transportation Act was converted into one variable voting share and the common share was cancelled. Each issued and outstanding common share which was owned and controlled by a Canadian within the meaning of the Canada Transportation Act was converted into one common voting share and the common share was cancelled.

7. **Share capital (continued):**

(b) Issued and outstanding (continued):

	2006		2005	
	Number	Amount	Number	Amount
Common and variable voting shares:				
Balance, beginning of year	129,575,099	$ 429,613	125,497,407	$ 390,469
Exercise of options	73,589	—	1,333,791	3,389
Stock-based compensation expense on stock options exercised	—	1,642	—	488
Issued from treasury (see note 7(e))	—	—	2,743,901	35,410
Share issuance costs	—	(10)	—	(215)
Tax benefit of issue costs	—	3	—	72
Balance, end of year	129,648,688	$ 431,248	129,575,099	$ 429,613

As at December 31, 2006, the number of common voting shares and variable voting shares amounted to 124,495,951 (2005 - 119,378,637) and 5,152,737 (2005 - 10,196,462) respectively.

(c) Stock Option Plans:

The Corporation has Stock Option Plans, whereby up to a maximum of 12,957,831 common and variable voting shares may be issued to officers and employees of the Corporation subject to the following limitations:

(i) the number of voting shares reserved for issuance to any one optionee will not exceed 5% of the issued and outstanding common and variable voting shares at any time;

(ii) the number of voting shares reserved for issuance to insiders shall not exceed 10% of the issued and outstanding common and variable voting shares; and

(iii) the number of voting shares issuable under the Stock Option Plans, which may be issued within a one-year period, shall not exceed 10% of the issued and outstanding common and variable voting shares at any time.

Stock options are granted at a price that equals the market value, have a term of four years and vest on either the first, second or third anniversary from the date of grant.

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	2006		2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock options outstanding, beginning of year	11,428,718	$ 13.94	10,682,082	$ 12.37
Granted	5,980,660	11.82	4,474,184	14.46
Exercised	(433,129)	11.21	(3,506,625)	9.82
Cancelled	(332,711)	13.19	(147,309)	14.53
Repurchased	—	—	(66,724)	11.99
Expired	(1,597,337)	13.78	(6,890)	13.79
Stock options outstanding, end of year	15,046,201	$ 13.21	11,428,718	$ 13.94
Exercisable, end of year	4,846,236	$ 13.63	3,920,623	$ 12.24

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

7. Share capital (continued):

(c) Stock Option Plans (continued):

The following table summarizes the options outstanding and exercisable at December 31, 2006:

	Outstanding options			Exercisable options	
Range of exercise prices	Number outstanding	Weighted average remaining life (years)	Weighted average exercise Price	Number exercisable	Weighted average exercise Price
$9.74 – $11.28	2,283,929	0.44	$ 11.19	2,222,540	$ 11.21
$11.81 - $13.80	5,944,711	3.31	11.84	69,045	12.12
$14.13 – $18.41	6,817,561	1.94	15.08	2,554,651	15.78
	15,046,201	2.25	$ 13.21	4,846,236	$ 13.63

Under the terms of the Corporation's Stock Option Plans, a cashless settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation or (b) elect to receive a number of shares equivalent to the difference between the market value of the options and the aggregate exercise price. For the year ended December 31, 2006, option holders exercised 433,129 (2005 – 3,151,923) options on a cashless settlement basis and received 73,589 (2005 – 979,089) shares.

In 2005, certain executives holding total options of 66,724, at an exercise price of $11.99, offered the Corporation an opportunity to purchase and cancel their options in consideration of payment by the Corporation in cash for a fixed price of $320,000. The agreements were accepted by the Corporation and the options were cancelled.

(d) Per share amounts:

The following table summarizes the shares used in calculating net earnings per share:

	2006	2005
Weighted average number of shares outstanding - basic	129,585,403	128,031,694
Effect of dilutive employee stock options	124,321	392,408
Weighted average number of shares outstanding – diluted	129,709,724	128,424,102

For the year ended December 31, 2006, a total of 12,823,662 (2005 - 8,672,329) options were not included in the calculation of dilutive potential shares as the result would be anti-dilutive.

(e) Employee Share Purchase Plan:

The Corporation has an Employee Share Purchase Plan (ESPP) whereby the Corporation matches every dollar contributed by each employee. Under the terms of the ESPP, employees may contribute up to a maximum of 20% of their gross pay and acquire voting shares of the Corporation at the current fair market value of such shares.

The Corporation has the option to acquire voting shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. For the period January to October 2005, shares under the ESPP were issued from treasury at the current market price. Subsequent to this period and continuing throughout 2006, the Corporation elected to purchase these shares through the open market and will continue to review this option in the future. For the year ended December 31, 2006, $NIL (2005 – $35,410,000) of voting shares were issued from treasury, of which $NIL (2005 - $17,705,000) represented the Corporation's matching contribution for employee contributions, for which no cash was exchanged.

7. Share capital (continued):

(e) Employee Share Purchase Plan: (continued):

Current market price for voting shares issued from treasury is determined based on weighted average trading price of the voting shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

Shares acquired for the ESPP are held in trust for one year. Employees may offer to sell voting shares, which have not been held for at least one year, on January 1 and July 1 of each year, to the Corporation for 50% of the then current market price.

The Corporation's share of the contributions is recorded as compensation expense and amounted to $28,209,000 (2005 - $21,690,000).

(f) Stock-based compensation:

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used to determine the fair market value of options granted during the years ended December 31:

	2006	2005
Weighted average fair market value per option	$ 4.29	$ 5.26
Average risk-free interest rate	4.2%	3.4%
Average volatility	42%	43%
Expected life (years)	3.6	3.7
Dividend per share	$ 0.00	$ 0.00

The Corporation has not incorporated an estimated forfeiture rate for stock options that will not vest. Rather, the Corporation accounts for actual forfeitures as they occur.

Employee stock option compensation expense is included in flight operations and general and administration expenses and totalled $21,205,000 (2005 - $17,604,000, net of repurchase of $320,000 as noted in 7(c)).

(g) Contributed surplus:

Changes to contributed surplus were as follows:

	2006	2005
Balance, beginning of year	$ 39,093	$ 21,977
Stock-based compensation expense	21,205	17,604
Stock options exercised	(1,642)	(488)
Balance, end of year	$ 58,656	$ 39,093

WestJet Airlines Ltd.

Years ended December 31, 2006 and 2005
(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

8. **Income taxes:**

The provision for income taxes differs from that which would be expected by applying the combined federal and provincial statutory rates.

A reconciliation of the difference is as follows:

	2006	2005
Earnings before income taxes	$ 164,481	$ 51,975
Income tax rate	34.21%	35.04%
Expected income tax provision	56,269	18,212
Add (deduct):		
Non-deductible expenses	1,440	1,219
Non-deductible stock-based compensation	7,249	6,208
Non-taxable portion of capital gains	(128)	(1,470)
Effect of tax rate changes	(16,901)	(1,426)
Large corporations tax and capital taxes	3,192	6,059
Other	(1,316)	(828)
	$ 49,805	$ 27,974

The Corporation has included in its reconciliation an amount of $16,901,000 (2005 – $1,426,000) that reflects the effect of tax rate changes. This balance includes a reduction to the Corporation's future tax liability totalling $11,333,000 (2005 – $NIL) as a result of the federal government and various provinces, in which the Corporation operates, enacting legislation during the second quarter of 2006 that reduced the federal and provincial statutory income tax rates. This amount also includes for 2006 $5,568,000 (2005 – $1,426,000) of tax rate changes required to reconcile the Corporations' combined current federal and provincial statutory rates to the Corporation's anticipated future federal and provincial tax rates.

The components of the net future tax liability are as follows:

	2006	2005
Future income tax asset:		
Share issue costs	$ 581	$ 1,368
Non-capital losses	89,017	44,448
Deferred partnership loss	12,466	52,831
Future income tax liability:		
Property and equipment	(251,347)	(201,298)
	$ (149,283)	$ (102,651)

The Corporation has recognized a benefit on $291.7 million of non-capital losses which are available for carry forward to reduce taxable income in future years. These losses will begin to expire in the year 2014.

The non-capital losses recognized result from tax deductions taken in excess of taxable earnings. The Corporation has the ability to adjust tax deductions to avoid losses from expiry.

9. **Cash flow information:**

(a) Change in non-cash working capital from operations:

	2006	2005
Increase (decrease) in accounts receivable	$ (4,623)	$ 4,792
Decrease (increase) income taxes recoverable	89	(11,055)
Decrease (increase) in prepaid expenses and deposits	1,019	(6,253)
Increase in inventory	(1,941)	(877)
Increase in accounts payable and accrued liabilities	21,105	8,167
Increase in advance ticket sales	21,293	45,459
Increase in non-refundable guest credits	7,694	6,110
Other non-cash items	(929)	(53)
	$ 43,707	$ 46,290

(b) Supplemental cash flow information:

As at December 31, 2006, cash and cash equivalents includes short-term investments of $316,951,000 (2005 – $219,030,000).

As at December 31, 2006, the Corporation had US-dollar cash and cash equivalents totalling US $32,019,000 (2005 – US $35,453,000).

As at December 31, 2006, cash and cash equivalents include US $5,279,000 (2005 – $6,470,000) and CAD $1,858,000 (2005 – $NIL) of restricted cash. US $186,000 (2005 – US $153,000) is cash not yet remitted for passenger facility charges.

Cash interest paid during the year was $67,077,000 (2005 – $54,688,000).

Cash taxes paid during the year were $3,081,000 (2005 – $10,151,000).

10. **Commitments and contingencies:**

(a) Aircraft:

The Corporation has remaining commitments to purchase six 737-700s and one 737-800 to be delivered over the course of 2007 and 2008.

The Corporation has an agreement with Live TV to install, maintain and operate live satellite television on all aircraft with the ability to cancel installing the system on future aircraft deliveries, subject to certain applicable penalties. This agreement contains an exclusivity clause which expires on July 1, 2009.

The Corporation has signed an agreement with Bell ExpressVu for a seven-year term to provide satellite programming. The agreement commenced in 2004 and can be renewed for an additional five years.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, live satellite television systems and winglets are as follows:

2007	$ 153,255
2008	101,330
2009	5,343
	$ 259,928

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

10. Commitments and contingencies (continued):

(b) Employee profit share:

The Corporation has an employee profit sharing plan whereby eligible employees participate in the pre-tax operating income of the Corporation. The profit share ranges from a minimum of 10% to a maximum of 20% of earnings before employee profit share and income taxes. The amounts paid under the plan are subject to prior approval by the Board of Directors.

(c) Contingencies:

On April 4, 2004, Air Canada commenced a lawsuit against the Corporation. Air Canada claimed damages in the amount of $220 million in an amendment to its Statement of Claim. On May 29, 2006, as a full settlement, the Corporation agreed to pay Air Canada's investigation and litigation costs incurred of $5.5 million and accepted Air Canada's request that the Corporation make a donation in the amount of $10 million in the name of Air Canada and the Corporation to children's charities across the country. Air Canada accepted the Corporation's apology and withdrew its claims in light of this settlement. All legal proceedings between the parties have been terminated. These amounts and other settlement costs totalling $15,600,000 have been paid as at December 31, 2006, and have been included in non-recurring expenses.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004, against the Corporation, an officer, and a former officer (the "Defendants"). The principal allegations are that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit the Corporation. The Plaintiff is seeking damages in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005, Jetsgo Corporation declared bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these and any outstanding matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

11. Financial instruments and risk management:

(a) Fuel risk management:

The Corporation periodically utilizes short-term and long-term financial and physical derivative instruments to mitigate its exposure to fluctuations in jet fuel prices and accounts for these derivatives as cash flow hedges. For the year ended December 31, 2006, the Corporation recognized a net loss of $2,223,000 (2005 - net gain of $155,000) in aircraft fuel resulting from hedging transactions. As at December 31, 2006, the Corporation has no outstanding jet fuel hedges.

(b) Foreign currency exchange risk:

The Corporation is exposed to foreign currency fluctuations as certain ongoing expenses are referenced to US-dollar denominated prices. The Corporation periodically uses financial instruments, including foreign exchange forward contracts and options, to manage its exposure.

The Corporation has entered into a contract to purchase US $2.5 million per month at a forward rate of 1.11 for the payment period from October 2006 to March 2007 to hedge a portion of the Corporation's committed US-dollar lease payments during the same period. This contract has been designated as a fair value hedge for accounting purposes. The estimated fair market value of the remaining contract as at December 31, 2006, is a gain of CAD $369,000.

(c) Interest rate risk:

The Corporation is exposed to interest rate fluctuations on variable interest rate debt (see note 4).

(d) Credit risk:

The Corporation does not believe it is subject to any significant concentration of credit risk. Most of the Corporation's receivables result from tickets sold to individual guests through the use of major credit cards and travel agents. These receivables are short term, generally being settled shortly after the sale. The Corporation manages the credit exposure related to financial instruments by selecting counter parties based on credit ratings, limiting its exposure to any single counter party, and monitoring the market position of the program and its relative market position with each counter party.

(e) Fair value of financial instruments:

The carrying amounts of financial instruments included in the balance sheet, other than long-term debt, approximate their fair value due to their short term to maturity.

At December 31, 2006, the fair value of long-term debt was approximately $1.5 billion (2005 - $1.2 billion). The fair value of long-term debt is determined by discounting the future contractual cash flows under current financing arrangements at discount rates which represent borrowing rates presently available to the Corporation for loans with similar terms and maturity.

82-34992

Form 52-109F1 - Certification of Annual Filings

I, ***Vito Culmone, WestJet Airlines Ltd., Executive Vice President, Finance, Chief Financial Officer***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***WestJet Airlines Ltd.*** (the issuer) for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 21, 2007

(signed) Vito Culmone

Vito Culmone, CA
Executive Vice President, Finance and Chief Financial Officer

END